     As filed with the Securities and Exchange Commission on June 22, 1999
                                                      Registration No. 333-77073
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      ------------------------------------


                                AMENDMENT NO. 5
                                       to
                                    FORM S-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                      ------------------------------------

                             TRAVELSCAPE.COM, INC.
             (Exact name of Registrant as specified in its charter)

                Delaware                                    4724                                   51-0387511
    (State or other jurisdiction of             (Primary Standard Industrial                    (I.R.S. Employer
     incorporation or organization)             Classification Code Number)                  Identification Number)

                              8951 W. Sahara Ave.
                          Las Vegas, Nevada 89117-5826
                                 (702) 792-3811
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                 ---------------------------------------------

                               TIMOTHY N. POSTER
                            Chief Executive Officer
                             TRAVELSCAPE.COM, INC.
                              8951 W. Sahara Ave.
                            Las Vegas, NV 89117-5826
                                 (702) 792-3811
      (Name, address, including zip code, and telephone number, including area code, of agent for service)
                 ---------------------------------------------

                  PLEASE SEND COPIES OF ALL COMMUNICATIONS TO:

            Francis S. Currie, Esq.                            Kenneth R. Lamb, Esq.
           Martin A. Wellington, Esq.                         Peter T. Heilmann, Esq.
              Kelly S. Boyd, Esq.                                Brian R. Gin, Esq.
     Wilson Sonsini Goodrich & Rosati, P.C.                 Gibson, Dunn & Crutcher LLP
               650 Page Mill Road                              One Montgomery Street
              Palo Alto, CA 94304                                  Telesis Tower
                 (650) 493-9300                               San Francisco, CA 94104
                                                                   (415) 393-8200

                      ------------------------------------

        Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.
                      ------------------------------------

    If the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), please check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   Subject to completion, dated June 22, 1999

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE SECURITIES AND EXCHANGE COMMISSION DECLARES OUR REGISTRATION STATEMENT EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

5,000,000 Shares

TRAVELSCAPE.COM, INC.
Common Stock
                                                               [LOGO]

$  per share

----------------------------------------------------------------------

-  Travelscape.com, Inc. is offering 5,000,000 shares.

- We anticipate that the initial public offering price will be between $10.00 and $12.00 per share.

- This is our initial public offering and no public market currently exists for our shares.

-  Proposed trading symbol: Nasdaq National Market -- RSVN

                      ------------------------------------
This investment involves risk. You should carefully consider the "Risk Factors" beginning on page 8.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                                         Per Share       Total
                                                                                        -----------  --------------
Public offering price.................................................................   $           $
Underwriting discounts and commissions................................................   $           $
Proceeds to Travelscape.com, Inc......................................................   $           $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE UNDERWRITERS HAVE A 30-DAY OPTION TO PURCHASE UP TO 750,000 ADDITIONAL SHARES OF COMMON STOCK FROM US TO COVER OVER-ALLOTMENTS, IF ANY. WE GENERALLY REFER TO THIS AS AN OVER-ALLOTMENT OPTION IN THIS PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone's investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

            JOINT LEAD MANAGER                        JOINT LEAD MANAGER
        U.S. Bancorp Piper Jaffray                    CIBC World Markets

                                 DLJDIRECT Inc.

               The date of this prospectus is             , 1999

OUTSIDE GATEFOLD:

[On this page, a graphic illustration depicts our home page. The page is headed by our logo, followed by the caption "the travelscape.com difference."]

[Captions point to various items on the web page and read as follows:]

      - ["Travelscape's guaranteed low rates and flexible change/cancel policies are designed to give customers added confidence."]

      - ["Travelscape's specialty! customers have access to below market prices and room availability with our featured hotels and negotiated discount rates."]

      - ["Advanced low fare search technology and access to all major airlines provide customers with the tools to find the lowest published airfares."]

      - ["The fast and simple online booking form allows for flexibility with minimal keystrokes for customer convenience."]

      - ["Travelscape offers customized travel packages online. We offer customers low rates on these proprietary packages."]

INSIDE GATEFOLD:

[The next two pages make a gatefold consisting of six images of our web site. A list of our "Internet Service Providers," "Major Travel Sites," "Search Engines and Portals" and "Major Content Sites" run down the right side of the right page.]

[The captions under each image read as follows:]

      - ["Travelscape.com Home Page. Customers find an easy to use booking form, a destination guide, "hot deals," and consistent navigation."]

      - ["Destination Guide. Travelscape.com provides customers an overview of the city and a selection of quality hotels."]

      - ["Hotel Descriptions. Customers can view detailed hotel information on one page, and can easily check rates and availability for their travel preferences."]

      - ["Rates and Availability. Shop and Select. Travelscape.com searches published fares on all major airlines plus our own proprietary air and hotel rates. Complete travel package options and prices are displayed."]

      - ["Review Itinerary. Customers select their trip and receive an itinerary summary."]

      - ["Confirmation. Customers complete the simple trip and booking information and receive prompt email confirmation. You're confirmed. Enjoy your trip!"]

INSIDE BACK COVER:

[This page includes a picture of our logo and a variety of travel-related images.]

                               TABLE OF CONTENTS

                                                                                            Page
                                                                                            -----
Summary................................................................................           5
Risk Factors...........................................................................           8
Forward Looking Statements.............................................................          23
Use of Proceeds........................................................................          24
Dividend Policy........................................................................          24
Capitalization.........................................................................          25
Dilution...............................................................................          26
Selected Combined and Consolidated Financial Data......................................          27
Management's Discussion and Analysis of Financial Condition and Results of
  Operations...........................................................................          28
Business...............................................................................          39
Management.............................................................................          51
Certain Transactions...................................................................          60
Principal Stockholders.................................................................          61
Description of Capital Stock...........................................................          62
Shares Eligible for Future Sale........................................................          65
Underwriting...........................................................................          66
Legal Matters..........................................................................          68
Experts................................................................................          68
Where You Can Find More Information....................................................          68
Index to Financial Statements..........................................................         F-1

                      ------------------------------------

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

                 (This page has been intentionally left blank.)

--------------------------------------------------------------------------------

                                    SUMMARY

THE ITEMS IN THE FOLLOWING SUMMARY ARE DESCRIBED IN MORE DETAIL LATER IN THIS PROSPECTUS. THIS SUMMARY PROVIDES AN OVERVIEW OF SELECTED INFORMATION AND DOES NOT CONTAIN ALL THE INFORMATION YOU SHOULD CONSIDER. THEREFORE, YOU SHOULD ALSO READ THE MORE DETAILED INFORMATION SET OUT IN THIS PROSPECTUS, THE FINANCIAL STATEMENTS AND THE OTHER INFORMATION INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.

Travelscape.com is a leading consumer-direct online travel wholesaler serving popular destination markets across the United States, including Las Vegas, Orlando, New York, San Francisco and Hawaii. Through our relationships with selected travel service suppliers, we provide low prices on a wide range of accommodation and transportation alternatives to meet a variety of consumer travel preferences and budgets. At March 31, 1999, we had wholesale supply agreements with over 335 hotels in 35 destination markets and negotiated rate agreements for discount airfares with major airlines that enable us to offer our customers hotel or hotel/air packages at significant discounts from published rates and fares. Visitors to our web sites at WWW.TRAVELSCAPE.COM and WWW.LVRS.COM have immediate access both to our easy to use proprietary booking engine to compare travel options, rates and availability, and to detailed hotel information and destination guides. Customers may book and purchase travel services, 24 hours a day, 7 days a week, in a few easy steps, either online or through our toll-free call center at (888) 335-0101. From 1996 to 1998, our annual revenue grew from $8.3 million to $20.9 million, a compound annual growth rate of 59%. We launched our Internet operations in March 1998, and Internet sales have grown from approximately 30% of gross bookings in 1998 to approximately 65% of gross bookings for the three months ended March 31, 1999, based on the aggregate retail value of the travel booked.

Online sales of travel services have expanded dramatically in recent years due to the substantial benefits of e-commerce to both travel service providers and consumers. According to Forrester Research, online travel bookings are expected to grow to $29.5 billion in 2003 from $3.1 billion in 1998, representing a compound annual growth rate of 57%.

Our strong relationships with hotels and airlines enable us to provide consumers access to a lower rate structure for hotels and hotel/air packages than is generally available from other online travel service providers. Our hotel partners include a wide range of independent hotel operators, as well as hotels associated with national chains, including Doubletree, Hilton, Marriott, Westin, Loews, Best Western and Hampton Inn. We also have system-wide non-exclusive negotiated rate agreements for discount airfares with a number of U.S. air carriers, including American Airlines. We believe that by offering wholesale pricing of travel services directly to consumers, we are able to maintain better gross margins than are available either to retail travel agencies or to travel wholesalers that rely on travel agencies for distribution.

Our objective is to be the premier consumer-direct online travel wholesaler by:

      - enhancing the consumer value proposition by offering a complete travel planning solution at discount prices;

      -      strengthening and expanding our strategic hotel relationships;

      - aggressively developing our brand through high quality service, active marketing and promotional programs;

      - increasing airfare sales and pursuing incremental revenue opportunities;

      - investing in leading technology to enhance our web sites, transaction-processing systems and call center; and

      -      pursuing strategic acquisitions.

We have aggressively invested to implement this strategy beginning in 1998, and as a result we experienced net losses of approximately $4.4 million and $5.4 million in 1998 and the three months ended March 31, 1999, respectively. We expect to continue to experience net losses for the foreseeable future.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Travelscape.com was incorporated in January 1999 under the laws of the State of Delaware. Our predecessor corporations, Las Vegas Reservation Systems, Inc., Professional Travel Services, Inc. and Travelscape.com, Inc., or Old Travelscape, were incorporated under the laws of the State of Nevada in 1990, 1993 and 1998, respectively. Our offices are located at 8951 West Sahara Avenue, Las Vegas, Nevada 89117, and our telephone number is (702) 792-3811.

The Offering

Common stock offered by Travelscape.com, Inc.......  5,000,000 shares

Common stock outstanding after the offering........  20,000,000 shares

Assumed offering price.............................  $11.00 per share

Use of proceeds....................................  For the repayment of approximately $7.0 million of debt and for advertising and
                                                     brand development, working capital,
                                                     general corporate purposes and
                                                     potential strategic investments or
                                                     acquisitions.

Common stock outstanding after the offering does not include:

      -      2,190,750 shares subject to options at March 31, 1999;

      -      364,375 shares subject to options granted after March 31, 1999; and

      - 527,752 shares subject to warrants at March 31, 1999 (all of which we expect to issue within 30 days of the completion of this offering).

Please see, "Description of Capital Stock--Options and Warrants," for further descriptions of these securities.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Summary Combined and Consolidated Financial Data
(in thousands, except per share data)

On January 21, 1999, we were formed for the purpose of completing an organizational restructuring, in which all of the outstanding common stock of Las Vegas Reservation Systems, Old Travelscape and Professional Travel Services was contributed to us in exchange for an aggregate of 15,000,000 shares of our common stock. As a result, Las Vegas Reservation Systems, Old Travelscape and Professional Travel Services became our wholly-owned subsidiaries. Statement of operations and balance sheet data are presented on a combined basis through January 22, 1999 and on a consolidated basis after that date. The pro forma statement of operations data below is presented as if the organizational restructuring had taken place on January 1, 1998. Net loss and the related per share amounts reflect adjustments for amortization of intangible assets recorded in the organizational restructuring. No adjustments have been made to reflect federal income taxes as if the combined company had been taxed as a sub-chapter C corporation rather than a sub-chapter S corporation under the Internal Revenue Code because the pro forma income tax provision would be zero.

The "as adjusted" balance sheet data below gives effect to this offering and the application of the net proceeds we receive in the offering.

                                                                                                                 Three Months
                                                                    Year Ended December 31,                    Ended March 31,
                                                     ------------------------------------------------------  --------------------
                                                       1994       1995       1996       1997        1998       1998       1999
                                                     ---------  ---------  ---------  ---------  ----------  ---------  ---------
                                                                                                                 (unaudited)
Statement of Operations Data:
Room sales.........................................  $   3,670  $   4,961  $   8,078  $  11,716  $   18,852  $   2,901  $   7,603
Airfare sales......................................         50        129        178        716       2,027        439        472
                                                     ---------  ---------  ---------  ---------  ----------  ---------  ---------
  Total revenue....................................      3,720      5,090      8,256     12,432      20,879      3,340      8,075
Gross profit.......................................      1,531      2,249      3,343      4,232       6,181        983      2,450
Total operating expenses(1)........................      1,391      2,047      3,019      4,171      10,427      1,257      7,518
Operating income (loss)............................        140        202        324         61      (4,246)      (274)    (5,068)
                                                     ---------  ---------  ---------  ---------  ----------  ---------  ---------
Net income (loss)..................................  $     263  $     159  $     336  $       2  $   (4,427) $    (294) $  (5,427)
                                                     ---------  ---------  ---------  ---------  ----------  ---------  ---------
                                                     ---------  ---------  ---------  ---------  ----------  ---------  ---------
Pro Forma Statement of Operations Data:
Pro forma net loss.................................                                              $   (4,552)            $  (5,437)
Pro forma net loss per share(2):
Basic and Diluted..................................                                              $    (0.30)            $   (0.36)
Weighted average shares outstanding(2):
Basic and Diluted..................................                                                  15,000                15,000

                                                                                          March 31, 1999
                                                                                    --------------------------
                                                                                      Actual      As Adjusted
                                                                                    -----------  -------------
                                                                                           (unaudited)
Balance Sheet Data:
Net working capital (deficit).....................................................  $    (2,407)  $    40,406
Total assets......................................................................       13,340        56,153
Long-term debt, including current portion(3)......................................        4,525         2,357
Net stockholders' equity (deficiency)(3)..........................................         (247)       49,603

---------------------------------------------
(1) Total operating expenses in the three months ended March 31, 1999, include approximately $1.8 million in stock compensation expense.

(2) Please refer to note 9 to our combined and consolidated financial statements for the calculation of net loss per share, including an explanation of the number of shares used in computing the amount of basic and diluted net loss per share.

(3) On February 28, 1999, we issued $7.0 million in senior notes with detachable warrants to purchase an aggregate of 527,752 shares of our common stock at $0.01 per share. The issuance of the debt was recorded as $7.0 million in notes payable. The warrants were recorded at their fair value of approximately $5.1 million as an original issuance discount, reflected as a reduction in the notes payable and additional paid-in capital.

PLEASE SEE "CAPITALIZATION" FOR A MORE COMPLETE DISCUSSION REGARDING THE OUTSTANDING SHARES OF TRAVELSCAPE.COM COMMON STOCK, OPTIONS AND WARRANTS TO PURCHASE TRAVELSCAPE.COM COMMON STOCK AND OTHER RELATED MATTERS.

--------------------------------------------------------------------------------

                                  RISK FACTORS

YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND ALL OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE YOU DECIDE TO BUY OUR COMMON STOCK. INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING US. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS OPERATIONS. ANY OF THESE PRESENTLY UNKNOWN OR IMMATERIAL RISKS OR ANY OF THE FOLLOWING RISKS COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION AND COULD RESULT IN A PARTIAL OR COMPLETE LOSS OF YOUR INVESTMENT.

Our success depends on growth of our online sales. Because we have a limited online operating history, we cannot be sure that our online sales will grow.

Our future success is heavily dependent upon growth of our online operations, which we have only operated since March 1998. We believe the ability to grow our online operations will depend upon a number of factors, many of which we do not control. These factors include, among others:

      - Increased market acceptance of e-commerce. While e-commerce has grown rapidly to date, there is no guarantee that this growth will continue or that our business will benefit from this growth.

      - Our success in establishing brand awareness and increasing web site traffic through online and offline marketing and strategic relationships.

      - Increased customer acceptance of our automated online booking system. Booking travel has traditionally involved intensive human contact, and we do not know if customers will accept our system as a substitute for personal interaction.

      - Increased customer acceptance of our pre-selected and, thus, limited hotel selection.

      - Our ability to provide a fast, easy to use, reliable and secure online shopping experience.

      - Our ability to build customer loyalty and increase the percentage of visitors to our web sites who make travel purchases.

If we are unable to take advantage of growth in e-commerce, or to successfully meet any of the foregoing challenges, we may be unable to grow our online business and our operating results and stock price would be adversely affected.

Because we are investing heavily to grow our online sales, we expect to recognize significant net losses in the second quarter of 1999 and do not know when, if ever, we will become profitable.

We have invested heavily in growing our online operations, including substantial increases in operating expenses that resulted in net losses of approximately $4.4 million in 1998 and approximately $5.4 million in the three months ended March 31, 1999. We expect to spend an aggregate of approximately $40 million to expand our online operations during the next 12 months, although our actual expenses may exceed this amount. In addition, we plan to continue to invest heavily in growing our online operations for the foreseeable future. We also expect to recognize significant non-cash expenses in the second quarter of 1999, including interest expense of approximately $5.3 million as a result of repayment of our senior notes and stock compensation expense of approximately $600,000. Further, we expect to recognize stock compensation expense of approximately $475,000 per quarter beginning in the third quarter of 1999, based on stock options granted to date. To the extent we grant additional options or rights to acquire our stock in the future, we may recognize additional stock compensation expense in future periods. As a result of the foregoing factors, we expect to experience a record net loss in the second quarter of 1999, and to continue to experience substantial additional losses in the foreseeable future.

In evaluating the risks involved in investing in a company in the early stages of development, such as ours, you should consider uncertainties and expenses such as additional marketing and sales expenses to grow the business, expenses and uncertainties involved in building new products and services and expenses and uncertainties in funding opportunities such as strategic acquisitions. We do not know if we will be successful in addressing these risks or in executing our business strategy.

Our operating results are subject to quarterly fluctuations and our revenue is unpredictable. Future fluctuations in operating results or revenue shortfalls could adversely affect the value of your investment.

Because we have a limited operating history in e-commerce and because of the emerging nature of the markets in which we compete, our revenue is highly unpredictable. At the same time, our current and future expense levels are based on our operating plans and are to a large extent fixed. We are unlikely to be able to adjust spending quickly to compensate for any revenue shortfall. As a result, any significant revenue shortfall would have an immediate negative effect on our results of operations and stock price.

We expect to experience significant fluctuations in our future quarterly operating results due to a variety of factors, many of which we do not control. Factors that may adversely affect our quarterly operating results include, but are not limited to:

      - our inability to successfully replicate our business model in new destination markets;

      - our inability to develop strong brand recognition, build customer loyalty and attract new and repeat customers;

      -      our inability to increase the level of traffic on our web sites;

      - our inability to retain or expand our wholesale hotel and airfare supply arrangements or reductions in discounts we receive on these wholesale travel services;

      - decreases in commission rates paid by travel suppliers on published rates and fares;

      - the announcement or introduction of lower prices or new travel services and products by our competitors;

      - any deterioration in general economic conditions, such as a global recession, or economic conditions specific to the Internet or travel industry;

      -      seasonal fluctuations in consumer travel spending patterns;

      - slower growth in the level of use of online services and consumer acceptance of the Internet for the purchase of consumer products and services such as those we offer;

      - any inability to upgrade and develop our systems and infrastructure;

      - any inability to retain or to attract qualified personnel in a timely and effective manner;

      - technical difficulties, system downtime or slowdowns in Internet response times;

      - increases in operating expenses or capital expenditures relating to expansion of our business, operations and infrastructure that are not accompanied by increased revenue;

      - difficulties in assimilating the operations and personnel of any acquired business;

      -      adverse government regulation; and

      - events affecting the travel industry such as natural disasters, wars or terrorist attacks.

For any of the foregoing reasons, or for other reasons we do not presently anticipate, in a future quarter it is likely that our operating results will not meet market expectations, including the expectations of financial analysts. If this occurs, it would have a material and adverse effect on our stock price.

If we are unable to successfully replicate our business model in new markets, our future growth and operating results would be adversely affected.

From our inception in 1990 through 1998, we developed our business model serving the Las Vegas market and derived substantially all of our revenue from transactions associated with Las Vegas. Our growth strategy depends in part upon substantially replicating this model in new markets across the United States. We cannot be sure that this business model will be successful in other markets. For example, as we have expanded our network of hotels into new markets, we have generally received smaller room blocks and discounts than we receive in Las Vegas, where we have longstanding relationships. These less favorable terms are expected to adversely affect gross margins. We believe that, unless we prove our ability to successfully distribute hotel rooms in these new markets, hotel operators will not offer us their most favorable room blocks and discounts. In addition, our room utilization rates in destinations outside Las Vegas have so far been lower than in Las Vegas. If we are unable to increase utilization rates outside Las Vegas, this may hinder our ability to develop strong strategic hotel relationships in these new markets. We cannot assure you that we can reproduce relationships with strategic hotel partners in the new markets we are entering or that such new hotel partners will provide us with room blocks and discounts comparable to what we receive in Las Vegas. In either case, operating results would be adversely affected. Please see "Business -- Strategy" for a discussion of our strategy for replicating our business model in new markets.

If our strategy to increase market awareness of our brand through extensive online advertising fails, we may be unable to substantially grow our business.

We believe that establishing, maintaining and enhancing the Travelscape.com and lvrs.com brands is a critical aspect of our efforts to attract and expand our online traffic. We plan to spend a significant portion of the proceeds of the offering on establishing brand recognition. However, our expenditures may fail to increase market awareness of our brand. We have recently entered into a number of significant online advertising agreements, many of which involve substantial financial commitments. For example, effective March 1999, we entered into an agreement with DoubleClick pursuant to which we are required to pay up to $6.5 million through June 2000 in exchange for online advertising services. We are also obligated to pay MapQuest an aggregate of approximately $1.9 million through May 2000, in exchange for advertising rights on the MapQuest web site. In addition, we have advertising arrangements with a variety of other web sites that include commitments in the aggregate of over $6.9 million through June 2000. We expect to enter into additional agreements of these types after the offering. We believe that the success of this aggressive marketing campaign is critical to our ability to establish brand awareness and increase our revenue. If this campaign is unsuccessful, we expect that these substantial financial commitments will cause us to experience increasing operating losses for the foreseeable future. In addition, if we are unable to maintain and expand our online marketing relationships, our ability to establish brand awareness and increase sales in the future will be adversely affected. Please see "Business -- Strategy" and "-- Online Marketing" for a discussion of our branding strategy.

We could lose market share if we do not keep up with the significant competition in the travel services market.

The online travel services market is new, rapidly evolving, intensely competitive and has relatively low barriers to entry. We compete primarily with online travel reservation services such as Preview Travel, Expedia Travel and Travelocity, as well as online travel wholesalers such as Cheap Tickets, Hotel Reservation Network, Lowestfare.com and Priceline.com. In addition, and to a lesser extent, we compete with traditional travel agencies, such as American Express Travel Service, Carlson Wagonlit Travel and Uniglobe Travel, individual airlines and hotels selling directly to consumers, and consolidators and wholesalers of airline tickets and other travel products such as Global Vacation Group and 800 Travel Systems.

Some of our current and potential competitors have competitive advantages due to various factors, which include, among others:

      -      greater brand recognition and web site traffic;

      -      longer operating histories;

      -      larger customer bases;

      -      greater financial, marketing and other resources; and

      - ability to secure products and services from travel suppliers with greater discounts and on more favorable terms than we can.

These and other competitors may be able to replicate the factors that make us successful. In addition, we may face competitive pressure due to the expansion of current and the creation of new technologies. Announcements of technological innovations, new services, business relationships or acquisitions by our competitors could cause our stock price to decline. Increased competition could reduce our operating margins and profitability, result in loss of market share and diminish our brand recognition, which would materially and adversely affect our business, results of operations and financial condition. Please see "Business -- Competition" for a discussion of our competition.

If any of our airline partners cease offering their services to us on negotiated rate terms or at all, or if they reduce commissions on published fares, these actions could adversely affect our operating results.

Our strategy includes increasing sales of airfares both as a means of promoting additional hotel room sales and also on a stand-alone basis. If we fail to increase airfare sales, our growth will be adversely affected. We have recently entered into a non-exclusive negotiated rate agreement with American Airlines that provides us with access to non-published airfares throughout American Airlines' domestic system, provided sales of such fares are in combination with hotel room sales. While sales of airfares pursuant to the agreement have not accounted for a material amount of revenue to date, we expect to increasingly rely on the American Airlines agreement as we implement our growth strategy. The agreement terminates in March 2000, and is subject to renegotiation at that time. We do not know whether we will be able to renew this agreement on acceptable terms, if at all. In addition, we have non-exclusive negotiated rate agreements with a number of other U.S. airlines. These agreements expire at the end of each calendar year and are subject to renegotiation upon expiration. If one or more of these airlines were to cease doing business with us or refuse to renew their agreements with us on favorable terms or at all, our growth strategy would be severely impaired, and our future operating results and stock price would be adversely affected. We also sell published airfares on a commission basis. Any reduction or limitation on commissions paid by airlines for these sales could materially and adversely affect future operating results. Please see "Business -- Strategic Travel Relationships" for a discussion of our partnerships with airlines.

Changes to or cancellations of our wholesale arrangements with hotel suppliers could adversely affect our operating results.

We operate almost exclusively on a wholesale basis with our hotel suppliers. We rely on these suppliers to provide us with hotel room capacity to sell. We do not have any non-cancelable, long-term contracts with any of our hotel suppliers. In addition, our agreements with our hotel suppliers allow them to enter into wholesale arrangements with any of our competitors. If we are unable to maintain satisfactory relationships with our hotel suppliers and establish new wholesale agreements with hotel suppliers in new markets, or if our hotel suppliers establish similar or more favorable relationships with our competitors, either development would adversely affect our operating results and the value of our stock. In 1997 and 1998, sales of rooms at the Luxor Hotel/Casino in Las Vegas accounted for 18.7% and 14.5%, respectively, of our gross hotel bookings. Our wholesale contract with Luxor is a non-exclusive, one-year agreement that gives us the ability to offer rooms at the Luxor Hotel/Casino in Las Vegas at non-published rates. No other single supplier accounted for more than 10% of gross hotel bookings in 1997 or 1998. In addition, our top ten hotel suppliers accounted for approximately 66.6% of gross hotel bookings in 1998. The loss of one of these top ten supplier relationships, or any substantial reduction in the room blocks available to us from these suppliers would have an immediate and adverse affect on our operating results and stock price. Please see "Business -- Strategic Travel Relationships" for more detailed information about our strategic relationship with our hotel suppliers.

We may be unable to protect our intellectual property, including our trademarks, which could adversely affect our operating results.

We regard our trademarks, domain names, service marks, trade dress, trade secrets, copyrights and similar intellectual property as important to our success, and rely on trademark and copyright law, trade secret protection and confidentiality to protect our proprietary rights. We are pursuing the registration of our key trademarks in the United States and internationally. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our products and services are made available online. Failure to effectively protect our intellectual property could adversely affect our business and stock price or result in erosion of our brand name.


Currently, the only registered trademark we own is "Travelscapes Vacations," which we acquired in April 1999. In addition, we have filed an application with the United States Patent and Trademark Office, or the Trademark Office, for the trademark "Travelscape.com," and that application is currently pending. We are aware of two other applications for the trademark "Travelscape" that are under rejection by the Trademark Office. We have obtained the rights to the first of these applications from the party who filed it. We believe that our ownership of the Travelscapes Vacations trademark and the rights to the first application for Travelscape will be sufficient to allow us to register the trademark "Travelscape.com" with the Trademark Office. However, we cannot assure you that we are correct in this regard. Further, we are aware that there are a number of other businesses using the name Travelscape or variations thereof in commerce. We do not know when these companies started using the name. One or more of these companies may have started using the name prior to the time the rights we have acquired were established, and could have rights in the name that are superior to ours. As part of our strategy to protect our trademarks, we plan to contact these companies and take actions to cause them to stop using the name. There is also the chance that another party could claim that our use of the name infringes their rights. We have recently received a letter from a party claiming rights in the Travelscape name and asking us to cease using the name, and we are seeking further information from this party. As a result of our efforts to protect our rights in the Travelscape name, we could become involved in litigation, which would likely be expensive and time consuming, and could distract management from the operations of the business. Furthermore, we cannot be sure we would prevail in any such litigation. We also plan to apply for the trademark "lvrs.com," which is the name of our Las Vegas focused web site. We cannot be sure we will be successful with this application. If we must change either of our trademarks, we would be required to invest substantial additional amounts in advertising and brand development. These additional expenditures would adversely affect our operating results. Please see "Risk Factors--If our strategy to increase market awareness of our brand through extensive online advertising fails, we may be unable to substantially grow our business" for a discussion of the risks and uncertainties inherent in establishing brand recognition.


We cannot be sure that the steps we have taken to protect our proprietary rights will be adequate or that third parties will not infringe or misappropriate our copyrights, trademarks, trade dress and similar proprietary rights. In the future, litigation may be necessary to enforce our intellectual property and contractual rights, or determine the validity and scope of the proprietary rights of others. Such litigation, regardless of the outcome, could result in substantial costs and diversion of management and technical resources, either of which could materially harm our business. In addition, other parties might assert infringement claims against us. We may be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims that we or our licensees have infringed the trademarks and other intellectual property rights of third parties. If we do not prevail, we could be required to stop using our trademarks or domain names or to pay damages. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

We may not acquire or maintain our domain name in all of the countries in which we do business, and we may be required to expend significant funds to prevent infringement of our domain name, which could inhibit our ability to expand our business internationally.

We currently hold the Internet domain names WWW.TRAVELSCAPE.COM and WWW.LVRS.COM as well as various other related names. Third parties may acquire domain names that are similar to, infringe or otherwise decrease the value of our domain names, trademarks and other proprietary rights, which may hurt our business. We may be required to expend significant funds in the legal defense of our domain names. Domain names generally are regulated by Internet regulatory bodies. The regulation of domain names is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. As a result, we may not acquire or maintain the "TRAVELSCAPE" and "LVRS" domain names in all of the countries in which we conduct business in the future.

Adverse conditions in Las Vegas could have a disproportionately large negative effect on our operating results.

For 1998 and the three months ended March 31, 1999, we derived approximately 99% and 85%, respectively, of our gross hotel bookings from transactions in which Las Vegas was the destination. We expect that Las Vegas travel will continue to account for a substantial portion of revenue and gross profits for the foreseeable future. Adverse events or conditions which affect travel to Las Vegas, such as changes in regional travel patterns, extreme weather conditions, natural disasters, or a reduction in Las Vegas travel due to the legalization or expansion of gaming in other states or geographic regions, could have a disproportionate negative effect on our operations.

Managing potential growth may be difficult, time consuming and expensive. The failure to properly manage growth may negatively affect the value of your investment.

Since early 1998, we have grown our business by launching our online operations, significantly expanding the number of destination markets we serve and largely transitioning our inbound call center to a web site customer support service. These changes have rapidly increased the volume of sales through our web sites and have placed, and are expected to continue to place, a significant strain on our managerial, operational and financial resources. Our inability to manage our growth effectively could disrupt operations and have an adverse effect on our revenue. For example, the increased volume of calls to our call center generated by our web sites has, at times, resulted in long hold times for customers and, we believe, lost sales. In addition, being a public company will place new strains on our senior management, none of whom have experience in operating a public company. We anticipate that further significant growth and development of our business will be required to expand our customer base and take advantage of market opportunities. We expect to hire additional key personnel and support staff in the future. To manage the expected growth of our operations and personnel, we will be required to:

      - improve existing and implement new transaction-processing, operational, customer service and financial systems, procedures and controls;

      -      implement a formal disaster recovery program; and

      -      expand, train and manage our growing employee base.

We also will be required to expand our finance, administrative and operations staff. Further, we will be required to maintain and expand our relationships with various travel service suppliers, other web sites and other web service providers, Internet service providers and other third parties necessary to our business. We cannot be sure that:

      - our current and planned personnel, systems, procedures and controls will be adequate to support our future operations;

      - our management will be able to hire, train, retain, motivate and manage required personnel; or

      - our management will be able to successfully identify, manage and exploit existing and potential market opportunities.

Our productivity and operating results will be negatively affected if we are unable to manage growth effectively. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Strategy," "-- Employees" and "Management" for a discussion of factors that may affect our ability to manage potential growth.

Our gross margins vary depending on the mix of travel services sold, which could have a detrimental effect on our operating results.

Our operating results will be affected by a number of factors, including the mix of travel services we sell, the proportion of our sales that are associated with the Las Vegas market and the mix of sales of non-published versus commission rates and fares. We typically realize higher gross margins on hotel revenue than airline revenue, higher gross margins on hotel rooms in Las Vegas than hotel rooms outside Las Vegas and higher gross profits on wholesale business than on commission business. Our business strategy includes expanding sales in markets other than Las Vegas and increasing sales of airfares as a percentage of total revenue. As a result, if we are successful in executing our strategy, we are likely to experience lower overall gross margins. Any change in one or more of the foregoing factors could have a detrimental effect on our gross margins and operating results in future periods, which could in turn adversely affect the value of your investment. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" for further discussion of how our gross margins have varied depending on the mix of travel services sold.

We expect increased operating expenses in connection with new and expanded services. If these services are unsuccessful or revenue increases are significantly below expenses, the value of your investment could be negatively affected.

We currently intend to:

      -      develop and offer new and expanded travel services;

      -      further develop our technology and transaction-processing systems;
             and

      -      begin offering international travel services.

Of the approximately $40 million we expect to invest to grow our online business during the next 12 months, we expect to invest approximately $8 million to develop these new and expanded services. We expect that these investments will contribute to net losses for the foreseeable future. To the extent the expenses we incur to fund these activities are not followed by increased revenue, we may be unable to achieve or maintain profitability. In addition, we may incur expenses when we enter new markets or offer new services that significantly exceed the amounts we anticipate. If so, our management, financial and operational resources may be severely strained. Our inability to generate revenue from such expanded services or products sufficient to offset our expenses could be damaging to our business. Please see "Business -- Strategy" for details about our planned new and expanded services.

We depend on internally developed technology systems and Internet capacity to handle all traffic to our web sites, and we could be subject to Internet capacity constraints. If our systems fail or do not perform optimally, our operations and revenue may be negatively affected.

Our revenue depends on the number of customers who use our web sites to book their travel reservations. Accordingly, the satisfactory performance, reliability and availability of our web sites, transaction-processing systems and network infrastructure are critical to our operating results, as well as our ability to attract and retain customers and maintain adequate customer service levels. Any system interruptions that result in the loss of data, the unavailability of our web sites or reduced performance of the reservation system would reduce the volume of reservations and the attractiveness of our service offerings, which could have a negative effect on our operating results and stock price.

We use an internally developed system that supports our web sites and substantially all aspects of transaction processing, including making reservations and confirmations. We have experienced periodic system interruptions and delays, which we believe will continue to occur from time to time. Any substantial increase in the volume of traffic on our web sites or the number of reservations made by customers will require us to expand and upgrade our technology, transaction-processing systems and network infrastructure. We have experienced and expect to continue to experience temporary capacity constraints due to sharply increased traffic during "fare wars" or other promotions. Capacity constraints such as these may cause unanticipated system disruptions, slower response times, degradation in levels of customer service, impaired quality and speed of reservations and confirmations and delays in reporting accurate financial information.

We cannot be sure that our transaction-processing systems and network infrastructure will be able to accommodate increases in web site traffic in the future, or that we will, in general, be able to accurately project the rate or timing of such increases or upgrade our systems and infrastructure to accommodate future traffic levels on our web sites. In addition, e-commerce is characterized by rapid technological change, changes in user and customer requirements and preferences and changes in industry standards and practices. Our existing technology and systems could quickly become obsolete because of the rapidly changing technologies of e-commerce. We cannot be sure that we will be able to effectively upgrade and expand our transaction-processing systems in a timely manner or to successfully integrate any newly developed or purchased modules with our existing systems. Upgrading or expanding our systems would likely be expensive and time-consuming, and could have an adverse effect on our operating results.

Our call center and substantially all of our computer and communications systems are located at a single facility in Las Vegas. Our systems and operations are vulnerable to damage or interruption from human error, fire, flood, power loss, telecommunications failure, break-ins, sabotage, intentional acts of vandalism, natural disasters and similar events. We currently do not have redundant systems or a disaster recovery plan and do not carry sufficient business interruption insurance to compensate us for losses that may occur. Despite our implementation of network security measures, our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to accept and confirm customer reservations. Please see "Business -- Technology" for a discussion of our technology.

If providers of the third-party systems on which we rely decide to no longer offer or maintain our services, the value of your investment might decrease.

We depend on third-party service providers for a substantial portion of our communications, technology and operating infrastructure, including UUNet and Epoch Networks, our Internet service providers; the SABRE Group, our airline booking system; and Thoughtmail, our web site development consultant. Any discontinuation of third-party provider services, or any reduction in performance that requires us to replace these services, would be disruptive to our business. In the past, these third-party providers have experienced interruptions or failures in their systems or services that have temporarily prevented our customers from accessing or purchasing certain travel services through our web sites. Any reduction in performance, disruption in Internet or web site access or discontinuation of services provided by UUNet, Epoch or any other Internet service provider, or any disruption in our ability to access the SABRE system or any other travel reservation systems, could have a negative effect on our business, operating results and financial condition. Please see "Business -- Strategic Travel Relationships" and "-- Technology" for a discussion of our third-party system providers.

Our operations and customer databases are susceptible to security risks, which might adversely affect our operating results.

A fundamental requirement for e-commerce is the secure transmission of confidential information over public networks. Our security measures may not prevent security breaches. If our security were ever compromised, it could have a detrimental effect on our reputation, operating results and stock price. We rely on encryption and authentication technology licensed from third parties to ensure secure transmission of confidential information, such as customer credit card numbers. In addition, we maintain an extensive confidential database of customer profiles and transaction information. Advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments may result in a compromise or breach of the algorithms we use to protect customer transaction data and personal information contained in our customer database. A person who circumvents our security measures could steal or misuse proprietary information or cause interruptions in our operations. We may be required to expend significant financial and other resources to protect against security breaches or to alleviate problems caused by such breaches. Publicized security problems could increase concerns over the security of online transactions and the privacy of users, which may also inhibit the Internet's growth, especially as a means of conducting commercial transactions. To the extent that our or our third-party contractors' activities involve the storage and transmission of proprietary information, such as credit card numbers or other personal information, security breaches could expose us to a risk of loss or litigation and possible liability. Failure to prevent security breaches will have a negative effect on our reputation, business and operating results. Please see "Business -- Technology" for a more detailed discussion of our technology.

The loss of our senior management or other key personnel or our failure to attract additional personnel could negatively affect our business and decrease the value of your investment.

Our performance is substantially dependent on the continued services and performance of our senior management and other key personnel. The loss of the services of any of our executive officers or other key employees would adversely affect our ability to manage our business and would likely have a detrimental effect on our operating results. In particular, we are dependent upon the services of Timothy Poster, our Chairman and Chief Executive Officer, and Thomas Breitling, our Chief Operating Officer. Both Messrs. Poster and Breitling own substantial amounts of our stock, none of which is subject to vesting. We do not intend to maintain "key person" life insurance policies on any of our key personnel. In April 1999, we hired a new Chief Technology Officer, who will play a critical role in managing and developing our online services. Failure of our new Chief Technology Officer to work well with our existing management team could adversely affect our operating results and the value of your investment.

Our future success also depends on our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, marketing and customer service personnel. Competition for such personnel is intense, and we are not sure that we will be able to successfully attract, assimilate or retain sufficiently qualified personnel. In particular, we may encounter difficulties in attracting and retaining a sufficient number of qualified software developers for our online services and transaction-processing systems. Failure to retain and attract necessary technical, managerial, marketing and customer service personnel would have a negative effect on our operating results and stock price. Please see "Business -- Employees" and "Management" for more detailed information about our management team.

Declines in consumer travel spending could harm our operating results.

The majority of our revenue is derived from consumer spending in the travel industry. The travel industry, especially leisure travel, depends on personal discretionary spending levels and suffers during economic downturns and recessions. The travel industry is also highly susceptible to unforeseen events, such as political instability, regional hostilities, terrorism, fuel price escalation, travel-related accidents, natural disasters, unusual weather patterns or travel industry related labor strikes. Any event that results in decreased consumer travel spending would likely have a negative effect on our operating results.

We experience seasonality in customer travel that could cause quarterly fluctuations and adversely affect our business and stock price.

Seasonality in the travel industry is likely to cause quarterly fluctuations in our operating results which may adversely affect our stock price. Our sales do not currently reflect typical seasonal fluctuations in the travel industry because of the magnitude of our sales associated with Las Vegas. For the business we do with the destination of Las Vegas, our revenue typically increases during late winter/early spring and fall and are slightly lower during the middle of the summer and at year end. As our business expands beyond Las Vegas, seasonal fluctuations will affect us in different ways. For the business we do with destinations other than Las Vegas, we anticipate that our revenue will increase during the summer as a result of vacation travel and will decline during the winter as spending on travel declines, as is typical in the travel industry. Because of our limited operating history, we do not know which seasonal patterns, if any, will predominate. If seasonality in the travel industry causes quarterly fluctuations, there could be a material adverse effect on our business and stock price.

We may need more money, which may not be available to us on favorable terms or at all.

We require substantial working capital to fund our business. We currently anticipate that the net proceeds of this offering, together with our existing funds and ability to borrow, will be sufficient to meet our capital requirements for the foreseeable future. We may, however, be required to raise additional funds if our needs or circumstances change. Additional financing may not be available in sufficient amounts or on favorable terms. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our stockholders will be diluted. In addition, any new securities could have rights, preferences and privileges senior to those of our common stock. If we are unable to raise additional financing when necessary, our operations and financial condition will be materially adversely affected. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for more detailed information regarding our possible future capital requirements.

We could face litigation because of our web page content, which might require considerable effort and expense to defend and result in significant liability.

As a publisher and distributor of online content, we face potential liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that we publish or distribute. Such claims have been brought, and sometimes successfully pressed, against other online services. In addition, we do not and cannot practically screen all of the content generated by other web sites that are linked to our web sites, and we could be exposed to liability with respect to such content. Although we carry general liability insurance, our insurance may not cover claims of these types or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of insurance coverage, could have a damaging effect on our reputation, operating results, financial condition and stock price. Please see "Business -- Travelscape.com Services" for more detailed information concerning our web page content.

Our business could be hurt if we make acquisitions that are unsuccessful.

We believe that there are opportunities for consolidation in the online travel services market and in travel-related web sites. One element of our growth strategy is to pursue strategic acquisitions to broaden the scope and content of our business through the acquisition of existing complementary businesses. Our management team does not have experience in completing or integrating acquisitions, and we may not be successful in overcoming problems encountered in connection with such acquisitions. Even if we are successful, such acquisitions may be time consuming and costly, which may affect our operating results. Acquisitions would also expose us to various other risks such as those associated with:

      -      the assimilation of new operations, sites and personnel;

      - the diversion of resources from our existing operations, sites and technologies;

      - the inability to generate revenue from acquisitions sufficient to offset associated acquisition costs;

      - the inability to maintain uniform standards, controls, procedures and policies; and

      - the impairment of relationships with employees, suppliers and customers as a result of integration of new businesses.

Acquisitions may also result in additional expenses associated with one-time charges or amortization of acquired intangible assets. Furthermore, although we will conduct due diligence and generally require representations, warranties and indemnifications from the former owners of acquired companies, we cannot be sure that such owners will accurately represent the results of operations, financial condition and business of their companies or will have the means to satisfy their indemnification obligations. If misrepresentations are made, the acquisition could have a material adverse effect on our business, financial condition and results of operations. We do not have current commitments with respect to any particular acquisition, but management regularly evaluates acquisition opportunities. Please see "Business -- Strategy" for more information about our acquisition strategy.

Our business could be adversely affected by evolving government regulations, and we could be subject to fines or other penalties for failure to comply with such regulations.

Certain segments of the travel industry are heavily regulated by the United States and foreign governments, and accordingly, certain services we offer are affected by such regulations. For example, we are subject to United States Department of Transportation regulations prohibiting unfair and deceptive practices. In addition, Transportation Department regulations concerning the display and presentation of information that are currently applicable to the SABRE Group's services we access could be extended to us in the future, as well as other laws and regulations aimed at protecting consumers. We are subject to regulation by a number of states that have "seller of travel" acts. These acts require us to register as a seller of travel, comply with certain disclosure requirements, post a bond or escrow funds and/or participate in state restitution funds. We are in the process of obtaining bonds in and making applications, as appropriate, in California, Florida, Hawaii, Iowa, Ohio, Washington and Illinois. There is a possibility that we may be subject to fines for any past failure to comply with these requirements, although we do not expect the total amount of any such fines to exceed $150,000, in the aggregate. All of our services are subject to federal and state consumer protection laws and regulations prohibiting unfair and deceptive trade practices. These consumer protection laws could result in substantial compliance costs and interfere with the conduct of our business.

We are also subject to regulations applicable to businesses generally and laws or regulations directly applicable to e-commerce. Although there are currently few laws and regulations directly applicable to e-commerce, it is possible that a number of laws and regulations may be adopted with respect to e-commerce covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. For example, California requires that sellers of goods and services online make certain disclosures to California residents. In addition, California also imposes certain requirements on such sellers relating to refunds, returns and exchanges. Furthermore, the growth and development of the market for e-commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The adoption of any additional laws or regulations may impose additional burdens on us or decrease the growth of the Internet, which could, in turn, decrease the demand for our products and services and increase our cost of doing business, or otherwise have a negative effect on our business, operating results and financial condition.

Moreover, the applicability to e-commerce of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. For example, tax authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in e-commerce, and new state tax regulations may subject us to additional state sales and income taxes. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to e-commerce could negatively affect our operating results.

There are uncertainties regarding taxes that could have a negative effect on us if unfavorable changes or determinations are made.

Changes in tax laws, determinations, or interpretations that result in significant additional taxes on our business could have an adverse effect on our cash flows and results of operations.

POTENTIAL FEDERAL AIR TRANSPORTATION TAX LIABILITY. Currently, a federal air transportation tax is imposed upon the amount paid for airline transportation and generally is collected by the airlines selling the tickets. The tax is based upon a percent of the cost of transportation, which is 8% until October 1, 1999 and 7.5% after October 1, 1999. In our arrangements with certain airlines, we purchase airline tickets and then resell them to customers at a higher price. It is not clear how this federal tax should be calculated when these ticket sales are made by us, and we have not obtained any opinion of counsel as to how this tax should be calculated. We pay this tax based on the price charged to us by the airline for a ticket, rather than the price paid to us by the customer. There is a significant risk that current law requires computation of the tax based on the price paid by the customer to us. While our potential exposure for incorrectly paying this tax has historically not been material, if our airfares sales grow in the future and it is ultimately determined that our method of calculating the tax is incorrect, we could be required significant additional taxes as well as any penalties and interest on back taxes we are required to pay.

STATE TAXES. We file tax returns in certain states based on applicable statutory requirements. In addition, we do not collect sales or other similar taxes with respect to transactions conducted through our web sites. However, one or more states could seek to impose additional income tax obligations or sales tax collection obligations on out-of-state companies, such as ours, which engage in or facilitate online commerce. A number of proposals have been made at state and local levels that could impose these taxes on the sale of products and services online or the income derived from such sales. These proposals, if adopted, could substantially impair the growth of online commerce.

Federal legislation imposing limitations on the ability of states to impose taxes on online sales was enacted in 1998. The Internet Tax Freedom Act, as this legislation is known, imposes on electronic commerce a three-year moratorium on state and local taxes imposed after October 1, 1998 but only where such taxes are discriminatory on Internet access. It is possible that the legislation could not be renewed when it terminates in October 2001. Failure to renew the legislation could allow state and local governments to impose taxes on online sales, and such taxes could have an adverse effect on our operating results.

Management will have broad discretion over the use of the proceeds of this offering, and may use these proceeds in ways you might not believe are desirable.

The net proceeds of this offering are estimated to be approximately $49.9 million (approximately $57.5 million if the underwriters' over-allotment option is exercised in full) at an assumed initial public offering price of $11.00 per share and after deducting the estimated underwriting discount and estimated offering expenses. Approximately $7.0 million will be used to repay debt. We currently plan to use the remaining net proceeds for advertising and brand development, additional working capital, future development of our web sites and technology or possible acquisitions of businesses, products or technologies. Our management will retain broad discretion as to the allocation of the remaining approximately $42.9 million of the net proceeds of this offering. The broad discretion we have in the use of proceeds of this offering involves risks that we will not use such proceeds effectively or that we will use them in ways with which you may not agree. Please see "Use of Proceeds," for a more detailed discussion of how we will allocate proceeds.

Because our directors and officers will own approximately 75% of our outstanding stock after this offering, you and other investors will have minimal influence on stockholder decisions.

Upon consummation of this offering, our executive officers and directors, together with their respective affiliates, will beneficially own approximately 75% (72% if the underwriters' over-allotment option is exercised in full), of our outstanding common stock. As a result, if they act together, they will have the ability to control the outcome on all matters requiring stockholder approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets, and to control our management and affairs. Such control could discourage others from initiating potential merger, takeover or other change of control transactions. As a result, the market price of our common stock could be adversely affected. Please see "Principal Stockholders" for a more detailed discussion of the influence our principal stockholders have over us.

Some of the products we work with may not be year 2000 compliant, which could result in customer dissatisfaction or claims against us.

We believe that our internal computer systems are Year 2000 compliant and do not anticipate that we will incur significant expenditures to ensure that our systems will function properly with respect to dates in the Year 2000 and beyond. However, the Internet could face serious disruptions arising from the Year 2000 computer problem. If there are serious Internet failures, consumers may not be able to visit our web site. Given the pervasive nature of the Year 2000 problem, these issues may impact other entities with which we do business, including, for example, those responsible for maintaining telephone and online communications. Accordingly, we cannot predict the effect of the Year 2000 problem on those entities or us. We cannot be sure that a failure of third party systems on which our systems and operations rely to be Year 2000 compliant will not have a damaging affect on our business, financial condition or operating results. The foregoing constitutes Year 2000 readiness disclosure within the meaning of the Year 2000 Information and Readiness Disclosure Act. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Readiness Disclosure" for a more detailed discussion of year 2000 issues.

Our charter and bylaw provisions could limit another party's ability to acquire us.

A number of provisions in our certificate of incorporation and bylaws, as well as provisions of Delaware law, may make it more difficult for another company to acquire us, which could adversely affect the value of our stock. For example, our certificate of incorporation allows our board of directors to issue up to 5,000,000 shares of preferred stock without a stockholder vote, divides our board into three classes of directors, each with a three year term, and eliminates the ability of stockholders to take action without a meeting. In addition, our bylaws do not allow stockholders to call special stockholder meetings or to take any action without a stockholder meeting. Finally, Delaware law will prohibit an acquisition of Travelscape.com in some situations. Any or all of these provisions could have the effect of delaying or prohibiting a change of control, and as such, may preclude stockholders from receiving any premium that might be offered in such a transaction. See "Description of Capital Stock" for more details about these provisions.

We expect that the market price for our common stock may be volatile, which could cause the value of your investment in our company to decline.

The value of your investment could decline due to the impact of any of following factors, among others, upon the market price of our common stock:

      -      changes in our earnings estimates by financial analysts;

      -      our failure to meet financial analysts' performance expectations;

      -      changes in market valuations of other online service companies; and

      -      lack of liquidity.

In addition, many of the risks described elsewhere in this section could materially and adversely affect our stock price, as discussed in those risk factors. The stock markets have recently experienced price and volume volatility that has affected companies' stock prices. Stock prices for many companies in the Internet and emerging growth sectors have experienced wide fluctuations that have often been unrelated to the operating performance of these companies. Fluctuations such as these are likely to affect the market price of our common stock.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of such companies' securities. If instituted against us, regardless of the outcome, such litigation could result in substantial costs and diversion of our management's attention and resources and have a material adverse effect on our business, financial condition and results of operations. We could be required to pay substantial damages, including punitive damages, if we were to lose such a lawsuit.

Some of our shares will be eligible for future sale which could adversely affect our stock price.

Sales of substantial amounts of our common stock in the public market after this offering could adversely affect the prevailing market price of our common stock. Upon completion of the offering, we will have 20,000,000 shares of common stock outstanding, assuming no exercise of outstanding warrants or options after March 31, 1999. In addition, within 30 days after the closing of this offering, we expect to issue up to 527,752 shares of common stock pursuant to the exercise of outstanding warrants. Please see "Description of Capital Stock--Options and Warrants" for a more detailed discussion of our outstanding shares.

Of the shares expected to be outstanding after the offering, all of the shares sold in the offering will be freely tradable without restriction or further registration under the Securities Act unless purchased by

"affiliates" of Travelscape.com as that term is defined in Rule 144 under the Securities Act. The remaining 15,527,752 shares expected to be outstanding after the offering (including shares issuable upon exercise of warrants) will be "restricted securities" as that term is defined under Rule 144 and may not be sold publicly unless they are registered under the Securities Act or are sold pursuant to Rule 144 or another exemption from registration. These restricted securities will be be eligible for resale pursuant to Rule 144, subject to compliance with the volume limitations and other restrictions under Rule 144 as follows:

         Eligibility of Restricted Securities For Sale in Public Market

At Effective Date...............................................          0
At January 22, 2000.............................................  15,000,000
At February 16, 2000............................................    164,250
At February 28, 2000............................................    363,502

Within 180 days after the offering, we intend to file a registration statement on Form S-8 under the Securities Act to register 2,555,125 shares of common stock issuable under our 1998 Stock Plan, 2,000,000 shares of common stock issuable under our 1999 Stock Plan and 500,000 shares of common stock issuable under our 1999 Stock Purchase Plan. Please see "Description of Capital Stock" and "Shares Eligible for Future Sale" for a more detailed discussion of our outstanding stock.

                           Forward Looking Statements

Certain statements under the captions "Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and elsewhere in this prospectus are "forward-looking statements." These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in the prospectus that are not historical facts. When used in this prospectus, the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including the factors discussed under "Risk Factors."

                                USE OF PROCEEDS

The net proceeds to us from the sale of the 5,000,000 shares of common stock offered by us at an assumed initial public offering price of $11.00 per share are estimated to be approximately $49.9 million, after deducting the underwriting discount and estimated offering expenses (approximately $57.5 million if the over-allotment option is exercised in full).


We intend to use approximately $7.0 million of the net proceeds to repay debt that was incurred in February 1999 to meet working capital requirements. This debt is subject to senior notes due February 2001 bearing interest at 10% through February 2000 and 12% after February 2000. The maturity of these notes will be accelerated by the completion of this offering. In addition, we currently have advertising commitments through June 2000 totalling over $15.0 million, which we expect to fund in part with the net proceeds of this offering. We currently have no specific plans or commitments for the use of the balance of the net proceeds of this offering. We currently expect to use approximately $25.0 million of these net proceeds for substantial investments in additional advertising and brand development (including the $15.0 million in current commitments discussed above), approximately $8.0 million for the development of new and expanded services for our web sites and approximately $2.0 million for improvements to our information technology, and to use the balance of the net proceeds for working capital, general corporate purposes and potential strategic investments or acquisitions that complement our products, services, technologies or distribution channels. We currently have no commitments or agreements and are not involved in any negotiations with respect to any acquisition or investment. The allocation of the net proceeds of the offering discussed above represents management's current estimates only. Management's plans for the proceeds are subject to change due to unforeseen opportunities and, as such, actual allocation of the net proceeds may differ substantially from these estimates. We cannot specify with certainty the particular uses for the net proceeds to be received upon the completion of this offering. Accordingly, our management team will have broad discretion in using the net proceeds of this offering. Pending such uses, we intend to invest the net proceeds of the initial public offering in investment grade interest-bearing securities. Please see "Risk Factors--Management will have broad discretion over the use of proceeds of this offering, and may use these proceeds in ways you might not believe are desirable" for a discussion of uncertainties regarding our use of proceeds.


                                DIVIDEND POLICY

We have never declared or paid any cash dividends on shares of our common stock. We intend to retain any future earnings for future growth and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

All information in this prospectus relating to outstanding shares of Travelscape.com common stock or options or warrants to purchase Travelscape.com common stock is based upon information as of March 31, 1999 on a pro forma basis to give effect to a 3-for-2 split of our common stock completed on June 18, 1999. Unless otherwise indicated, the information throughout this prospectus does not take into account the possible issuance of additional shares of common stock to the underwriters pursuant to their over-allotment option.

The following table sets forth the capitalization of Travelscape.com at March 31, 1999:

      -      on an actual basis; and

      - as adjusted to give effect to Travelscape.com's receipt of the estimated net proceeds from the sale of 5,000,000 shares of common stock offered by Travelscape.com at an assumed initial public offering price of $11.00 per share and the application of these net proceeds.

The outstanding share information excludes 527,752 shares of common stock subject to outstanding warrants exercisable at $0.01 per share, all of which we expect to issue within 30 days after the completion of this offering. Please see "Description of Capital Stock--Options and Warrants" for a discussion of the terms of these securities.

The outstanding share information also excludes 2,555,125 shares of common stock subject to options outstanding under the 1998 Plan as of the date of this prospectus at a weighted average exercise price of $3.23 per share. In addition, in connection with this offering, our board of directors has approved:

      -      a reserve of 2,000,000 shares for issuance under the 1999 Stock
             Plan; and

      - a reserve of 500,000 shares for issuance under the 1999 Employee Stock Purchase Plan.

In this prospectus, we refer to these equity incentive plans as the 1998 Plan, the 1999 Plan and the 1999 Stock Purchase Plan as appropriate. Please see "Management--Incentive Stock Plans" for a discussion of the terms of these plans.

The capitalization information set forth in the table below is qualified by, and should be read in conjunction with, our more detailed combined and consolidated financial statements and notes appearing elsewhere in this prospectus.

                                                                                              March 31, 1999
                                                                                          -----------------------
                                                                                            Actual    As Adjusted
                                                                                          ----------  -----------
                                                                                              (in thousands)
Cash and cash equivalents...............................................................  $    6,335   $  49,148
                                                                                          ----------  -----------
                                                                                          ----------  -----------
Long-term debt, including current portion(1)............................................  $    4,525   $   2,357
Stockholders' equity (deficiency):
  Preferred stock: $0.01 par value, 5,000,000 shares authorized; no shares issued and
    outstanding, actual and as adjusted.................................................          --          --
  Common stock: $0.01 par value, 50,000,000 shares authorized; 15,000,000 shares issued and outstanding, actual; 20,000,000 shares issued and outstanding, pro forma as
    adjusted............................................................................         150         200
Additional paid-in capital..............................................................      16,112      65,912
Deferred stock compensation.............................................................      (4,810)     (4,810)
Stockholder loans.......................................................................         (83)        (83)
Accumulated deficit.....................................................................     (11,616)    (11,616)
                                                                                          ----------  -----------
    Net stockholders' equity (deficiency)...............................................        (247)     49,603
                                                                                          ----------  -----------
    Total capitalization................................................................  $    4,278   $  51,960
                                                                                          ----------  -----------
                                                                                          ----------  -----------

------------------------------------
(1) The long-term debt is recorded net of original issuance discount of $4.9 million. Please see note 6 to the unaudited combined and consolidated financial statements for further details.

                                    DILUTION

Our net tangible book value as of March 31, 1999 was ($2.1) million, or approximately ($0.14) per share. Net tangible book value per share represents the amount of Travelscape.com's total assets less total liabilities and intangible assets, divided by the number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in the offering made hereby and the net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the sale of the 5,000,000 shares of common stock offered by Travelscape.com hereby at an assumed initial public offering price of $11.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by Travelscape.com, the net tangible book value of Travelscape.com at March 31, 1999 would have been $47.7 million, or approximately $2.39 per share. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share.............................             $   11.00
  Net tangible book value per share as of March 31, 1999....................  ($   0.14)
  Increase per share attributable to new investors..........................       2.53
                                                                              ---------

Net tangible book value per share after this offering.......................                  2.39
                                                                                         ---------
Dilution per share to new investors.........................................             $    8.61
                                                                                         ---------
                                                                                         ---------

The following table sets forth, on a pro forma basis as of March 31, 1999, the differences between the number of shares of common stock purchased from Travelscape.com, the total effective cash consideration paid and the average price per share paid by existing holders of common stock and by the new investors, before deducting underwriting discounts and commissions and estimated offering expenses payable by Travelscape.com, at an assumed initial public offering price of $11.00 per share.

                                                   Shares Purchased         Total Consideration
                                               ------------------------  -------------------------  Average Price
                                                  Number      Percent       Amount       Percent      Per Share
                                               ------------  ----------  -------------  ----------  -------------
Existing stockholders........................    15,000,000        75%   $   2,668,305         5%     $    0.18
New investors................................     5,000,000        25       55,000,000        95          11.00
                                               ------------  ----------  -------------  ----------       ------
    Total....................................    20,000,000       100%   $  57,668,305       100%     $    2.88
                                               ------------  ----------  -------------  ----------       ------
                                               ------------  ----------  -------------  ----------       ------

The foregoing excludes 527,752 shares of common stock subject to warrants exercisable for $0.01 per share outstanding as of March 31, 1999, all of which we expect to issue within 30 days after the completion of this offering. Assuming the issuance of these shares, dilution per share to new investors would equal $8.67, and the average price per share for all outstanding shares would equal $2.33.

To the extent that any shares are issued upon exercise of options that were outstanding at March 31, 1999 or granted after that date, or reserved for future issuance under our stock plans, there will be further dilution to new investors. Please see "Management--Incentive Stock Plans," "Description of Capital Stock--Options and Warrants" and note 8 to our combined and consolidated financial statements for further details.

               SELECTED COMBINED AND CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

The following table sets forth for the periods indicated selected combined and consolidated financial data for Travelscape.com, and is qualified by our more detailed combined and consolidated financial statements and notes thereto included elsewhere in this prospectus. The following table should be read in conjunction with such financial statements and notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The combined statement of operations data for the years ended December 31, 1996, 1997 and 1998 and the combined balance sheet data at December 31, 1997 and 1998 have been derived from our combined financial statements included elsewhere in this prospectus. The combined statement of operations data and balance sheet data for and as of the years ended December 31, 1994 and 1995 and the combined balance sheet data as of December 31, 1996 have been derived from unaudited (1994 and 1995) and audited (1996) financial statements not included in the prospectus. The combined and consolidated statement of operations data and balance sheet data for and as of the three months ended March 31, 1998 and 1999 are derived from unaudited combined and consolidated financial statements included elsewhere in this prospectus which, in the opinion of management, have been prepared on the same basis as the audited combined financial statements and contain all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the financial position and results of operations for such periods. On January 21, 1999, we completed an organizational restructuring in which all of the outstanding common stock of Las Vegas Reservation Systems, Old Travelscape and Professional Travel Services was contributed to us in exchange for an aggregate of 15,000,000 shares of our common stock. As a result, Las Vegas Reservation Systems, Old Travelscape and Professional Travel Services became our wholly-owned subsidiaries. Statement of operations and balance sheet data are presented on a combined basis through January 22, 1999 and on a consolidated basis thereafter. The pro forma statement of operations data below is presented as if the organizational restructuring had taken place on January 1, 1998. Net loss and the related per share amounts reflect adjustments for amortization of intangible assets recorded in the organizational restructuring. No adjustments have been made for federal income taxes as if the combined company had been taxed as a sub-chapter C corporation rather than a sub-chapter S corporation under the Internal Revenue Code, as the pro forma income tax provision would be zero.

                                                                                                                         Three
                                                                                                                        Months
                                                                                                                         Ended
                                                                               Year Ended December 31,                 March 31,
                                                                -----------------------------------------------------  ---------
                                                                  1994       1995       1996       1997       1998
                                                                ---------  ---------  ---------  ---------  ---------    1998
                                                                                                                       ---------
                                                                                                                       (unaudited)
Statement of Operations Data:
Revenues:
  Room sales..................................................  $   3,670  $   4,961  $   8,078  $  11,716  $  18,852  $   2,901
  Airfare sales...............................................         50        129        178        716      2,027        439
                                                                ---------  ---------  ---------  ---------  ---------  ---------
    Total revenues............................................      3,720      5,090      8,256     12,432     20,879      3,340
Cost of sales.................................................      2,189      2,841      4,913      8,200     14,698      2,357
                                                                ---------  ---------  ---------  ---------  ---------  ---------
Gross profit..................................................      1,531      2,249      3,343      4,232      6,181        983
                                                                ---------  ---------  ---------  ---------  ---------  ---------
Operating expenses:
  General and administrative..................................      1,187      1,575      2,087      3,066      5,421        853
  Sales and marketing.........................................        204        472        797        990      4,109        383
  Systems development.........................................         --         --        135        115        897         21
  Stock compensation..........................................         --         --         --         --         --         --
                                                                ---------  ---------  ---------  ---------  ---------  ---------
    Total operating expenses..................................      1,391      2,047      3,019      4,171     10,427      1,257
                                                                ---------  ---------  ---------  ---------  ---------  ---------
Operating income (loss).......................................        140        202        324         61     (4,246)      (274)
                                                                ---------  ---------  ---------  ---------  ---------  ---------
Other income (expense):
  Interest expense, net.......................................          1        (43)        (4)       (77)      (184)       (28)
  Other income................................................        122         --         16         18          3          8
                                                                ---------  ---------  ---------  ---------  ---------  ---------
    Total other income (expense)..............................        123        (43)        12        (59)      (181)       (20)
                                                                ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss).............................................  $     263  $     159  $     336  $       2  $  (4,427) $    (294)
                                                                ---------  ---------  ---------  ---------  ---------  ---------
                                                                ---------  ---------  ---------  ---------  ---------  ---------
Pro Forma Statement of Operations Data:
Pro forma net loss............................................                                              $  (4,552)
Pro forma net loss per share:(1)
  Basic and Diluted...........................................                                              $   (0.30)
Weighted average shares outstanding:(1)
  Basic and Diluted...........................................                                                 15,000
Balance Sheet Data:
Net working capital deficit...................................  $    (362) $    (511) $  (1,241) $  (2,580) $  (5,032) $  (2,922)
Total assets..................................................        542        577        718      2,507      3,844      2,970
Long-term debt, including current portion.....................        173        142         78      1,568      2,235      1,577
Net stockholders' deficiency..................................        (59)      (503)      (926)    (1,716)    (3,606)    (2,131)


                                                                  1999
                                                                ---------

Statement of Operations Data:
Revenues:
  Room sales..................................................  $   7,603
  Airfare sales...............................................        472
                                                                ---------
    Total revenues............................................      8,075
Cost of sales.................................................      5,625
                                                                ---------
Gross profit..................................................      2,450
                                                                ---------
Operating expenses:
  General and administrative..................................      2,209
  Sales and marketing.........................................      3,194
  Systems development.........................................        288
  Stock compensation..........................................      1,827
                                                                ---------
    Total operating expenses..................................      7,518
                                                                ---------
Operating income (loss).......................................     (5,068)
                                                                ---------
Other income (expense):
  Interest expense, net.......................................       (360)
  Other income................................................          1
                                                                ---------
    Total other income (expense)..............................       (359)
                                                                ---------
Net income (loss).............................................  $  (5,427)
                                                                ---------
                                                                ---------
Pro Forma Statement of Operations Data:
Pro forma net loss............................................  $  (5,437)
Pro forma net loss per share:(1)
  Basic and Diluted...........................................  $   (0.36)
Weighted average shares outstanding:(1)
  Basic and Diluted...........................................     15,000
Balance Sheet Data:
Net working capital deficit...................................  $  (2,407)
Total assets..................................................     13,340
Long-term debt, including current portion.....................      4,525
Net stockholders' deficiency..................................       (247)

------------------------------------

(1) Please refer to note 9 to our combined and consolidated financial statements for the calculation of net loss per share, including an explanation of the number of shares used in computing the amount of basic and diluted net loss per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH OUR COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. OUR DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS BASED UPON CURRENT EXPECTATIONS THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. TRAVELSCAPE.COM'S ACTUAL RESULTS AND THE TIMING OF CERTAIN EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF A VARIETY OF FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS," "BUSINESS" AND ELSEWHERE IN THIS PROSPECTUS. OUR HISTORICAL RESULTS ARE NOT NECESSARILY INDICATIVE OF OUR FUTURE RESULTS.

Overview

Travelscape.com is a leading consumer-direct online travel wholesaler serving popular destination markets across the United States. Through our relationships with selected travel service suppliers, we provide low prices on a wide range of accommodation and transportation alternatives to meet a variety of consumer travel preferences and budgets. Our wholesale supply agreements with hotels and major airlines enable us to offer our customers hotel or hotel/air packages at significant discounts from published rates and fares. Visitors to our web sites at WWW.TRAVELSCAPE.COM and WWW.LVRS.COM have immediate access both to our easy to use proprietary booking engine to compare travel options, rates and availability, and to detailed hotel information and destination guides. From 1996 to 1998, our revenue grew from $8.3 million to $20.9 million, a compound annual growth rate of 59%.

Travelscape.com was formed in Delaware on January 21, 1999. Concurrent with our formation, we executed a reorganization of our three predecessor Nevada corporations, Las Vegas Reservation Systems, Professional Travel Services and Old Travelscape, as wholly-owned subsidiaries of Travelscape.com. Las Vegas Reservation Systems, Professional Travel Services and Old Travelscape commenced operations in 1990, 1993 and 1998, respectively. Statement of operations and balance sheet data for all periods up to and including the year ended December 31, 1998 are presented on a combined basis reflecting the operating results and financial condition of all three subsidiaries. Statement of operations and balance sheet data for and as of the three months ended March 31, 1999 are presented on a combined basis through January 22, 1999 and on a consolidated basis for the remainder of the period.

Substantially all of our revenue through the end of 1998 was generated by reselling travel services to Las Vegas visitors, principally through our call center. In March 1998, we began selling travel services over the Internet from our web site at WWW.LVRS.COM, and in November 1998, we began selling travel services from our second web site at WWW.TRAVELSCAPE.COM. Internet sales represented approximately 30% of our gross bookings in 1998 and approximately 65% of our gross bookings in the three months ended March 31, 1999, based on the aggregate retail value of the travel booked. We expect that Internet bookings will continue to increase as a percentage of bookings. Historically, hotel room sales have comprised the vast majority of our revenue. We expect airfare sales to increase as we expand our marketing of these services. In addition, in 1998 we began to offer travel services associated with destinations other than Las Vegas. While bookings associated with travel outside Las Vegas were not material in 1998, their sales accounted for 15% of our travel bookings in the three months ended March 31, 1999, and we expect these bookings to increase as we execute our strategy to enter into new destination markets.

Our revenue includes sales of both "non-published" and "published" rates and fares. In sales of non-published rates and fares, or "wholesale transactions," we purchase travel services from the travel supplier pursuant to an agreement, resell the services to consumers and act as the merchant of record for the credit card transaction. We receive payment of the aggregate retail value of the travel booked in wholesale transactions at the time travel is booked and record the payment as deferred revenue. Revenue is recognized at the time the customer checks into the hotel or completes the air travel. After the consummation of this offering we will hold deferred revenue in interest bearing accounts pending recognition, although historically we have not done so. Wholesale transactions accounted for approximately 97%, 99%, 98% and 95% of revenue in 1996, 1997 and 1998 and the three months ended March 31, 1999, respectively.

In sales of published rates and fares, or "commissionable transactions," we receive a commission from the travel supplier for acting as the booking agent and the travel supplier is the merchant of record for the credit card transaction. Commissions are recognized at the time the commission is received from the travel supplier, and average approximately 5% and 10% of the aggregate value of travel booked for airlines and hotels, respectively.

Our cost of sales in wholesale transactions includes the price paid to travel suppliers for the services that we resell. Our gross margin on non-published airfare sales tends to be substantially lower than our gross margin on hotel room sales because airlines do not generally offer discounts from published rates comparable to those offered by hotels. In addition, our gross margins tend to be lower on room sales outside of Las Vegas than they are for room sales in Las Vegas because our relationships with our hotel partners in these new markets are not as well developed as our relationships in Las Vegas, and therefore hotel operators in these markets often do not offer us their most favorable discounts from published rates. Our commissions on published rates and fares are generally less than our gross profits in wholesale transactions. However, all commissions are reflected as gross profits because we do not recognize cost of sales on commissionable transactions. In 1996, 1997 and 1998 and the three months ended March 31, 1999, gross margins were approximately 40.5%, 34.0%, 29.6% and 30.3%, respectively. The decline in gross margins reflects disproportionate growth in sales of non-published airfares and, in the three months ended March 31, 1999, increased sales associated with destinations other than Las Vegas, offset by increases in commissionable sales. To the extent that non-published airfare sales and sales associated with destinations other than Las Vegas continue to increase as a percentage of revenue, we expect to continue to experience declining overall gross margins.

During 1998 and the three months ended March 31, 1999, we substantially increased our operating expenses in connection with the launch of our online operations. General and administrative expense increased as the result of additional staffing to launch our web sites, expand our call center and increase the number of hotels we have under contract. Sales and marketing expense increased principally as the result of entering into online advertising arrangements with other web sites and online marketing representatives. Systems development expense increased as the result of increased technical staff and infrastructure requirements to support our web sites. We expect that operating expenses will continue to increase as we execute our strategy to develop greater brand recognition and web site traffic, increase destination content, expand into new markets and improve our web sites.

In the three months ended March 31, 1999, we recorded an aggregate of $6.6 million in deferred stock compensation relating to stock options granted with an exercise price below the deemed fair market value of our common stock on the date of grant. Stock compensation expense is recognized as the options vest. During the three months ended March 31, 1999, we recognized approximately $1.8 million in stock compensation expense. The remaining $4.8 million of deferred stock compensation expense at March 31, 1999 is reflected in the stockholders' deficiency section of our balance sheet and will be amortized over the three year vesting period of the related options. To the extent we grant additional options or rights to acquire our stock in the future, we may recognize additional stock compensation expense in future periods. Please see note 8 to our combined and consolidated financial statements for further details on our stock compensation expense.

In the three months ended March 31, 1999, we issued approximately $7.0 million of our senior notes. In connection with the issuance of the notes, we also issued warrants to purchase an aggregate of 527,752 shares of our common stock for $0.01 per share, and recorded an aggregate of $5.1 million in original issuance discount to be amortized over the two year term of the notes. In addition, we incurred approximately $500,000 in debt issuance costs in connection with the issuance of the notes, which will be amortized over the term of the notes. The consummation of this offering will cause the maturity of the notes to be accelerated. As a result, we expect to recognize the unamortized balance of original issuance discount and debt issuance costs, or approximately $5.3 million, as interest expense in the three months ending June 30, 1999, assuming this offering is completed in that period.

Prior to our reorganization with Las Vegas Reservation Systems, Professional Travel Services and Old Travelscape, Las Vegas Reservation Systems and Professional Travel Services operated as sub-chapter S corporations under the Internal Revenue Code, and were not subject to federal income taxes. We are now a sub-chapter C corporation and will be subject to applicable federal income tax.

Results of Operations

The following table sets forth our historical results of operations expressed as a percentage of total revenue.

                                                                                                    Three Months Ended
                                                                      Year Ended December 31,           March 31,
                                                                  -------------------------------  --------------------
                                                                    1996       1997       1998       1998       1999
                                                                  ---------  ---------  ---------  ---------  ---------
Statement of Operations Data:
Revenues:
  Room sales....................................................       97.8%      94.2%      90.3%      86.9%      94.2%
  Airfare sales.................................................        2.2        5.8        9.7       13.1        5.8
                                                                  ---------  ---------  ---------  ---------  ---------
      Total revenues............................................      100.0      100.0      100.0      100.0      100.0
Cost of sales...................................................       59.5       66.0       70.4       70.6       69.7
                                                                  ---------  ---------  ---------  ---------  ---------

Gross profit....................................................       40.5       34.0       29.6       29.4       30.3
                                                                  ---------  ---------  ---------  ---------  ---------

Operating expenses:
  General and administrative....................................       25.3       24.7       25.9       25.5       27.4
  Sales and marketing...........................................        9.7        8.0       19.7       11.5       39.5
  Systems development...........................................        1.6        0.8        4.3        0.6        3.6
  Stock compensation............................................         --         --         --         --       22.6
                                                                  ---------  ---------  ---------  ---------  ---------
      Total operating expenses..................................       36.6       33.5       49.9       37.6       93.1
                                                                  ---------  ---------  ---------  ---------  ---------
Operating income (loss).........................................        3.9        0.5      (20.3)      (8.2)     (62.8)
                                                                  ---------  ---------  ---------  ---------  ---------

Other income (expense):
  Interest expense, net.........................................         --       (0.6)      (0.9)      (0.9)      (4.4)
  Other income..................................................        0.2        0.1         --        0.3         --
                                                                  ---------  ---------  ---------  ---------  ---------
      Total other income (expense)..............................        0.2       (0.5)      (0.9)      (0.6)      (4.4)
                                                                  ---------  ---------  ---------  ---------  ---------
Net income (loss)...............................................        4.1%        --%     (21.2)%      (8.8)%     (67.2)%
                                                                  ---------  ---------  ---------  ---------  ---------
                                                                  ---------  ---------  ---------  ---------  ---------

Comparison of Three Months Ended March 31, 1999 and 1998

ROOM SALES. Room sales increased $4.7 million, or 162.1%, to $7.6 million in the three months ended March 31, 1999 from $2.9 million in the prior year period. As a percentage of total revenue, room sales increased to 94.2% in the three months ended March 31, 1999 from 86.9% in the prior year period. The increase in room sales was attributable to operation of both of our web sites for the entire period in 1999, while we had only one web site operational for one month in the 1998 period. The additional volume was supported by an increase in our contracted room allotments both within and outside of Las Vegas.

AIRFARE SALES. Airfare sales increased $33,000, or 7.6%, to $472,000 in the three months ended March 31, 1999 from $439,000 in the prior year period. As a percentage of total revenue, airfare sales decreased to 5.8% in the three months ended March 31, 1999 from 13.1% in the prior year period. In the three months ended March 31, 1999, we sold 64% more airline tickets than we sold in the prior year period. However, because a greater proportion of these tickets were at published rates in 1999, we recognized only the net commission from the supplier in these transactions and, as a result, our revenue from airfare sales was only marginally higher in the 1999 period.

GROSS PROFIT. Gross profit increased $1.5 million, or 149.4%, to $2.5 million in the three months ended March 31, 1999 from $983,000 in the prior year period. Gross margin increased to 30.3% in the three months ended March 31, 1999 from 29.4% in the prior year period. The increase in overall gross margin was primarily attributable to an increase in commissionable airfare sales, all of which is reflected as gross profit. This increase was partially offset by a decrease in gross margins on room sales caused by increased room sales in markets other than Las Vegas, which produced lower gross margins than room sales in Las Vegas.

GENERAL AND ADMINISTRATIVE EXPENSE. General and administrative expense includes salaries for customer support, administrative and financial staff, merchant fees, corporate overhead and amortization of goodwill. General and administrative expense increased $1.4 million, or 159.1%, to $2.2 million in the three months ended March 31, 1999 from $853,000 in the prior year period. As a percentage of total revenue, general and administrative expense increased to 27.4% in the three months ended March 31, 1999 from 25.5% in the prior year period. Of the increase in general and administrative expense, approximately $1.0 million was attributable to variable operating expenses such as call center payroll, long-distance charges and other fulfillment costs and approximately $400,000 was attributable to efforts to increase our contracted room allotments.

SALES AND MARKETING EXPENSE. Sales and marketing expense includes advertising costs under both fixed rate and revenue sharing arrangements. Sales and marketing expense increased $2.8 million, or 733.8% to $3.2 million in the three months ended March 31, 1999 from $383,000 in the prior year period. As a percentage of total revenue, sales and marketing expense increased to 39.5% in the three months ended March 31, 1999 from 11.5% in the prior year period. The increase in sales and marketing expense in both absolute dollars and as a percentage of total revenue was primarily attributable to increased online advertising expenditures to build market share, generate traffic on our web sites and further develop brand awareness. In the three months ended March 31, 1999, we entered into new advertising commitments pursuant to which we expect to pay DoubleClick approximately $6.5 million through June 2000 and MapQuest approximately $1.9 million through May 2000. We expect to enter into additional similar advertising commitments after the offering and as a result we expect sales and marketing expense to continue to increase in absolute dollars for the foreseeable future.

SYSTEMS DEVELOPMENT EXPENSE. Systems development expense includes salaries of our technical staff, expenses to maintain our web sites and payments to outside vendors for technical systems and support. Systems development expense increased $267,000 to $288,000 in the three months ended March 31, 1999 from $21,000 in the prior year period. As a percentage of total revenue, systems development expense increased to 3.6% in the three months ended March 31, 1999 from 0.6% in the prior year period. Of the increase in systems development expense, approximately $200,000 was attributable to additional expenditures made to further develop our web sites and approximately $67,000 was attributable to the expansion of our in-house technical staff. We expect systems development expense to continue to increase in absolute dollars for the foreseeable future.

STOCK COMPENSATION EXPENSE. Stock compensation expense in the three months ended March 31, 1999 totaled approximately $1.8 million. Based on options granted to date, we expect to recognize approximately $600,000 in stock compensation expense in the three months ending June 30, 1999, and approximately $475,000 in stock compensation expense each quarter thereafter through the first quarter of 2002. To the extent we grant additional options or rights to acquire our stock in the future, we may recognize additional stock compensation expense in future periods.

OTHER INCOME (EXPENSE). Other expense increased $339,000 to $359,000 in the three months ended March 31, 1999 from $20,000 in the prior year period. The increase in other expense was primarily attributable to the increase in interest expense resulting from the sale of approximately $7.0 million of senior notes in February 1999 and the amortization of $232,000 of the original issuance discount on the warrants issued and debt issuance costs in connection with the notes. We expect to recognize interest expense of approximately $5.3 million in the three months ending June 30, 1999 in connection with our issuance of notes in February 1999, assuming we complete this offering prior to June 30, 1999.

NET LOSS. Net loss increased $5.1 million to $5.4 million in the three months ended March 31, 1999 from $294,000 in the prior year period. The increase in net loss was primarily attributable to the increased operating expenses discussed above.

Comparison of Fiscal Years Ended December 31, 1998 and 1997

ROOM SALES. Room sales increased $7.2 million, or 60.9%, to $18.9 million in 1998 from $11.7 million in 1997. As a percentage of total revenue, room sales decreased to 90.3% in 1998 from 94.2% in 1997. Of the increase in room sales, approximately $4.7 million was attributable to the launch of our web sites and the success of our online advertising efforts, and approximately $2.5 million was attributable to increased sales through our call center. The decrease as a percentage of total revenue was attributable to the disproportionate growth of airfare sales.

AIRFARE SALES.  Airfare sales increased $1.3 million, or 183.1%, to $2.0 million
in 1998 from $716,000   in 1997. As a percentage of total revenue, airfare sales
increased to 9.7% in 1998 from 5.8% in 1997. The increase in airfare sales both in absolute dollars and as a percentage of sales was primarily attributable to our having a full year of non-published airfare sales in 1998 compared to only seven months of non-published airfare sales in 1997.

GROSS PROFIT. Gross profit increased $2.0 million, or 46.1%, to $6.2 million in 1998 from $4.2 million in 1997. Gross margin decreased to 29.6% in 1998 from 34.0% in 1997. The decrease in gross margin was primarily attributable to declining margins on room sales, which resulted from discounts we offered to promote our web sites and build market share combined with general declines in Las Vegas room prices. To a lesser extent, increased sales of non-published airfares, which produce lower gross margins than room sales, had a negative effect on our gross margin. The decline in gross margin was partially offset by increased sales of published airfares, all of which is reflected as gross profit.

GENERAL AND ADMINISTRATIVE EXPENSE. General and administrative expense increased $2.3 million, or 76.8%, to $5.4 million in 1998 from $3.1 million in 1997. As a percentage of total revenue, general and administrative expense increased to 25.9% in 1998 from 24.7% in 1997. Of the increase in general and administrative expense, approximately $1.4 million was attributable to variable operating expenses such as call center payroll, long-distance charges and other fulfillment costs and approximately $900,000 was attributable to efforts to increase our contracted room allotments in markets outside Las Vegas in preparation for the launch of our second web site.

SALES AND MARKETING EXPENSE. Sales and marketing expense increased $3.1 million, or 314.8%, to $4.1 million in 1998 from $990,000 in 1997. As a percentage of total revenue, sales and marketing expense increased to 19.7% in 1998 from 8.0% in 1997. The increase in sales and marketing expense in both absolute dollars and as a percentage of total revenue was primarily attributable to increased online marketing expenses to build market share, generate traffic on our web sites and develop brand awareness.

SYSTEMS DEVELOPMENT EXPENSE. Systems development expense for 1998 increased $782,000, or 680.5%, to $897,000 in 1998 from $115,000 in 1997. As a percentage of total revenue, systems development expense increased to 4.3% in 1998 from 0.8% in 1997. Of the increase in systems development expense, approximately $700,000 was attributable to additional expenditures made to develop our web sites and approximately $82,000 was attributable to the expansion of our in-house technical staff.

OTHER INCOME (EXPENSE). Other expense increased $122,000 to $181,000 in 1998 from $59,000 in 1997. The increase in other expense resulted primarily from a full year of interest expense on the mortgage on our headquarters facility compared to a partial year in 1997.

NET INCOME (LOSS). We had a net loss of $4.4 million in 1998 compared to net income of $2,000 in 1997. The net loss was primarily attributable to increased operating expenses discussed above.

Comparison of Fiscal Years Ended December 31, 1997 and 1996

ROOM SALES. Room sales increased $3.6 million, or 45.0%, to $11.7 million in 1997 from $8.1 million in 1996. As a percentage of total revenue, room sales decreased to 94.2% in 1997 from 97.8% in 1996. The increase in room sales was attributable to growth in our customer base due to increases in advertising expenditures. The decrease as a percentage of total revenue was attributable to our introduction of non-published airfares in 1997.

AIRFARE SALES. Airfare sales increased $538,000 or 302.1% to $716,000 in 1997 from $178,000 in 1996. As a percentage of total revenue, airfare sales increased to 5.8% in 1997 from 2.2% in 1996. The increase in airfare sales in both absolute dollars and as a percentage of total revenue was primarily attributable to our entry into negotiated rate agreements with a number of airlines that allowed us to sell non-published airfares to our customers.

GROSS PROFIT. Gross profit increased $890,000, or 26.6%, to $4.2 million in 1997 from $3.3 million in 1996. Gross margin decreased to 34.0% in 1997 from 40.5% in 1996. The decrease in gross margin was primarily attributable to declining margins on room sales due to aggressive pricing. To a lesser extent, gross margins were also adversely affected by the introduction of non-published airfare sales and a decrease in the sale of published airfares.

GENERAL AND ADMINISTRATIVE EXPENSE. General and administrative expense increased $979,000, or 46.9%, to $3.1 million in 1997 from $2.1 million in 1996. As a percentage of total revenue, general and administrative expense remained essentially flat at 24.7% in 1997 and 25.3% in 1996. The dollar increase in general and administrative expense was primarily attributable increased staffing related to the expansion of our call center.

SALES AND MARKETING EXPENSE. Sales and marketing expense increased $194,000, or 24.2%, to $990,000 in 1997 from $797,000 in 1996. As a percentage of total revenue, sales and marketing expense decreased to 8.0% in 1997 from 9.7% in 1996. The dollar increase in sales and marketing expense was attributable to increases in advertising expenditures to build market share.

SYSTEMS DEVELOPMENT EXPENSE. Systems development expense decreased $20,000, or 14.7%, to $115,000 in 1997 from $135,000 in 1996. As a percentage of total revenue, systems development expense decreased to 0.8% in 1997 from 1.6% in 1996. Systems development expense decreased due to the completion of our proprietary reservations system in early 1997.

OTHER INCOME (EXPENSE). We had other expense of $59,000 in 1997, compared to other income of $13,000 of income in 1996. The increase in other expense resulted primarily from interest expense on the mortgage on our newly built headquarters facility.

NET INCOME. Net income decreased $334,000, or 99%, to $2,000 in 1997 from $336,000 in 1996. The decrease in net income was primarily attributable to increased staffing, advertising and interest expense.

Selected Unaudited Historical Quarterly Results of Operations

The following tables set forth selected unaudited combined statement of operations data for Travelscape.com for the eight quarters ended December 31, 1998 and consolidated statement of operations data for the quarter ended March 31, 1999 in absolute dollars and as a percentage of total revenue. This data should be read in conjunction with our combined and consolidated financial statements for 1997 and 1998 and consolidated financial statements for the three months ended March 31, 1999 and the notes thereto included elsewhere in this prospectus.

                                 Mar. 31,    Jun. 30,   Sep. 30,    Dec. 31,     Mar. 31,    Jun. 30,   Sep. 30,   Dec. 31,
                                   1997        1997       1997        1997         1998        1998       1998       1998
                                -----------  ---------  ---------  -----------  -----------  ---------  ---------  ---------
Revenues:
  Room sales..................   $   2,792   $   3,070  $   2,594   $   3,260    $   2,901   $   4,731  $   4,951  $   6,269
  Airfare sales...............          38          49        365         264          439         699        549        340
                                -----------  ---------  ---------  -----------  -----------  ---------  ---------  ---------
    Total revenue.............       2,830       3,119      2,959       3,524        3,340       5,430      5,500      6,609
Cost of sales.................       1,845       1,996      2,016       2,343        2,357       3,886      3,899      4,556
                                -----------  ---------  ---------  -----------  -----------  ---------  ---------  ---------
Gross profit..................         985       1,123        943       1,181          983       1,544      1,601      2,053
                                -----------  ---------  ---------  -----------  -----------  ---------  ---------  ---------
Operating expenses:
  General and
    administrative............         640         660        723       1,043          853       1,147      1,422      1,999
  Sales and marketing.........         259         211        238         283          383         637      1,047      2,042
  Systems development.........          29          28         29          29           21         125        420        331
  Stock compensation..........          --          --         --          --           --          --         --         --
                                -----------  ---------  ---------  -----------  -----------  ---------  ---------  ---------
    Total operating
      expenses................         928         899        990       1,355        1,257       1,909      2,889      4,372
                                -----------  ---------  ---------  -----------  -----------  ---------  ---------  ---------
Operating income (loss).......          57         224        (47)       (174)        (274)       (365)    (1,288)    (2,319)
                                -----------  ---------  ---------  -----------  -----------  ---------  ---------  ---------
Other income (expense):
  Interest expense, net.......          --          (1)        (7)        (68)         (28)        (26)       (69)       (60)
  Other income................          --          --         18          --            8           3        (10)         1
                                -----------  ---------  ---------  -----------  -----------  ---------  ---------  ---------
    Total other income
      (expense)...............          --          (1)        11         (68)         (20)        (23)       (79)       (59)
                                -----------  ---------  ---------  -----------  -----------  ---------  ---------  ---------
Net income (loss).............   $      57   $     223  $     (36)  $    (242)   $    (294)  $    (388) $  (1,367) $  (2,378)
                                -----------  ---------  ---------  -----------  -----------  ---------  ---------  ---------
                                -----------  ---------  ---------  -----------  -----------  ---------  ---------  ---------

                                                              As a Percentage of Total Revenue
                                --------------------------------------------------------------------------------------------
Revenue:
  Room sales..................        98.7%       98.4%      87.7%       92.5%        86.9%       87.1%      90.0%      94.9%
  Airfare sales...............         1.3         1.6       12.3         7.5         13.1        12.9       10.0        5.1
                                -----------  ---------  ---------  -----------  -----------  ---------  ---------  ---------
    Total revenue.............       100.0       100.0      100.0       100.0        100.0       100.0      100.0      100.0
Cost of sales.................        65.2        64.0       68.1        66.5         70.6        71.6       70.9       68.9
                                -----------  ---------  ---------  -----------  -----------  ---------  ---------  ---------
Gross profit..................        34.8        36.0       31.9        33.5         29.4        28.4       29.1       31.1
                                -----------  ---------  ---------  -----------  -----------  ---------  ---------  ---------
Operating expenses:
  General and
    administrative............        22.6        21.2       24.5        29.6         25.5        21.1       25.9       30.2
  Sales and marketing.........         9.2         6.7        8.0         8.0         11.5        11.7       19.0       30.9
  Systems development.........         1.0         0.9        1.0         0.8          0.6         2.3        7.6        5.1
  Stock compensation..........          --          --         --          --           --          --         --         --
                                -----------  ---------  ---------  -----------  -----------  ---------  ---------  ---------
    Total operating
      expenses................        32.8        28.8       33.5        38.4         37.6        35.1       52.5       66.2
                                -----------  ---------  ---------  -----------  -----------  ---------  ---------  ---------
Operating income (loss).......         2.0         7.2       (1.6)       (4.9)        (8.2)       (6.7)     (23.4)     (35.1)
                                -----------  ---------  ---------  -----------  -----------  ---------  ---------  ---------
Other income (expense):
    Interest expense, net.....          --          --       (0.2)       (1.9)        (0.9)       (0.5)      (1.3)      (0.9)
  Other income................          --          --        0.6          --          0.3         0.1       (0.2)        --
                                -----------  ---------  ---------  -----------  -----------  ---------  ---------  ---------
    Total other income
      (expense)...............          --          --        0.4        (1.9)        (0.6)       (0.4)      (1.5)      (0.9)
                                -----------  ---------  ---------  -----------  -----------  ---------  ---------  ---------
  Net income (loss)...........         2.0%        7.2%      (1.2)%       (6.8 )%       (8.8 )%      (7.1)%     (24.9)%     (36.0)%
                                -----------  ---------  ---------  -----------  -----------  ---------  ---------  ---------
                                -----------  ---------  ---------  -----------  -----------  ---------  ---------  ---------

                                Mar. 31,
                                  1999
                                ---------
Revenues:
  Room sales..................  $   7,603
  Airfare sales...............        472
                                ---------
    Total revenue.............      8,075
Cost of sales.................      5,625
                                ---------
Gross profit..................      2,450
                                ---------
Operating expenses:
  General and
    administrative............      2,209
  Sales and marketing.........      3,194
  Systems development.........        288
  Stock compensation..........      1,827
                                ---------
    Total operating
      expenses................      7,518
                                ---------
Operating income (loss).......     (5,068)
                                ---------
Other income (expense):
  Interest expense, net.......       (360)
  Other income................          1
                                ---------
    Total other income
      (expense)...............       (359)
                                ---------
Net income (loss).............  $  (5,427)
                                ---------
                                ---------

Revenue:
  Room sales..................       94.2%
  Airfare sales...............        5.8
                                ---------
    Total revenue.............      100.0
Cost of sales.................       69.7
                                ---------
Gross profit..................       30.3
                                ---------
Operating expenses:
  General and
    administrative............       27.4
  Sales and marketing.........       39.5
  Systems development.........        3.6
  Stock compensation..........       22.6
                                ---------
    Total operating
      expenses................       93.1
                                ---------
Operating income (loss).......      (62.8)
                                ---------
Other income (expense):
    Interest expense, net.....       (4.4)
  Other income................         --
                                ---------
    Total other income
      (expense)...............       (4.4)
                                ---------
  Net income (loss)...........      (67.2)%
                                ---------
                                ---------

Seasonality and Quarterly Financial Information

The travel industry is subject to seasonal fluctuations dependent on business and leisure travel patterns. If seasonality in the travel industry causes quarterly fluctuations, there could be a material adverse effect on our business and the value of your stock. Please see "Risk Factors--We experience seasonality in customer travel that may affect our revenue" for a more detailed explanation of how seasonal fluctuations might affect our operating results.

Liquidity and Capital Resources

In February 1999, we completed a private senior note offering which resulted in net proceeds to us of $6.5 million. We have also financed our activities through cash provided by operations, a private issuance of $1.5 million of equity in June 1998, equipment financing and various lines of credit.

We currently anticipate that the net proceeds from this offering, together with our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our presently anticipated working capital and capital expenditure requirements for at least the next 12 months. Specifically, we currently have advertising commitments through June 2000 totalling over $15.0 million, which we expect to fund out of the proceeds of this offering and cash flows from operations. We currently have no material capital expenditure commitments, and our anticipated debt service requirements after this offering are immaterial. We also currently anticipate that available sources of liquidity will be sufficient to meet working capital and capital expenditure requirements well beyond the next 12 months. However, we may need to raise additional funds in order to support more rapid expansion, develop new or enhanced services, respond to competitive pressures, acquire complementary business or technologies or take advantage of unanticipated opportunities. If additional funds are raised through the issuance of equity securities, the percentage ownership of our stockholders will be reduced, our stockholders may experience additional dilution in net book value per share or such securities may have rights, preferences or privileges senior to those of the holders of our common stock. There can be no assurance that additional financing will be available when needed on terms favorable to us or at all. If adequate funds are not available on acceptable terms, we may be unable to develop or enhance our services and products, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition and operating results.

At March 31, 1999, we had a net working capital deficit of $2.4 million. We have historically operated with a net working capital deficit due to the fact that we have invested working capital assets in operating expenses, investments and fixed assets. Our net working capital deficit has not historically negatively affected our ability to operate or meet our obligations as they come due. After the net proceeds of this offering, we expect to have significant positive net working capital.

Cash used in operating activities was $732,000 for the three months ended March 31, 1999, compared to $335,000 provided by operations in the prior year period. The increase in cash used in operating activities in the three months ended March 31, 1999 was primarily the result of significantly increased sales and marketing expenditures relative to the prior period. Partially offsetting these expenditures was the substantial increase in current liabilities resulting from increased bookings. Cash used in operating activities during 1998 was $2.2 million, and cash provided by operations in 1997 and 1996 was $1.3 million and $758,000, respectively. Such amounts primarily reflect net income or net loss for the respective periods in addition to increases in working capital liabilities resulting from increased bookings in the respective periods.

Cash used in investing activities was $172,000 for the three months ended March 31, 1999, compared to $43,000 for the prior year period. The increase in cash used in the three months ended March 31, 1999 was primarily the result of additional technical hardware being purchased in the period. Cash used in

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investing activities during 1998, 1997 and 1996 was $67,000, $2.0 million and
$145,000, respectively. Cash used in investing activities in the 1998 period was in addition to $711,000 of purchases made pursuant to capital lease obligations which are recorded as non-cash capital expenditures. Cash used in investing activities in the 1997 period was primarily comprised of our purchase of our headquarters facility for $1.9 million.

Cash provided by financing activities was $7.0 million for the three months ended March 31, 1999, compared to cash used in financing activities totaling $111,000 for the prior year period. The increase in cash provided by financing activities was primarily due to the net proceeds of $6.5 million from our issuance of senior notes in February 1999. Cash provided by financing activities during 1998 and 1997 was $2.5 million and $704,000, respectively, compared to cash used in financing activities totaling $618,000 in 1996. Cash provided by financing activities in the 1998 period was primarily comprised of a $1.5 million private issuance of equity and net capital contributions of $1.0 million by our Chairman of the Board. Cash provided by financing activities in the 1997 period was comprised of $1.5 million of loan proceeds from the mortgage on our headquarters facility offset by $792,000 of distributions to our Chairman of the Board. Cash used in financing activities in the 1996 period was primarily comprised of $759,000 of distributions to our Chairman of the Board.

Market Risks

We currently have no significant floating rate indebtedness, hold no derivative instruments and do not earn income denominated in foreign currencies. Accordingly, changes in interest rates do not generally have a direct effect on our financial position. However, to the extent that changes in interest rates and currency exchange rates affect general economic conditions, we would be affected by such changes. All of our revenue is recognized in dollars and almost all of our revenue is from customers in the United States. Therefore, we do not believe we have any significant direct foreign currency exchange risk and do not hedge against foreign currency exchange rate changes.

Recent Accounting Pronouncements

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 130, REPORTING COMPREHENSIVE INCOME. SFAS No. 130 requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position, and is effective for financial statements issued for fiscal years beginning after December 15, 1997. Our comprehensive income (loss) is the same as net income (loss). Accordingly, SFAS No. 130 did not have a material impact on the combined and consolidated financial statements.

In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. SFAS No. 131 establishes standards for the way public business enterprises are to report selected information about operating segments. The determination of an entity's operating segments is based upon a management approach, including the way management organizes the segments within the enterprise for making operating decisions and assessing performance. Management currently reviews financial data at the highest level, the sale of travel services. Therefore, under the management approach of SFAS No. 131, we have only one operating segment. Accordingly, SFAS No. 131 did not have a material impact on the combined and consolidated financial statements.

The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position, or SOP, No. 98-1, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE. The provisions of SOP 98-1 are effective for fiscal years beginning after December 15, 1998 and require that certain direct costs associated with such development are

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capitalized and amortized and all remaining costs must be expensed when incurred. Management is currently evaluating the impact of SOP No. 98-1.

Year 2000 Readiness Disclosure

Many currently installed computer systems and software products are coded to accept only two digit entries to denote the year in the date code field. Beginning in the Year 2000, these code fields will be required to accept four digit entries to distinguish 21(st) century dates from 20(th) century dates. As a result, computer systems and/or software products used by many companies may need to be upgraded to comply with such Year 2000 requirements.

STATE OF READINESS OF OUR INTERNALLY-CREATED SYSTEMS

Our web sites and supporting tools and infrastructure were initially designed and developed in 1998 to be Year 2000 compliant. We do not anticipate that any of the products we have developed internally will experience operational difficulties related to the Year 2000.

STATE OF READINESS OF THE THIRD-PARTY SYSTEMS USED BY TRAVELSCAPE.COM

We may be affected by Year 2000 issues related to non-compliant systems developed by third-party vendors. We currently have two types of computer systems or programs which may be affected. They include: (1) reservation database systems and (2) non-information technology, or non-IT, systems. The reservation database systems involve the computer programs and products responsible for airline and hotel reservations and other transactional systems. Non-IT systems include systems or hardware containing embedded technology such as micro-controllers and building security systems.

The main supplier of our air reservation database system is the SABRE Group. Currently, substantially all of our air transactions are processed through the SABRE system. Although SABRE has not provided us with any written assurances as to its readiness for the year 2000, as of February 1999, reservation agents have been booking reservations on the SABRE system for travel in the Year 2000 and have not encountered any difficulties caused by Year 2000 issues. We do not anticipate that Year 2000 issues will cause the SABRE system or any of the other reservation database systems used by us to have more difficulties after the Year 2000 than have occurred since SABRE began booking travel into Year 2000.

We also currently rely on Norwest Bank to process credit card transactions. We have not received any written assurances from Norwest Bank as to its readiness for the Year 2000.

Because we have not received written assurances from either the SABRE Group or Norwest Bank, we have assumed that neither will be ready for the Year 2000 before January 1, 2000, and that both the SABRE global distribution service and Norwest Bank's credit card processing capabilities will fail at that time. Based on this assumption, we believe such failures would be the most reasonably likely worst case Year 2000 scenario.

If the SABRE global distribution service fails, we would be unable to query the service to retrieve published airfares and room rates, but it would not affect our ability to sell hotel rooms at wholesale rates from our own database. In addition, we would log incoming calls regarding airfares, and return the calls once the global distribution service has been restored. If service is not restored promptly, we could switch to another global distribution service, which we believe would require approximately 60 days. During the transition to a new service, sales of airfares would be severely disrupted.

If the Norwest Bank credit card processing capabilities fail, we would complete credit card transactions manually using temporary staff. If Norwest Bank were unable to restore service promptly, we believe

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switching to another financial institution for automated credit card processing would require approximately five days.

We are not currently aware of any Year 2000 problem relating to any of our material internal non-IT systems. We plan to test all such systems for Year 2000 compliance by June 30, 1999.

COSTS

Based on the steps being taken and progress to date, management estimates that the expenses for ensuring Year 2000 compliance of our computer products and systems will not have a material adverse effect on operations or earnings, and, to the extent they exist, can be financed out of cash flow from operations. We do not track Year 2000 readiness expenses separately from other expenses.

RISKS

Despite such plans and our assessment of current hardware and software, our assessment of our current state of compliance may not be fully accurate. In certain cases, we have relied in good faith on representations and warranties regarding Year 2000 compliance provided to us by third-party vendors of hardware and software and the advice and assessment of our consultants, and we have not independently verified such representations and warranties. Such representations and warranties may not be accurate in all material respects and the advice or assessments of our consultants may not be reliable. If third parties are not able to make their systems Year 2000 compliant in a timely manner, it could adversely affect our business.

Finally, Year 2000 issues may impact other entities with which we do business, including those responsible for maintaining telephone and online communications. Accordingly, we cannot predict the effect of the Year 2000 problem on such entities. If these other entities fail to take preventative or corrective actions in a timely manner, the Year 2000 issue could have a negative effect on our business.

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                                    BUSINESS

THE FOLLOWING DISCUSSION OF OUR BUSINESS CONTAINS FORWARD-LOOKING STATEMENTS RELATING TO FUTURE EVENTS OR OUR FUTURE FINANCIAL PERFORMANCE THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF A VARIETY OF FACTORS, INCLUDING THOSE DISCUSSED IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

Travelscape.com is a leading consumer-direct online travel wholesaler serving popular destination markets across the United States, including Las Vegas, Orlando, New York, San Francisco and Hawaii. Through our relationships with selected travel service suppliers, we provide low prices on a wide range of accommodation and transportation alternatives to meet a variety of consumer travel preferences and budgets. At March 31, 1999, we had wholesale supply agreements with over 335 hotels in 35 destination markets and negotiated rate agreements for discount airfares with major airlines that enable us to offer our customers hotel or hotel/air packages at significant discounts from published rates and fares. Visitors to our web sites at WWW.TRAVELSCAPE.COM and WWW.LVRS.COM have immediate access both to our easy to use proprietary booking engine to compare travel options, rates and availability, and to detailed hotel information and destination guides. Customers may book and purchase travel services, 24 hours a day, 7 days a week, in a few easy steps, either online or through our toll-free call center at (888) 335-0101. From 1996 to 1998, our annual revenue grew from $8.3 million to $20.9 million, a compound annual growth rate of 59%. We launched our Internet operations in March 1998, and Internet sales have grown from approximately 30% of gross bookings in 1998 to approximately 65% of gross bookings for the three months ended March 31, 1999, based on the aggregate retail value of the travel booked.

Industry Background

THE TRAVEL INDUSTRY

Travel and tourism represents one of the largest consumer markets in the United States. The Travel Industry Association of America, or the Travel Industry Association, estimates that in 1997, domestic travel expenditures totaled $482 billion, with spending on airfares and hotels comprising approximately $79.5 billion and $62.5 billion, respectively. The Travel Industry Association also estimates that 76% of all trips taken in 1997 were for leisure travel. The distribution channels for leisure travel are highly fragmented. Travel service suppliers, such as hotels, airlines and rental car companies, sell travel services directly to consumers and indirectly through retail travel agencies and travel wholesalers. The Travel Industry Association estimates that travel agencies alone generated approximately $126 billion in total sales in 1997. In addition, the Airlines Reporting Corporation estimates that there are approximately 32,540 travel agency locations in the United States. The principal distribution channels for leisure travel services to consumers include:

DIRECT SALES. Travel service suppliers typically sell their services directly to consumers through call centers and, more recently, through their own web sites. These suppliers generally offer only their own services, or offer their services in conjunction with partners from other areas of the travel industry, such as in hotel/airfare packages. Bookings are generally made at retail, or "published," rates that suppliers have difficulty deviating from due to competitive constraints.

RETAIL TRAVEL AGENCIES. Retail travel agencies offer consumers travel services at published rates and fares through global distribution services, such as those offered by Pegasus Systems and the SABRE Group, as well as discount, or "non-published," fares through travel wholesalers. Retail travel agencies receive commissions and incentives on gross bookings that typically average 5-10%. As travel service suppliers have increasingly sought to cut costs and drive more traffic through their own booking channels in recent years, retail travel agencies have experienced shrinking or capped commissions and increased competition from travel service suppliers selling directly to consumers.

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TRAVEL WHOLESALERS.  Travel wholesalers purchase hotel, airline and car rental capacity directly from travel service suppliers at discounts substantially in excess of commissions paid on published rates, and generally resell this capacity individually or in packages through travel agencies.

THE WHOLESALE TRAVEL BUSINESS MODEL

Travel wholesalers provide travel service suppliers with a supplemental distribution channel to assist them in achieving "yield optimization." Yield optimization is the process of maximizing revenue by minimizing levels of excess capacity, such as hotel rooms or airplane seats, while maximizing average revenue per unit of capacity. Travel service suppliers employ two pricing mechanisms to influence their yield optimization. First, to maximize revenue, travel service suppliers maintain full fares and rates targeted at business travelers, who may have little choice and limited flexibility with their travel plans and cannot tolerate restrictions. Second, to minimize excess capacity, travel service suppliers provide economy fares and rates to leisure travelers whose travel decisions are primarily influenced by price. The following illustrates some of the ways in which airlines and hotel operators engage travel wholesalers to optimize their yield:

      - AIRLINES. Airlines optimize yield at the system level by imposing no restrictions on full fares, while imposing advance purchase and Saturday stay requirements, change restrictions and cancellation penalties on economy fares. Airlines further reduce excess capacity by granting travel wholesalers access to non-published discount rates, which allows the airlines to maintain published rates and avoid fare wars.

      - HOTELS. Hotels are generally unable to differentiate between business and leisure travelers, except by charging lower weekend rates. To minimize excess capacity while maintaining published rates, hotel operators contract room blocks at discount rates to travel wholesalers who generally package these rooms with discount airfares for the leisure market. In addition, hotel operators sometimes face unexpected large cancellations or declines in reservations that leave them with unfilled, or "distressed," inventory. Travel wholesalers help alleviate distressed inventory by passing on deep promotional discounts through their channels.

Travel wholesalers generally rely on retail travel agencies to sell their products and services, and lack the infrastructure and expertise to interact directly with consumers. In return for their services, retail travel agencies typically receive a 5-10% commission, which results in higher prices for consumers and reduced margins for wholesalers. In addition, travel wholesalers must publish and disseminate rate and availability data to their travel agency networks in advance, which restricts wholesalers' ability to adjust prices in response to distressed inventory. Despite potential advantages for travel wholesalers of selling directly to consumers, we believe that they are generally reluctant to develop this channel because doing so could jeopardize their relationships with the retail distribution networks that generate most of their sales.

THE EMERGENCE OF E-COMMERCE AND ONLINE DISTRIBUTION OF TRAVEL SERVICES

The Internet has emerged as a global medium for communication, content delivery and e-commerce, and Internet use continues to increase rapidly. International Data Corporation, estimates that the number of users worldwide with access to the Internet will increase to 320 million in 2002 from 100 million in 1998, representing a compound annual growth rate of approximately 34%. As consumers have become increasingly adept at using the Internet for evaluating and purchasing a wide variety of goods, the dollar volume of online commerce transactions has risen dramatically. International Data Corporation estimates that the volume of goods and services purchased over the Internet will increase to $400 billion in 2002 from $32 billion in 1998, representing a compound annual growth rate in excess of 88%.

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Online sales of travel services have expanded dramatically in recent years due to the substantial benefits of e-commerce to both travel service suppliers and consumers. By moving their travel services online, travel service suppliers, retail travel agencies and travel wholesalers can reach a global customer base from a central location. Furthermore, both the low cost of customer interaction and the automation of processing and fulfillment functions supported by Internet sales allow online travel service providers the potential to maintain lower operating expenses. Consumers benefit from convenient access to a range of travel options and information regarding available travel services and products. According to Forrester Research, online travel bookings are expected to grow to $29.5 billion in 2003 from $3.1 billion in 1998, representing a compound annual growth rate of 57%.

A number of approaches have emerged to address the online travel market, including:

      - ONLINE TRAVEL RESERVATION SERVICES. Online travel reservation services generally have adopted the retail travel agency model and sell published rates and fares quoted through global distribution systems on a commission basis. Because global distribution services are not configured for simultaneous display of multiple hotel options or hotel/air packages, comparison shopping for these travel services can be time consuming. A small number of these online travel reservation services also resell travel packages provided by wholesalers.

      - DIRECT ONLINE SALES BY SUPPLIERS. Airlines, hotels and car rental companies have begun offering their services online through their own web sites. These web sites frequently access only published rates for the hosts' or their partners' travel services, thereby limiting consumer choice and prohibiting convenient comparison shopping.

      - ONLINE TRAVEL WHOLESALERS. A small number of travel wholesalers have begun offering consumer-direct wholesale travel services online. These providers typically focus almost exclusively on a single service, primarily air travel, and lack the strategic relationships needed to effectively service leisure travel to destination markets.

In addition, many online travel service providers require consumers to register by providing personal information prior to searching for travel options. These registration requirements often make these web sites cumbersome to use and may give rise to security concerns.

As the online travel services industry continues to evolve and mature, we believe consumers will increasingly demand an easy to use web site that provides a broad range of travel services, including transportation, accommodations, activities and travel-related content and the ability to comparison shop for preferred suppliers, price levels, destinations and packages. To offer consumers maximum value and competitive prices, the web site must have access to wholesale travel pricing in addition to published rates and fares through a global distribution service. In addition, we believe travel service suppliers will seek online distribution partners that combine extensive wholesale travel experience with aggressive online marketing to provide an effective distribution channel that helps minimize excess capacity and responds quickly to distressed inventory, while also allowing suppliers to maintain published rates and fares and avoid fare wars.

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Travelscape.com Solution

Travelscape.com is a leading consumer-direct online travel wholesaler serving popular destination markets across the United States. We believe we have overcome many of the shortcomings of the traditional and online travel service distribution channels by simultaneously addressing needs of both suppliers and consumers. We believe that by offering wholesale pricing of travel services directly to consumers, we are able to maintain better margins than are available to either retail travel agencies or the travel wholesalers that rely on them.

We have successfully operated as a consumer-direct travel wholesaler since 1990, and were profitable through the end of 1997. In 1998, we began investing heavily to extend our business to the Internet, and as a result we experienced net losses in 1998 and the three months ended March 31, 1999. We have established strategic relationships with travel service suppliers, including leading hotels and airlines, and by featuring these partners on our web sites, we enable them to optimize yield, increase profits and enhance product and service distribution. We intend to replicate the model we have developed in destination markets across the United States and around the world. We leverage our strong travel service supplier relationships to provide online consumers with low prices on a wide range of accommodation and transportation alternatives that meet a variety of travel preferences and budgets. We are building brand awareness and increasing traffic on our web sites by establishing strategic online relationships with advertising representatives, content providers, Internet service providers and portals. We provide consumers with fast, intuitive and easy to use web sites that are supported 24 hours a day, 7 days a week by our call center. The Travelscape.com business model provides the following benefits:

BENEFITS TO CONSUMERS

BETTER PRICING AND PACKAGING OPPORTUNITIES. As a consumer-direct travel wholesaler, we offer consumers access to a lower rate structure for hotels and hotel/air packages than is generally available from online travel services. We have established relationships with hotels and airlines that give us access to discount prices and other terms that are of value to our clients. We actively pass part of these savings and the benefit of these terms on to our customers. In addition, our hotel and airline relationships allow us to provide attractive travel packages to our destination markets.

INFORMATIVE CONTENT AND CHOICE. We have developed strategic relationships with a broad range of travel suppliers to offer our customers travel alternatives that fit their preferences and budget constraints. Multiple accommodation and transportation options and packages are displayed simultaneously to assist in comparison shopping, unlike most other online travel sites that display only one package or hotel at a time. We provide options tailored to a variety of customer needs, include detailed descriptions of our featured hotel properties and package hotel and air options for maximum discounts. Customers browsing for travel values can also review online brochures from travel service suppliers and detailed information about the destination market.

CONVENIENT SHOPPING EXPERIENCE. We have leveraged our experience in the travel industry to create an online shopping experience that anticipates our customers' questions and concerns. Our web sites are designed for intuitive operation and include helpful guidance to "walk" consumers through each step of booking travel and completing an online transaction. Unlike many other online travel sites, we do not require customers to pre-register by providing detailed personal information, which allows for more convenient travel searches and reduces customer concerns about online privacy.

CONTINUOUS CUSTOMER SUPPORT. Our call center assists online customers 24 hours a day, 7 days a week in using our web sites and finding travel options. In addition, our call center offers an alternative for completing transactions for customers who are uncomfortable with e-commerce or who prefer to purchase over the telephone.

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BENEFITS TO TRAVEL SUPPLIERS

PROVEN WHOLESALE PARTNER. We developed and demonstrated the effectiveness of our wholesale travel business model in the Las Vegas market, the number one travel destination in the United States. We have established strong relationships with leading travel suppliers in Las Vegas and we are now seeking to replicate our model in other popular destination markets. At March 31, 1999, we had wholesale supply agreements with over 335 hotels in 35 markets, including Las Vegas, Orlando, New York, San Francisco and Hawaii. We believe that the extensive and close relationships with hotel operators required for success in the wholesale travel market can be established only through consistent performance over time. Furthermore, we believe the desire of property managers to deal with a limited number of proven distributors restricts entry into this market.

YIELD OPTIMIZATION. We enable hotel operators and airlines to improve their yield by providing them with an efficient and flexible distribution platform. We have a proven record of selling substantial hotel inventory and helping our hotel partners optimize yield through flexible pricing and the ability to move distressed inventory rapidly with "last minute" offers. Similarly, we help our airline partners sell excess capacity at discounted prices while maintaining their published rate structures and avoiding fare wars.

INCREASE ONLINE SALES FOR STRATEGIC HOTEL SUPPLIERS. We select and feature a limited number of hotels in the economy, mid-price and luxury price ranges in each market we serve, unlike many other online travel services that simply offer the entire universe of hotel choices. By pre-selecting and screening our hotel partners, we present our customers with a manageable selection of hotels designed to meet a variety of preferences and budget constraints. At the same time, by featuring a limited number of properties in each destination market, we increase the probability that our hotel partners will achieve increased revenue through online distribution.

ONLINE BRAND EXPOSURE. We provide our suppliers with high profile online brand exposure and advertising presence that they would otherwise have difficulty attaining. When featured on our web sites, travel service suppliers benefit from our extensive online marketing strategy, which may be uneconomical for them to replicate on their own. In addition, by bringing together multiple air and hotel options on our web sites, we are able to generate greater consumer interest and web site traffic than many individual travel service suppliers would be capable of on their own.

Strategy

Travelscape.com's objective is to be the premier consumer-direct online travel wholesaler for leisure travel, and to be the wholesaler of choice for leading travel service suppliers. The principal elements of our business strategy are to:

ENHANCE THE CONSUMER VALUE PROPOSITION. We intend to increase value for consumers by broadening the range of destination markets served by our web sites and offering a complete travel planning solution, including hotel accommodations, air travel, and, in the future, rental cars and other travel related products and services, while attempting to offer the lowest possible prices. In addition, we plan to enhance our ability to proactively communicate with our customers by utilizing customer profile information, personalizing the shopping experience and creating a Travelscape.com community through travel bulletin boards and chat rooms.

STRENGTHEN AND EXPAND STRATEGIC HOTEL RELATIONSHIPS. We plan to strengthen and expand our leadership position as a strategic partner in hotel yield optimization by increasing our room blocks under existing relationships and establishing new hotel relationships in key destination markets. We plan to continue to identify and enter into relationships with leading hotels in the economy, mid-price and luxury range in each market we serve. From the beginning of 1998 through March 31, 1999, we substantially increased our inventory of wholesale rooms by expanding our existing relationships and entering into agreements with over 290 hotels in 34 new destination markets in the United States. In 1999, we plan to increase our inventory in U.S. markets, and to begin serving new international destination markets, including the Caribbean, Latin America and Europe.

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AGGRESSIVELY DEVELOP BRAND.  Travelscape.com's strategy is to promote, advertise and increase the value and visibility of our brand through high quality service, active marketing and promotional programs. These programs include advertising on leading web sites and other media, conducting an ongoing public relations campaign and developing business alliances and partnerships. We plan to increase awareness of our brand by entering into additional online marketing relationships with advertising representatives, content providers, Internet service providers and portals. We believe that strong brand recognition is increasingly important in e-commerce to attract customers and promote consumer trust and loyalty in the absence of face-to-face relationships.

INCREASE AIRFARE SALES AND PURSUE INCREMENTAL REVENUE OPPORTUNITIES. We intend to increase airfare sales, both in connection with room sales and on a stand alone basis, by entering into new and enhanced relationships with major airlines. In addition, we plan to pursue other incremental revenue opportunities by expanding the range of products and services we offer, including the addition of rental cars, cruises and tours, and by selling advertising space.

INVEST IN LEADING TECHNOLOGY. We intend to continue to invest in the implementation of technology-driven enhancements to our web sites, transaction-processing systems and call center. In addition, we intend to develop tighter integration with the booking systems of our travel suppliers to ensure that our customers are exposed to special promotional discounts as soon as these discounts are initiated to help suppliers optimize their yields.

PURSUE STRATEGIC ACQUISITIONS. We intend to expand the travel content and features of our web sites, build brand recognition and increase traffic volume on our web sites both through investment in our existing operations and through strategic acquisitions of complementary businesses and technologies.

Travelscape.com Services

Travelscape.com provides consumers with content-rich, value-added travel services at significant discounts. Visitors to our sites at WWW.TRAVELSCAPE.COM and WWW.LVRS.COM have immediate access to our easy to use proprietary booking engine. Unlike many other travel web sites, we do not require customers to pre-register or provide personal information prior to searching our database for travel options. Visitors simply type in their desired destination and itinerary, and the booking engine simultaneously displays a range of travel options, rates and availability for the visitor to compare. At any time, visitors can review detailed information about each of our destination markets, including in-depth hotel, shopping and dining information, local news and events and other travel planning information. We provide customer support through our call center 24 hours a day, 7 days a week to answer customer questions and assist in finding the best travel value for their needs. Customers can either complete travel purchases in a few easy steps online, or call our call center to purchase travel offline.

THE TRAVELSCAPE.COM BOOKING PROCESS. At March 31, 1999, Travelscape.com's travel inventory includes reserved blocks of hotel rooms at wholesale prices from over 335 hotels in 35 destination markets and access to wholesale airfares with several major airlines. In addition to our own inventory, we have access to over 28,000 hotels and 400 airlines through the Pegasus Systems electronic distribution service and the SABRE global distribution service at published rates and fares. Visitors can choose to search for hotel, air or hotel/air packages. Once a visitor initiates a search, our booking engine searches our wholesale inventory and published airfares quoted through the SABRE global distribution service to locate the best prices possible for the desired travel. Our relational database and proprietary SABRE global distribution service interface enables simultaneous presentation of numerous options that meet the customer's requests to allow easy comparison shopping. To complete a purchase, customers select the hotel and/or airline of their choice and supply basic identification and credit card information. Once the order is submitted, the customer receives instant online confirmation that travel has been booked and a subsequent e-mail to verify the transaction. We also provide our customers with the option to complete travel purchases quickly and efficiently through our call center. Fulfillment is completed with e-tickets, whenever possible, or printed tickets sent to the customer by second day air.

DESTINATION GUIDES. Travelscape.com customers can view detailed information on hotel options and destination markets at any time while shopping for travel values, all without leaving the convenience of our web sites.

      - HOTEL CONTENT. In addition to rates and availability, we provide in-depth content on the hotels featured on our web sites, including pictures of properties and rooms, descriptions of amenities and locations, our own five star rating system and directions to the hotel. By selecting and featuring a limited number of hotels in the economy, mid-price and luxury price ranges in desirable areas of each market we serve, we assist our customers in finding the properties best suited to their individual preferences and budget constraints.

      - "HOT DEALS." The Travelscape.com home and destination pages feature multiple "hot deals" in cooperation with our strategic partners in each market we serve by offering deeper than usual promotional discounts for a select number of hotels and hotel/air packages.

      - LOCAL EVENTS AND ATTRACTIONS. Travelscape.com offers extensive information on local events and attractions by providing access to local content providers in each of our destination markets.

      - RESTAURANT GUIDE. Travelscape.com allows customers to view dining alternatives by featuring local restaurant guides.

      - GROUND TRANSPORTATION. Travelscape.com offers access to rental car reservations and other local transportation options, such as taxi, limousine and shuttle services.

      - MAPS. As part of our strategic online relationship with MapQuest, Travelscape.com provides customers access to detailed and accurate maps that pinpoint and provide directions to local attractions, businesses and other addresses requested by the customer.

      - WEATHER REPORTS. Travelscape.com provides access to current weather information for planning future travel.

CUSTOMER SERVICE. Travelscape.com believes that its customer support service is unparalleled in the online travel industry. We maintain a 90-station call center, 24 hours a day, 7 days a week, to assist customers in using our web sites. The call center also receives and processes orders for customers more comfortable with that medium, and assists customers in changing or canceling travel arrangements prior to the dates of travel. In addition, if a customer purchases hotel accommodations at one of our strategic hotel partners through us and finds a lower rate for the same property and dates elsewhere, we will refund the difference to the customer upon verifying the lower rates.

Strategic Travel Relationships

Travelscape.com pursues strategic relationships with premier travel service suppliers to provide the greatest travel value to its customers. Our strategic travel relationships include:

      - HOTELS. At March 31, 1999, Travelscape.com had established a network of over 335 hotels in 35 destination markets nationwide, including Las Vegas, Orlando, New York, San Francisco and Hawaii. Hotels in the network include a wide range of independent hotels and hotels in national chains, such as Doubletree, Hilton, Marriott, Westin, Loews, Best Western and Hampton Inn. Sales of rooms at the Luxor Hotel/Casino in Las Vegas accounted for 18.7% of our gross hotel bookings in 1997 and 14.5% of our gross hotel bookings in 1998. Our agreement with Luxor is non-exclusive, its term runs for the calendar year and it is subject to renegotiation each year upon expiration. No other supplier accounted for more than 10% of our gross hotel bookings in 1997 and

             1998. We have entered into rate and inventory agreements with each hotel in our network that allow us to purchase rooms at wholesale prices. We resell these rooms at marked-up prices, while still offering attractive discounts to consumers. By establishing relationships with selected hotels in each destination market, we are able to provide value-added advice to help customers decide on accommodations and help our strategic hotel partners achieve higher occupancy levels while maintaining their published rate structure.

      - AIRLINES. Travelscape.com has entered into a non-exclusive negotiated rate agreement with American Airlines for its entire domestic system. Under the negotiated rate agreement, American Airlines allows us access to airfares at wholesale prices on all available domestic flights, provided we resell the fare in combination with a hotel room. By combining discount air and hotel prices, we offer customers extremely attractive package rates. In addition, the negotiated rate agreement allows Travelscape.com to offer consumers lower fares with less restrictive advance purchase and weekend stay requirements than are generally available, even on short notice. We have also entered into a non-exclusive negotiated rate agreement with Reno Air for its entire domestic systems and have similar arrangements in place with other airlines for routes to and from Las Vegas.

      - GLOBAL DISTRIBUTION SERVICES. SABRE is a world leader in the electronic distribution of travel-related products and services and is a leading provider of information technology solutions for the travel and transportation industry. Through the SABRE global distribution service, Travelscape.com offers published airfares from more than 400 airlines, including those of all major domestic and international commercial airlines. In addition, SABRE's electronic booking system and database hosts our non-published fare information through a unique arrangement that permits Travelscape.com to integrate our non-published fares with published fares in a dedicated area of the SABRE global distribution service to which only we have access. This system automatically sorts through millions of fares, including our own non-published fares, to identify the lowest fare available for the desired itinerary. In addition, we offer reservations for hotels outside of our networks through the Pegasus Systems electronic distribution service on a commision basis.

Online Marketing

Travelscape.com's marketing strategy is to strengthen our brand name, enhance customer awareness of our services and attract new customers through online banner advertising, web site sponsorship arrangements, co-branding relationships and, to a lesser extent, print and broadcast media advertising. Travelscape.com markets its wholesale travel services directly to consumers by entering into strategic marketing relationships with online advertising representatives, Internet service providers, portals and content providers. Our online marketing relationships include:

      - DOUBLECLICK. Effective March 1999, Travelscape.com entered into a strategic relationship with DoubleClick, a leading provider of online advertising solutions, to heighten visibility and brand awareness of the Travelscape.com name and increase the volume of traffic to our web sites. Under the one year agreement, DoubleClick promises to deliver 327 million advertisements on other web sites that link to our web sites, or impressions, per quarter that include Travelscape.com text or graphic links. DoubleClick delivers impressions to Travelscape.com primarily through ad placements on web sites in the DoubleClick Network, including permanent text links, rotating graphics links, banner ads and, in certain cases, custom integration of Travelscape.com features and services on web sites in the DoubleClick Network. DoubleClick features Travelscape.com as the preferred hotel reservation service provider on specified web sites on the DoubleClick

             Network. In return, Travelscape.com has agreed to pay DoubleClick approximately $6.5 million in service fees over the term of the contract, plus a share of revenue in certain circumstances. The agreement is subject to re-negotiation after the term has expired.

      - MAPQUEST. Travelscape.com and MapQuest, a leading online provider of mapping and destination information, have entered into a strategic relationship pursuant to which we are the preferred hotel reservation service provider on the MapQuest site. MapQuest includes permanent graphic and text links and rotating banner ads for our web sites on its web site. MapQuest also has embedded the Travelscape.com hotel booking engine directly into its web site. MapQuest had an estimated 3.1 million unique visitors to its web site in March 1999, according to Media Metrix, and has committed to deliver 40 million impressions per month to Travelscape.com under a series of agreements. In return, we will pay MapQuest a total $1.9 million through May 2000. Our agreements with MapQuest are subject to re-negotiation after their terms have expired.

      - INTERNET PORTALS AND INTERNET SERVICE PROVIDERS. Travelscape.com is a featured travel service provider on the web sites of a wide range of leading portals and Internet service providers, including Yahoo, the Go2Net Network's Metacrawler, America Online, Earthlink, Encompass and AT&T Worldnet Service. Advertising on these sites allows Travelscape.com to reach potential customers at the point where they access the Internet or begin to search for travel information. These ads take a variety of forms, including rotating banner ads and graphic links with minimum impressions requirements per month, permanently installed text and graphic links and custom integration of the Travelscape.com booking engine in the travel sections of these sites. In exchange, we generally pay a set fee per year ranging from approximately $200,000 to approximately $1.5 million, and in certain instances we pay a percentage of the revenue generated by the ads in excess of target levels. These arrangements are generally negotiated on a year to year basis.

      - TRAVEL RELATED SITES. Travelscape.com is the preferred travel service provider or hotel reservation service on a variety of travel related web sites. For example, our hotel booking engine is embedded as the discount hotel solution on WWW.ORLANDO.COM and WWW.LASVEGAS.COM, leading destination-focused web sites in their respective markets. In addition, our permanent graphic links are the travel booking systems in the travel sections of regional newspaper web sites including WWW.WASHINGTONPOST.COM and WWW.SFGATE.COM. In exchange, we generally pay a set fee per year ranging from $50,000 to $200,000, and in certain instances we pay a percentage of the revenue generated by the ads. These arrangements are generally negotiated on a year to year basis.

A key element of the Travelscape.com strategy is to aggressively develop our brand recognition. We plan to increase online awareness of our brand by entering into agreements with additional Internet service providers, portals and travel related sites and by expanding our use of online advertising representatives and co-branded sites.

OFFLINE MARKETING. In addition to our online marketing strategy, we continue to advertise Las Vegas travel packages for sale directly from our call center in regional newspapers including the LOS ANGELES TIMES, ORANGE COUNTY REGISTER, SAN DIEGO UNION TRIBUNE and ARIZONA REPUBLIC.

Sales

From our inception in 1990 to 1997, we booked substantially all of our sales through our call center. Since launching our web sites in 1998, our online sales have steadily increased as a percentage of gross bookings. Internet sales represented 30% of gross bookings in 1998 and 65% of gross bookings in the first quarter of 1999. As online sales increase, our call center is increasingly providing customer support for the online operations, while also offering an alternative sales channel for customers more comfortable with that medium.

Competition

The online travel services market is new, rapidly evolving, intensely competitive and has relatively low barriers to entry. We believe that competition in the online travel services market is based predominantly on:

      -      price;

      -      selection and availability of hotel rooms and airfares;

      -      selection of destination markets;

      -      ease of use of online booking service;

      -      customer service;

      -      reliability; and

      -      travel related content.

We compete primarily with online travel reservation services such as Preview Travel, Expedia Travel and Travelocity, as well as online travel wholesalers such as Cheap Tickets, Hotel Reservation Network, Lowestfare.com and Priceline.com. In addition, and to a lesser extent, we compete with traditional travel agencies such as American Express Travel Service, Carlson Wagonlit Travel and Uniglobe Travel, individual airlines, hotels and car rental companies selling directly to consumers and consolidators and wholesalers of airline tickets and other travel products such as Global Vacation Group and 800 Travel Systems.

As the market for online travel services grows, we believe that companies already involved in the online travel services industry will increase their efforts to develop services that compete with our services. Currently, most travel suppliers sell their services through travel agencies, travel wholesalers and directly to customers, mainly by telephone. Increasingly, major airlines and hotels are offering travel products and services directly to consumers through their own web sites. Some of these web sites also include travel products and services of other travel suppliers. We believe that this trend will continue. We also face potential competition from Internet companies not yet in the leisure travel market and travel companies not yet operating online. We are unable to anticipate which other companies are likely to offer competitive services in the future. We cannot be sure that our web sites and toll-free call center will compete successfully with any current or future competitors.

Technology

Travelscape.com has developed proprietary automated database applications to manage its inventory of contracted wholesale hotel rooms and airline seats. Customers access the database through our web site interface to search for rates and availability on a desired travel itinerary, and can quickly vary travel parameters to determine the lowest prices available within their travel constraints. The web site interface allows customers to search the SABRE global distribution service directly for published fares. With a single interface for all transactions, the difference between wholesale transactions from inventory and commission-based transactions through the SABRE global distribution service is transparent to customers. When the customer places an online order, our automated back office obtains credit card approval for the transaction, confirms the bookings with the travel service providers, arranges for e-tickets, e-mails confirmations and mails paper tickets to the customer when e-tickets are unavailable.

Travelscape.com users are linked to our servers through a redundant configuration of a T3 data communication line and two T1 data communication lines. In addition, 56 Kbp leased lines are used for data communications between the servers and the SABRE global distribution service. Travelscape.com has significantly expanded its data communications capacities in recent months and anticipates continuing to do so in the future to support increased growth. Travelscape.com maintains an Internet firewall to protect its internal systems. All credit card transactions are processed using encryption and authentication technology, including public key cryptology technology and secure socket layer technology.

Proprietary Rights

We regard our trademarks, domain names, service marks, trade dress, trade secrets, copyrights and similar intellectual property as important to our success, and rely on trademark and copyright law, trade secret protection and confidentiality to protect our proprietary rights. We are pursuing the registration of our key trademarks in the United States and internationally. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our products and services are made available online. Failure to effectively protect our intellectual property could adversely affect our business or result in erosion of our brand name.

Currently, the only registered trademark we own is "Travelscapes Vacations," which we acquired in April 1999. In addition, we have filed an application with the United States Patent and Trademark Office, or the Trademark Office, for the trademark "Travelscape.com," and that application is currently pending. We are aware of two other applications for the trademark "Travelscape" that are under rejection by the Trademark Office. We have obtained the rights to the first of these applications from the party who filed it. We believe that our ownership of the Travelscapes Vacations trademark and the rights to the first application for Travelscape will be sufficient to allow us to register the trademark "Travelscape.com" with the Trademark Office. However, we cannot assure you that we are correct in this regard. Further, we are aware that there are a number of other businesses using the name Travelscape or variations thereof in commerce. We do not know when all of these companies started using the name. One or more of these companies may have started using the name prior to the time the rights we have acquired were established, and could have rights in the name that are superior to ours. As part of our strategy to protect our trademarks, we plan to contact these companies and take actions to cause them to stop using the name. There is also the chance that another party could claim that our use of the name infringes their rights. We have recently received a letter from a party claiming rights in the Travelscape name and asking us to cease using the name, and we are seeking further information from this party. As a result of our efforts to protect our rights in the Travelscape name, we could become involved in litigation, which would likely be expensive and time consuming, and could distract management from the operations of the business. Furthermore, we cannot be sure we would prevail in any such litigation. We also plan to apply for the trademark "lvrs.com," which is the name of our Las Vegas focused web site. We cannot be sure we will be successful with this application.

Government Regulation

The United States and foreign governments heavily regulate certain segments of the travel industry, and accordingly some services we offer are affected by such regulations. For example, we are subject to the United States Department of Transportation, or the Transporation Department, regulations prohibiting unfair and deceptive practices. In addition, Transportation Department regulations concerning the display and presentation of information that are currently applicable to the global distribution services we access could be extended to us in the future, as well as other laws and regulations aimed at protecting consumers. We are subject to regulation by a number of states that have "seller of travel" acts. These acts require us to register as a seller of travel, comply with certain disclosure requirements, post a bond or escrow funds and/or participate in state restitution funds. We are in the process of obtaining bonds in and making applications, as appropriate, in California, Florida, Hawaii, Iowa, Ohio, Washington and Illinois. There is a possiblity that we may be subject to fines or other sanctions upon us for any past failure to comply with these requirements, although we do not expect the total amount of any such fines to exceed $150,000, in the aggregate.

Employees

As of March 31, 1999, we had 148 employees, consisting of 119 reservation agents and call center employees and 29 corporate and administrative staff. Our ability to attract and retain highly qualified employees will be the principal determinant of our success. We provide performance-based and equity-based compensation programs to reward and motivate significant contributors among our employees. Competition for qualified personnel in the industry is intense. There can be no assurance that our current and planned staffing will be adequate to support our future operations or that management will be able to hire, train, retain, motivate, and manage required personnel. Although none of our employees is represented by a labor union, there can be no assurance that our employees will not join or form a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good.

Facilities

Our headquarters are in Las Vegas where we own a facility comprising an aggregate of approximately 9,000 square feet of space, housing our administrative, sales and marketing, customer service and computer and communications systems facilities. All of operations are located at the Las Vegas facility. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins and similar events. We currently do not have redundant systems or a formal disaster recovery plan and do not carry sufficient business interruption insurance to compensate us for losses that may occur. Despite our implementation of network security measures, our servers are vulnerable to computer viruses, physical or electrical break-ins and similar disruptions, which could lead to interruptions, delays, loss of data, or the inability to accept and confirm customer reservations.

Litigation

We are not presently involved in any material legal proceedings.

                                   MANAGEMENT

The following table sets forth certain information with respect to the executive officers and directors of Travelscape.com as of the date of this prospectus.

Executive Officers and Directors

Name                                          Age      Position with Travelscape.com
----------------------------------------      ---      -------------------------------------------------------
Timothy N. Poster.......................          30   President, Chairman of the Board and Chief Executive
                                                       Officer
Thomas C. Breitling.....................          29   Chief Operating Officer and Director
Jeffrey A. Marquis......................          30   Chief Financial Officer
Michelle K. Decker......................          42   Chief Technology Officer
Michael Reichartz.......................          29   President, Las Vegas Reservation Systems
Erick A. Rodriguez......................          30   Executive Vice President, Product Development
Steven C. Sarner........................          40   Vice President, Business Development and Marketing
Jose L. Yofe............................          46   Vice President, International Product Development
Edward L. Muncey........................          28   Vice President, Domestic Product Development
Michael J. Conway.......................          53   Director
Tobin J. Corey..........................          38   Director
Lorenzo J. Fertitta.....................          30   Director

------------------------------------

TIMOTHY N. POSTER co-founded Travelscape.com in March 1998 and has served as its Chairman of the Board and Chief Executive Officer since that time. In October 1990, Mr. Poster founded Las Vegas Reservation Systems and was President of that company from October 1990 to January 1999. Mr. Poster holds a bachelors degree from the University of Southern California in Business Administration.

THOMAS C. BREITLING co-founded Travelscape.com with Mr. Poster in March 1998 and has served as its Chief Operating Officer since that time. From 1993 through March 1998, Mr. Breitling served as the Executive Vice President for Las Vegas Reservation Systems. Mr. Breitling currently manages the operations of both Travelscape.com and Las Vegas Reservation Systems. Mr. Breitling holds a bachelors degree from the University of San Diego in Communications.

JEFFREY A. MARQUIS joined Travelscape.com in April 1998. From September 1994 to April 1998, Mr. Marquis was employed as an investment analyst and portfolio manager at Fertitta Enterprises, a private equity fund. Prior to holding his position with Fertitta Enterprises, from September 1991 to September 1994, Mr. Marquis was employed with KPMG Peat Marwick as a Senior Auditor. Mr. Marquis is a certified public accountant and a chartered financial analyst. Mr. Marquis holds a bachelors degree from the University of San Diego in Accounting.

MICHELLE K. DECKER joined Travelscape.com in April 1999. From April 1998 to April 1999, Ms. Decker was employed as the Senior Corporate Director of New Technology at Lifetouch, a photography firm. Prior to holding her position with Lifetouch, from 1988 to 1998 Ms. Decker was employed with Carlson Marketing Group in various technical positions including Senior Corporate Director of New Technology and Senior Director of International Systems. Ms. Decker holds a bachelors degree from Slippery Rock State University in Computer Technology and an MBA from Youngstown State University.

MICHAEL REICHARTZ joined Las Vegas Reservation Systems in 1995. From June 1988 to May 1995, Mr. Reichartz was employed with the Las Vegas Hilton in various positions, including Reservation Manager and International Sales Manager. Mr. Reichartz's primary duties included managing and coordinating all travel agency and tour operator relationships. Mr. Reichartz was named Chairman of the Las Vegas Tourism Board in 1997. Mr. Reichartz's primary responsibilities at Travelscape.com include managing Las Vegas operations. Mr. Reichartz holds a bachelors degree from the University of Nevada, Las Vegas in Business Administration.

ERICK A. RODRIGUEZ joined Travelscape.com in May 1998. From January 1993 to May 1998, Mr. Rodriguez was employed at Sprint in various positions including as General Manager Sales and Service in the Hotel Industry and as a National Account Manager. Mr. Rodriguez's primary responsibilities at Travelscape.com include securing hotel contracts with Travelscape.com partners. Mr. Rodriguez holds a bachelors degree from the University of San Diego in Business Administration.

STEVEN C. SARNER joined Travelscape.com in July 1998. From July 1994 to July 1998, Mr. Sarner was employed at Reno Air as Vice President of Marketing and Sales. Prior to holding his position with Reno Air, from June 1992 to July 1994, Mr. Sarner was employed at Rosenbluth, the third largest travel management firm in the nation, as Director of Sales, Western Region. Mr. Sarner has over 15 years experience in the airline/travel industry. Mr. Sarner's primary responsibilities at Travelscape.com include securing wholesale airline contracts and to secure distribution arrangements with web site partners. Mr. Sarner holds a bachelors degree from the California State University, Long Beach in Business Administration.

JOSE L. YOFE joined Travelscape.com in November 1998. From December 1995 to October 1998, Mr. Yofe was employed in various positions at the SABRE Group including as a Division Sales Manager and as an Account Executive. Prior to being employed by the SABRE Group, Mr. Yofe was employed by Mirage Resorts as General Manager for Airline Services. Mr. Yofe's primary responsibilities at Travelscape.com include securing hotel agreements with international Travelscape.com partners. Mr. Yofe holds a bachelors degree from Moreno College in Argentina.

EDWARD L. MUNCEY joined Travelscape.com in May 1998. From December 1997 to May 1998, Mr. Muncey was employed by Mirage Resorts as Senior Travel Industry Sales Manager. Prior to working for Mirage Resorts, from August 1994 to December 1997, Mr. Muncey was employed as a Sales Manager by Circus Circus Enterprises. Mr. Muncey's primary responsibilities at Travelscape.com include securing hotel contracts with domestic Travelscape.com partners. Mr. Muncey holds a bachelor's degree from San Diego State University in Business Administration with an emphasis in marketing.

MICHAEL J. CONWAY became a director of Travelscape.com in April 1999. Since April 1995, Mr. Conway has been employed as the President and Chief Executive Officer of National Airlines. Prior to founding National Airlines, from 1994 to 1995, Mr. Conway was employed as an aviation consultant for financial investors and foreign airlines. Mr. Conway was also a co-founder of America West Airlines.

TOBIN J. COREY became a director of Travelscape.com in April 1999. Mr. Corey co-founded USWeb/CKS, an Internet consulting firm, in December 1995 and has served as its President since June 1996 and as a Director since April 1998. Prior to June 1996, Mr. Corey served as Executive Vice President, Marketing for USWeb/CKS. From 1994 to December 1995, Mr. Corey served as Vice President of Marketing for the NetWare Products Division of Novell, a computer software company. From 1991 through 1994, Mr. Corey served as Director of Marketing for the Desktop Division of Novell.

LORENZO J. FERTITTA became a director of Travelscape.com in April 1998. Since December 1997, Mr. Fertitta has been employed as the President and Chief Executive Officer of Gordon Biersch Brewing

Company. Since 1993, Mr. Fertitta has also been an officer and director of Fertitta Enterprises, Inc. and has been an officer and/or director of many companies associated with Fertitta Enterprises. Mr. Fertitta holds a bachelors degree from the University of San Diego and an MBA from New York University. Mr. Fertitta is also a member of the board of directors of Station Casinos, Inc., a gaming company, and several private companies.

Classified Board

Our Amended and Restated Certificate of Incorporation provides for a board of directors consisting of three classes serving three-year staggered terms. Class I consists of Thomas C. Breitling and Tobin J. Corey; Class II consists of Michael J. Conway; and Class III consists of Timothy N. Poster and Lorenzo J. Fertitta. The initial term of office of the Class I directors expires at the annual meeting of stockholders in 2000. The initial term of office of the Class II directors expires at the annual meeting of stockholders held in 2001. The initial term of office of the Class III directors expires at the annual meeting of stockholders held in 2002.

Board of Directors; Committees

Travelscape.com maintains two standing committees, an audit committee and a compensation committee. We have no nominating committee or other committee performing the functions of a nominating committee.

AUDIT COMMITTEE

In April 1999, the board of directors formed the audit committee for the purpose of reviewing our internal accounting procedures and consulting with and reviewing the services provided by our independent public accountants. Lorenzo
J. Fertitta, Michael J. Conway and Tobin J. Corey constitute the audit committee.

COMPENSATION COMMITTEE

In April 1999, the board of directors formed the compensation committee. The compensation committee reviews and recommends to the board the compensation and benefits of all of our officers and reviews general policy relating to compensation and benefits of our employees. The compensation committee also administers our stock option plans and will administer our Employee Stock Purchase Plan upon completion of this offering. Timothy N. Poster, Lorenzo J. Fertitta and Michael J. Conway constitute the compensation committee.

Compensation Committee Interlocks and Insider Participation

Prior to April, 1999, our board of directors did not maintain a standing compensation committee, and the entire board participated in all decisions regarding compensation of our executive officers. In April 1999, the board formed the compensation committee and appointed Messrs. Poster, Fertitta and Conway as committee members. No executive officer of Travelscape.com serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

Directors do not currently receive cash compensation for services rendered as members of our board of directors. We do, however, reimburse our directors for certain reasonable expenses incurred in connection with their attendance at board and committee meetings. Outside directors are granted an option to purchase 50,000 shares upon joining the board, of which 25% are immediately vested and 25% vest each year thereafter for a period of three years. In addition, each outside director is granted an option to purchase 7,500 shares of common stock at the market price for each successive year after joining the board.

Executive Compensation

The following table summarizes the compensation paid to Travelscape.com's Chief Executive Officer and the other executive officers of Travelscape.com whose salary and bonus exceeded $100,000 for services rendered to Travelscape.com in all capacities during 1998, who are collectively, the named executive officers.

                     Fiscal 1998 Summary Compensation Table

                                                                                                       Long-Term
                                                                                                     Compensation
                                                                Annual Compensation                     Awards
                                                                                          Other      -------------
                                                                --------------------     Annual       Securities
                                                                 Salary      Bonus    Compensation    Underlying
Name and Principal Position                                        ($)        ($)        ($)(1)       Options (#)
--------------------------------------------------------------  ---------  ---------  -------------  -------------
Timothy N. Poster ............................................    205,769     50,000       19,296             --
Chairman of the Board and Chief Executive Officer

Thomas C. Breitling ..........................................    137,500     25,000       24,250             --
Chief Operating Officer

Jeffrey A. Marquis ...........................................     98,077     25,000           --        345,000
Chief Financial Officer

------------------------------------
(1)   Represents personal car expenses paid by Travelscape.com.

Option Grants During Last Fiscal Year

The following table sets forth information with respect to stock options granted to each of the named executive officers during 1998, including the potential realizable value over the 10-year term of the options based on assumed rates of stock appreciation of 5% and 10%, compounded annually. These assumed rates of appreciation comply with the rules of the Securities and Exchange Commission and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock. In 1998, we (or our predecessors) granted options to acquire up to an aggregate of 1,027,500 shares to employees and directors under the 1998 Plan and all at an exercise price equal to not less than the fair market value of our common stock on the date of grant as determined in good faith by the board of directors. Optionees may pay the exercise price by cash, check, promissory note (in special cases approved by the compensation committee), delivery of already-owned shares of Travelscape.com's common stock or pursuant to a cashless exercise procedure. Options under the 1998 Plan generally vest over three years with 33% of the shares vesting on the first anniversary of the grant date, and 33% of the shares vesting on each anniversary thereafter.

                                                                                                 Potential Realizable
                                                        Individual Grants                          Value at Assumed
                                   ------------------------------------------------------------    Annual Rates of
                                    Number of                                                        Stock Price
                                     Shares     Percent of Total                                   Appreciation for
                                   Underlying    Options Granted                                     Options Term
                                     Options     to Employees in   Exercise Price   Expiration   --------------------
Name                                 Granted       Fiscal 1998        ($/Share)        Date       5% ($)     10% ($)
---------------------------------  -----------  -----------------  ---------------  -----------  ---------  ---------
Timothy N. Poster................          --              --%               --             --          --         --
Thomas C. Breitling..............          --              --%               --             --          --         --
Jeffrey A. Marquis...............     345,000            33.6%        $    1.33         7/1/08     288,568    731,288

Aggregate Option Exercises During the Last Fiscal Year and Fiscal Year-End
  Option Values

No named executive officer exercised stock options during 1998. The following table sets forth information regarding stock options held as of March 31, 1999 by the named executive officers. The "Value of Unexercised In-the-Money Options" is based upon a value of $11.00 per share, the assumed initial public offering price, minus the per share exercise price, multiplied by the number of shares underlying the option.

                                                                  Number of Securities              Value of Unexercised
                                                                 Underlying Unexercised             In-the-Money Options
                                                               Options at March 31, 1999             at March 31, 1999
                                                            --------------------------------  --------------------------------
Name                                                           Exercisable     Unexercisable     Exercisable     Unexercisable
----------------------------------------------------------  -----------------  -------------  -----------------  -------------
Timothy N. Poster.........................................             --               --               --                --

Thomas C. Breitling.......................................             --               --               --                --

Jeffrey A. Marquis........................................             --          345,000               --       $ 3,336,150

Incentive Stock Plans

1998 STOCK OPTION PLAN. Travelscape.com's 1998 Stock Option Plan, or the 1998 Plan, provides for the grant of incentive stock options within the meaning of
Section 422 of the Internal Revenue Code to our employees and nonstatutory stock options to our employees, directors and consultants. The 1998 Plan was approved by the board of directors and our stockholders in 1998, and until April 1999 was administered by the board of directors. Since April 1999, the 1998 Plan has been administered by the compensation committee. A total of 3,000,000 shares of common stock have been reserved for issuance pursuant to the 1998 Plan. To date, no shares had been issued upon the exercise of stock options granted under the 1998 Plan and 2,555,125 shares were subject to outstanding options. The board of directors has determined that no further options will be granted under the 1998 Plan after the completion of this offering.

The exercise price of incentive stock options granted under the 1998 Plan must be at least 100% of the fair market value of the common stock on the date of grant. The exercise price of nonstatutory stock options must be at least 85% of the fair market value of the common stock on the date of grant. In the case of an incentive stock or nonstatutory stock option granted to a holder of more than 10% of the voting power of Travelscape.com, the exercise price must be at least 110% of such fair market value.

Options granted under the 1998 Plan are not generally transferable by the optionee, and each option is exercisable during the lifetime of the optionee only by such optionee. Options granted under the 1998 Plan must generally be exercised within three months of the termination of optionee's service with us, or within 12 months after such optionee's termination by death or disability, but in no event later than the expiration of the option's term. The board of directors may amend or modify the 1998 Plan at any time, except that without the consent of the option holders, no amendment or modification shall adversely affect rights and obligations with respect to options at the time outstanding under the 1998 Plan.

1999 EMPLOYEE STOCK PURCHASE PLAN.

Our 1999 Employee Stock Purchase Plan, or the 1999 Stock Purchase Plan, was adopted by the board of directors in April 1999 and by the stockholders in May 1999. A total of 500,000 shares of common stock have been reserved for issuance under the 1999 Stock Purchase Plan, plus annual increases equal to the lesser of:

      -      500,000 shares;

      -      2% of the outstanding shares; and

      -      a lesser amount determined by the board.

The 1999 Stock Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code, is implemented by overlapping offering periods generally consisting of 24 months each. The offering periods generally start on the first trading day on or after February 1 and August 1 of each year, except for the first such offering period which commences on the first trading day on or after the effective date of this offering and ends on the last trading day on or before July 31, 2001. Each offering period consists of four exercise periods, generally of six months duration. However, the first exercise period in the first offering period will begin on the first trading day on or after the effective date of this offering and will end on the last trading day on or before January 31, 2000.

Employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, any employee who immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or whose rights to purchase stock under all our employee stock purchase plans accrues at a rate which exceeds $25,000 worth of stock for each calendar year may not be granted an option to purchase stock under the 1999 Stock Purchase Plan. The 1999 Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 10% of the participant's "compensation." Compensation is defined as the participant's base straight time gross earnings but exclusive of commissions, overtime, bonuses and any other compensation. The maximum number of shares a participant may purchase during a single offering period is 5,000 shares.

Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of each exercise period. The price of stock purchased under the 1999 Stock Purchase Plan is generally 85% of the lower of the fair market value of the common stock at the beginning of the offering period or the end of the exercise period. If the fair market value of the common stock at the end of an exercise period is lower than the fair market value of the common stock at the beginning of the offering period, all employees in that offering period will be automatically re-enrolled in the new offering period beginning immediately after the end of the exercise period. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

Rights granted under the 1999 Stock Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the 1999 Stock Purchase Plan. The 1999 Stock Purchase Plan provides that, in the event we merge with or into another corporation or sell substantially all of our assets, each outstanding option may be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened and a new exercise date will be set.

The board of directors generally has the authority to amend or terminate the 1999 Stock Purchase Plan and the board of directors may terminate an offering period on any exercise date if the board determines that the termination of the 1999 Stock Purchase Plan is in the best interests of Travelscape.com and its stockholders. However, no such action, other than termination of the 1999 Purchase Plan, may adversely affect any outstanding rights to purchase stock under the 1999 Stock Purchase Plan. The 1999 Stock Purchase Plan will terminate in 2009, unless sooner terminated by the board of directors.

1999 STOCK PLAN.

Our 1999 Stock Plan, or the 1999 Plan, provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to employees and for the grant of nonstatutory stock options and stock purchase rights to employees, directors and consultants. The 1999 Plan was approved by the board of directors in April 1999 and by the stockholders in May 1999. Unless terminated sooner, the 1999 Plan will terminate automatically in 2009. A total of 2,000,000 shares of common stock have been reserved for issuance pursuant to the 1999 Plan, plus annual increases equal to the lesser of:

      -      1,000,000 shares;

      -      3% of the outstanding shares on such date; and

      -      a lesser amount determined by the board.

The 1999 Plan may be administered by the board of directors or a committee of the board (as applicable, or the Administrator), which committee shall, in the case of options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, consist of two or more "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code. Currently, the compensation committee is the Administrator. The Administrator has the power to determine the terms of the options or stock purchase rights granted, including the exercise price, the number of shares subject to each option or stock purchase right, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the Administrator has the authority to amend, suspend or terminate the 1999 Plan, provided that no such action may affect any share of common stock previously issued and sold or any option previously granted under the 1999 Plan.

Options and stock purchase rights granted under the 1999 Plan are not generally transferable by the optionee, and each option and stock purchase right is exercisable during the lifetime of the optionee only by such optionee. Options granted under the 1999 Plan must generally be exercised within three months of the end of optionee's status as our employee, director or consultant, or within 12 months after such optionee's termination by death or disability, but in no event later than the expiration of the option's 10-year term. In the case of stock purchase rights, unless the Administrator determines otherwise, shares of stock will be sold pursuant to a restricted stock purchase agreement under which we will reserve a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's employment with us for any reason (including death or disability). The purchase price for shares repurchased pursuant to a restricted stock purchase agreement shall be the original price paid by the purchaser and may be paid in cash or by cancellation of any indebtedness or other obligation of the purchaser to us. The repurchase option shall lapse at a rate determined by the Administrator. The exercise price of all incentive stock options granted under the 1999 Plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of nonstatutory stock options and stock purchase rights granted under the 1999 Plan is determined by the Administrator. However, nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code must be granted at an exercise price equal to at least the fair market value of the common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must equal to at least 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the 1999 Plan may not exceed ten years.

Change in Control Arrangements

Under the 1998 Plan and the 1999 Plan, in the event of a change of control, vesting of options and restricted stock issued under the 1998 Plan and the 1999 Plan will automatically accelerate such that options will become fully exercisable, including with respect to shares for such options which would otherwise be unvested, and any outstanding repurchase options relating to restricted stock will lapse.

Employment Agreements

EMPLOYMENT AGREEMENT WITH TIMOTHY POSTER, CHIEF EXECUTIVE OFFICER

Our employment agreement with Mr. Poster provides for, among other things:

      -      at-will employment;

      -      membership on and Chairmanship of our board of directors;

      -      participation in all employee benefit programs; and

      - an agreement not to compete with us, nor to solicit our employees or customers for three years after termination of employment, although we cannot assure you that the provisions will be enforceable in all jurisdictions.

Mr. Poster's employment agreement provides for a base salary of $250,000 per year and an annual bonus of up to 200% of his base salary based on our performance. Our agreement with Mr. Poster also provides for one year severance pay if he is terminated without cause or upon a change in control.

EMPLOYMENT AGREEMENT WITH THOMAS BREITLING, CHIEF OPERATING OFFICER

The agreement with Mr. Breitling provides for, among other things:

      -      at-will employment;

      -      membership on our board of directors;

      -      participation in all employee benefit programs; and

      - an agreement not to compete with us, nor to solicit our employees or customers for three years after termination of employment, although we cannot assure you that these provisions will be enforceable in all jurisdictions.

Mr. Breitling's employment agreement provides for a base salary of $175,000 per year and an annual bonus of up to 100% of his base salary based on our performance. Our agreement with Mr. Breitling also provides for one year severance pay if he is terminated without cause or upon a change in control.

EMPLOYMENT AGREEMENT WITH JEFFREY MARQUIS, CHIEF FINANCIAL OFFICER

The agreement with Mr. Marquis provides for, among other things:

      -      at-will employment;

      -      participation in all employee benefit programs; and

      - an agreement not to compete with us, nor to solicit our employees or customers for three years after termination of employment, although we cannot assure you that these provisions will be enforceable in all jurisdictions.

Mr. Marquis's employment agreement provides for a base salary of $150,000 per year, and an annual bonus of up to 100% of his base salary based on our performance. Our agreement with Mr. Marquis also provides for one year severance pay if he is terminated without cause or upon a change in control.

Limitations on Directors' Liability and Indemnification

Our Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following acts:

      - any breach of their duty of loyalty to the corporation or its stockholders;

      - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

      - unlawful payments of dividends or unlawful stock repurchases or redemptions; and

      - any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or recission.

Our Certificate of Incorporation and Bylaws provide that we will indemnify our directors and executive officers and may indemnify our other corporate agents to the fullest extend permitted by law. We believe that indemnification under our Bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our Bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Bylaws would permit indemnification.

We have entered into agreements to indemnify our directors and executive officers in addition to the indemnification provided for in our Bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for certain expenses; including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in our right arising out of such person's services as a director or executive officer any subsidiary or any other company or enterprise to which the person provided services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

                              CERTAIN TRANSACTIONS

During the last three fiscal years, Victoria Partners has loaned money to Mr. Timothy Poster and Las Vegas Reservation Systems, as listed below. Mr. Lorenzo Fertitta, a director of Travelscape.com, is the president of the general partner of Victoria Partners.

      Lender                        Borrower                  Loan Date   Repay Date     Amount    Interest Rate
------------------  ----------------------------------------  ----------  -----------  ----------  -------------
Victoria Partners   Timothy Poster                              12/16/97     1/30/98   $  150,000    Broker Call
Victoria Partners   Las Vegas Reservation Systems               10/20/98    11/02/98   $  314,000    Broker Call

In April 1998, Travelscape.com made a secured loan in the principal amount of $105,750 to Mr. Thomas Breitling. The loan accrues interest at a rate of 10% per year and is currently in repayment. As of the date of this initial public offering, $72,810 is outstanding on the loan.

In April 1998, Messrs. Timothy Poster, Jeffrey Marquis and Thomas Breitling entered into a voting agreement pursuant to which they agreed to vote their shares of Travelscape.com, Inc. in the manner specified by the holders of a majority of the shares held among them. This voting agreement is binding until Travelscape.com completes an initial public offering.

In June 1998, the Frank J. Fertitta and Victoria K. Fertitta Revocable Family Trust (the "Trust") purchased 1,500,000 shares of common stock of our predecessor, Travelscape.com, Inc., a Nevada corporation for $1.5 million. Frank and Victoria Fertitta are the parents of Lorenzo Fertitta. In February 1999, these shares were transferred to Zucherro, LLC, in which Lorenzo Fertitta holds a 2.5% interest and of which Lorenzo Fertitta is the managing member.

In April 1998, we granted to each of our non-employee directors, Messrs. Lorenzo Fertitta, Tobin Corey and Michael Conway, an option to purchase up to 50,000 shares of our common stock for $6.00 per share. The options are immediately vested and exercisable as to 25% of the shares, and become vested with respect to an additional 25% of the shares on the first, second and third anniversaries of the date of grant.

In May 1999, we entered into employment agreements with each of Timothy Poster, Thomas Breitling and Jeffrey Marquis. Please see "Management--Employment Agreements" for a discussion of the terms of these agreements.

In 1998, Timothy Poster made a contribution of approximately $1.0 million to us in connection with certain investing activities on behalf of Travelscape.com.

All future transactions, including any loans from Travelscape.com to its officers, directors, principal stockholders or affiliates, will be approved by a majority of the board of directors, including a majority of the independent and disinterested members of the board of directors or if required by law, a majority of disinterested stockholders.

                             PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of May 30, 1999 by the following individuals or groups: (i) each person or entity who is known by us to own beneficially more than 5% of our outstanding common stock, (ii) each of the Named Executive Officers, (iii) each of our directors and (iv) all directors and executive officers as a group.

The address for each holder of more than 5% of Travelscape.com common stock is c/o Travelscape.com, 8951 W. Sahara, Suite 100, Las Vegas, Nevada 89117. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them. Applicable percentage ownership in the following table is based on 15,000,000 shares of common stock outstanding as of May 30, 1999 and 20,000,000 shares immediately following the completion of this offering. To the extent that any shares are issued upon exercise of options, warrants or other rights to acquire Travelscape.com's capital stock that are presently outstanding or granted in the future or reserved for future issuance under Travelscape.com's stock plans, there will be further dilution to new public investors.

                                                                    Shares Beneficially
                                                                    Owned Prior to the           Shares Beneficially
                                                                        Offering(1)            Owned After Offering(1)
                                                                ---------------------------  ---------------------------
Name of Beneficial Owner                                           Number      Percent(2)       Number      Percent(2)
--------------------------------------------------------------  ------------  -------------  ------------  -------------
Timothy N. Poster(3)..........................................     6,975,000         46.5       6,975,000         34.9
Thomas C. Breitling(3)........................................     6,033,000         40.2       6,033,000         30.2
Lorenzo J. Fertitta(5)........................................     1,512,500         10.1       1,512,500          7.6
Zucchero, LLC(5)..............................................     1,500,000         10.0       1,500,000          7.5
Jeffrey A. Marquis(3)(4)......................................       565,000          3.7         565,000          2.8

Michael J. Conway(6)..........................................        12,500        *              12,500        *
Tobin J. Corey(7).............................................        12,500        *              12,500        *
All directors and executive officers as a group (12
  persons)(8).................................................    15,241,750         99.7      15,241,750         75.1
                                                                ------------          ---    ------------          ---

---------------------------------------------
*   Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power with respect to securities.

(2) All shares subject to options or warrants that are exercisable within 60 days of the date of this table are deemed to be outstanding and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. Assumes no exercise of the Underwriters' over-allotment option.

(3) Mr. Poster, Mr. Breitling and Mr. Marquis have entered into a voting agreement pursuant to which they have agreed to vote all of their shares in accordance with the directions of the holders of a majority of the shares held by them. As a group, Messrs. Poster, Breitling and Marquis hold a total of 13,458,000 shares of common stock, or 89.7% of our common stock prior to this offering. The voting agreement will terminate upon the completion of this offering.

(4) Includes 115,000 shares of common stock subject to options held by Mr. Marquis exercisable within 60 days of the date of this table.

(5) Includes 1,500,000 shares held in the name of Zucchero LLC. Mr. Fertitta holds a 2.5% interest in, is the managing member of, and has voting and dispository control of all of the shares held by Zucchero LLC. In the case of Mr. Fertitta, includes 12,500 shares of common stock subject to options exercisable within 60 days of the date of this table.

(6) Includes 12,500 shares of common stock subject to options held by Mr. Conway exercisable within 60 days of the date of this table.

(7) Includes 12,500 shares of common stock subject to options held by Mr. Corey exercisable within 60 days of the date of this table.

(8) Includes 290,000 shares of common stock subject to options exercisable within 60 days of the date of this table.

                          DESCRIPTION OF CAPITAL STOCK

General

Travelscape.com is authorized to issue up to 50,000,000 shares of common stock, $.01 par value, and up to 5,000,000 shares of undesignated preferred stock, $.01 par value. Immediately after the completion of this offering, we estimate that there will be an aggregate of 20,000,000 shares of common stock outstanding and no shares of preferred stock will be issued and outstanding. In addition, based on options granted to date, 2,555,125 shares of common stock will be issuable upon exercise of outstanding options upon completion of the offering.

The following description of our capital stock summarizes material provisions contained in our Amended and Restated Certificate of Incorporation and Restated Bylaws, but does not purport to be complete and is subject to and qualified in its entirety by our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and by the provisions of applicable Delaware law.

Common Stock

As of March 31, 1999, there were 15,000,000 shares of common stock outstanding, which were held by 12 stockholders. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and do not have cumulative voting rights. Therefore, holders of a majority of the shares voting for the election of directors will be able to elect all of the directors.

Holders of common stock are entitled to receive such dividends as may be declared from time to time by the board of directors out of funds legally available for the payment of dividends, subject to the terms of any existing or future agreements between Travelscape.com and our debtholders. We have never declared or paid cash dividends on our capital stock, expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In the event of the liquidation, dissolution or winding up of Travelscape.com, the holders of common stock are entitled to share ratably in all assets legally available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Preferred Stock

Pursuant to our Amended and Restated Certificate of Incorporation, the board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences and privileges, relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. The board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay, or prevent a change in control of Travelscape.com or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock, and may adversely affect the voting and the other rights of the holders of common stock. At present, there are no shares of preferred stock outstanding and we have no plans to issue any of the preferred stock.

Options and Warrants

Based on options granted to date, options to purchase 2,555,125 shares were outstanding, with exercise prices ranging from $1.33 to $6.00 per share. Of these outstanding options, all shares are subject to options under the 1998 Option Plan and no shares are subject to options under the 1999 Plan. Please see "Management -- Stock Plans" for a more detailed description of the options.

We have also issued warrants to purchase an aggregate of 527,752 shares at an exercise price of $0.01 per share in connection with a private financing in February 1999. We have the right to repurchase the warrants at the par value of the shares subject to the warrants within 30 days after the closing of this offering. However, the holders of the warrants may exercise the warrants pending the closing of such repurchase. We intend to exercise our repurchase right, and we expect that all warrant holders will exercise their warrants instead of allowing us to repurchase them. As a result, we expect to issue up to 527,752 shares to the warrant holders within 30 days after the completion of this offering. These shares will be "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, and will not be eligible for resale into the public market prior to February 16, 2000. Please see "Shares Eligible for Future Sale" for a more detailed description of the warrants.

Antitakeover Effects of Provisions of Our Certificate of Incorporation and
  Bylaws

Travelscape.com's Amended and Restated Certificate of Incorporation provides that the board of directors is classified into three classes of directors, each with three-year terms. The term of one class of directors expires at each annual meeting of stockholders. As a result, stockholders desiring to replace the incumbent directors and gain control of the board would be required to win at least two annual contests before their nominees constituted a majority of directors. Please see "Management -- Classified Board" for a more detailed description of the classified board. In addition, our Amended and Restated Certificate of Incorporation eliminates the ability of stockholders to take actions by written consent, allows for the Board to designate and issue preferred stock without further stockholder approval and requires a 66 2/3% vote of the stockholders to amend or repeal certain provisions of the Certificate of Incorporation or Bylaws that may currently delay or inhibit an acquisition of Travelscape.com. Any of these provisions may have the effect of delaying or preventing a change of control of Travelscape.com without the approval of the Board of Directors.

Our Amended and Restated Bylaws permit only a majority of the board of directors or the Chief Executive Officer to call a special meeting of the stockholders and require prior notice of matters to be brought before meetings of the stockholders.

These provisions of our Amended and Restated Certificate of Incorporation and Bylaws are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions which may involve an actual or threatened change of control of Travelscape.com. Such provisions are designed to reduce the vulnerability of Travelscape.com to an unsolicited acquisition proposal and, accordingly, could discourage potential acquisition proposals and could delay or prevent a change in control of Travelscape.com. Such provisions are also intended to discourage certain tactics that may be used in proxy fights. These provisions could, however, have the effect of discouraging others from making tender offers for our shares and, consequently, may also inhibit increases in the market price of our shares that could result from actual or rumored takeover attempts. These provisions may also have the effect of preventing changes in the management of Travelscape.com.

Effect of Delaware Antitakeover Statute

Travelscape.com is subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless:
      - prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
      - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; and
      - on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two thirds of the outstanding voting stock which is not owned by the interested stockholder.

Prior to the offering made hereby, each stockholder that is an interested stockholder of Travelscape.com became an interested stockholder in a transaction approved by our board of directors. Therefore, Section 203 would not impose any restrictions on a business combination between us and any of our existing stockholders.

Section 203 defines "business combination" to include:
      - any merger or consolidation involving the corporation and the interested stockholder
      - any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;
      - subject to exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and
      - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

LIMITATION OF DIRECTOR AND OFFICER LIABILITY

Our Amended and Restated Certificate of Incorporation contains certain provisions relating to the limitation of liability and indemnification of directors and officers. Our Amended and Restated Certificate of Incorporation provides Travelscape.com shall indemnify its directors and officers to the fullest extent authorized by Delaware law.

Transfer Agent

The transfer agent and registrar for our common stock is Norwest Shareowner Services, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, Travelscape.com will have outstanding 20,000,000 shares of common stock based upon shares outstanding at March 31, 1999 (assuming no exercise of the underwriters' over-allotment option). Excluding the 5,000,000 shares of common stock offered hereby and assuming no exercise of the underwriters' over-allotment option, as of the effective date of the registration statement, there will be 15,000,000 shares of common stock outstanding, all of which are "restricted securities" under the Securities Act. In addition, within 30 days after the completion of this offering, we expect to issue up to 527,752 shares of common stock pursuant to the exercise of outstanding warrants. These shares will also be restricted securities. Please see "Description of Capital Stock--Options and Warrants" for a more detailed description of the options and warrants. All restricted securities are subject to lock-up agreements with the underwriters pursuant to which the holders of the restricted securities have agreed not to sell, pledge or otherwise dispose of their shares of common stock for a period of 180 days after the date of this prospectus. U.S. Bancorp Piper Jaffray Inc. may release the shares subject to the lock-up agreements in whole or in part at any time with or without notice. However, U.S. Bancorp Piper Jaffray Inc. has no current plans to do so.

All of the 15,000,000 restricted shares currently outstanding will become eligible for sale in the public market beginning on January 22, 2000 pursuant to Rule 144. Of the 527,752 shares of common stock issuable upon exercise of warrants, 164,250 and 363,502 will be eligible for resale in the public market begining on February 16, 2000 and February 28, 2000, respectively, pursuant to Rule 144. The general provisions of Rule 144 are described below.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year (including the holding period of any prior owner except an affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (A) one percent of the number of shares of common stock then outstanding (which will equal approximately 200,000 shares immediately after this offering); or (B) the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about Travelscape.com.

To date, 3,000,000 shares of common stock have been reserved under the 1998 Plan, of which options to purchase 2,555,125 shares were then outstanding although none of these options were then exercisable. In addition, we have reserved 500,000 shares of common stock under the 1999 Stock Purchase Plan and 2,000,000 shares of common stock under the 1999 Plan, none of which are subject to outstanding options. We intend to file, within 180 days after the date of this prospectus, a Form S-8 registration statement under the Securities Act to register all of the shares reserved under the 1998 Plan, the 1999 Stock Purchase Plan and the 1999 Plan.

Lock-Up Agreements

All officers, directors, stockholders and holders of options and warrants exercisable within 180 days of the date of this prospectus have agreed pursuant to certain "lock-up" agreements, that they will not offer, sell, contract to sell, pledge, grant any option to sell, or otherwise dispose of, directly or indirectly, any shares of common stock or securities convertible or exchangeable for common stock, or warrants or other rights to purchase common stock for a period of 180 days after the date of this prospectus without the prior written consent of U.S. Bancorp Piper Jaffray Inc.

                                  UNDERWRITING

The underwriters named below, for whom U.S. Bancorp Piper Jaffray Inc. and CIBC World Markets Corp. are acting as representatives, have agreed to buy, subject to the terms and conditions of the purchase agreement, the number of shares listed opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below.

                                                                                       Number
Underwriters                                                                          of Shares
-----------------------------------------------------------------------------------  -----------
U.S. Bancorp Piper Jaffray Inc.....................................................
CIBC World Markets Corp............................................................
DLJdirect Inc......................................................................

      Total........................................................................
                                                                                     -----------
                                                                                     -----------

The underwriters have advised us that they propose to offer the shares to the public at $11.00 per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $
      per share. The underwriters may allow and the dealers may reallow a
concession of not more than $               per share on sales to certain other
brokers and dealers. After the offering, these figures may be changed by the representatives. An electronic prospectus is available on the web site maintained by DLJdirect Inc.

Of the 5,000,000 shares of common stock offered by us, up to 475,000 shares will be reserved for sale to persons designated by us. These shares will be offered to the holders of our outstanding notes, to certain of our strategic partners and to certain business acquaintances of our officers and directors. Shares not sold to these persons will be reoffered immediately by the underwriters to the public at the initial public offering price.

We have granted to the underwriters an option to purchase up to an additional 750,000 shares of common stock from us, at the same price to the public, and with the same underwriting discount, as set forth in the table on the cover page of this prospectus. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

The following table shows the underwriting commissions to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

                                                                                     Full
                                                                    No Exercise    Exercise
                                                                    -----------  ------------
Per Share.........................................................   $            $
Total.............................................................   $            $

We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect to those liabilities.

The underwriters have informed us that neither they, nor any other underwriter participating in the distribution of the offering, will make sales of the common stock offered by this prospectus to accounts over which they exercise discretionary authority without the prior specific written approval of the customer.

The offering of our shares of common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or part.

We and each of our directors, executive officers, stockholders and option and warrant holders have agreed to certain restrictions on our and their ability to sell additional shares of our common stock for a period of 180 days after the date of this prospectus. We and each of our directors, executive officers, stockholders and option and warrant holders have agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any shares of common stock, options or warrants to acquire shares of common stock, or any related security or instrument, without the prior written consent of U.S. Bancorp Piper Jaffray Inc. The agreements provide exceptions for (1) sales to underwriters pursuant to the purchase agreement, (2) our sales in connection with the exercise of options granted and the granting of options to purchase shares under our existing stock option plans, (3) our issuance of up to 527,752 shares of common stock pursuant to the exercise or conversion of warrants outstanding as of March 31, 1999 and
(4) other exceptions.

Prior to the offering, there has been no established trading market for the common stock. The initial public offering price for the shares of common stock offered by this prospectus will be negotiated by us and the underwriters. The factors considered in determining the initial public offering price will include the history of and the prospects for the industry in which we compete, our past and present operations, our historical results of operations, our prospects for future earnings, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of the offering and other relevant factors. There can be no assurance that the initial public offering price of the common stock will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active public market for the common stock will develop and continue after this offering.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them by us. The underwriters may elect to cover any such short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock on the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for Travelscape.com by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP, San Francisco, California.

                                    EXPERTS

The combined financial statements of Las Vegas Reservation Systems, Inc., Travelscape.com, Inc. and Professional Travel Services, Inc. as of December 31, 1997 and 1998 and for each of the years in the three-year period ended December 31, 1998 included herein and in the registration statement are included in reliance upon the reports of KPMG LLP independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC for the stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC's web site at WWW.SEC.GOV. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, NW, Washington, D.C., 20549, 7 World Trade Center, Suite 1300, New York, New York, 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Information contained on Travelscape.com's web site does not constitute part of this prospectus. Our SEC filings are also available at the office of the Nasdaq National Market. For further information on obtaining copies of our public filings at the Nasdaq National Market, you should call (212) 656-5060.
                      ------------------------------------

Information contained on Travelscape.com's web sites does not constitute part of this prospectus.

Travelscapes Vacations is a registered trademark of Travelscape.com. In addition, Travelscape.com and lvrs.com are trademarks of Travelscape.com. This prospectus also contains trademarks and trade names of other companies.

                         INDEX TO FINANCIAL STATEMENTS
                      LAS VEGAS RESERVATION SYSTEMS, INC.,
          TRAVELSCAPE.COM, INC. AND PROFESSIONAL TRAVEL SERVICES INC.

                                                                                         Page
                                                                                       ---------
Report of Independent Auditors.......................................................     F-2

Combined Balance Sheets of Las Vegas Reservation Systems, Inc., Travelscape.com, Inc.
  and Professional Travel Services, Inc. as of December 31, 1997 and 1998 and March
  31, 1999 (unaudited)...............................................................     F-3

Combined Statements of Operations of Las Vegas Reservation Systems, Inc.,
  Travelscape.com, Inc. and Professional Travel Services, Inc. for the years ended
  December 31, 1996, 1997 and 1998 and for the three months ended March 31, 1998 and
  1999 (unaudited)...................................................................     F-4

Combined Statements of Stockholders' Deficiency of Las Vegas Reservation Systems,
  Inc., Travelscape.com, Inc. and Professional Travel Services, Inc. for the years ended December 31, 1996, 1997 and 1998 and for the three months ended March 31,
  1999 (unaudited)...................................................................     F-5

Combined Statements of Cash Flows of Las Vegas Reservation Systems, Inc.,
  Travelscape.com, Inc. and Professional Travel Services, Inc. for the years ended
  December 31, 1996, 1997 and 1998 and for the three months ended March 31, 1998 and
  1999 (unaudited)...................................................................     F-6

Notes to Combined Financial Statements...............................................     F-7

                         Report of Independent Auditors

The Board of Directors
Las Vegas Reservation Systems, Inc.,
  Travelscape.com, Inc.,
  and Professional Travel Services, Inc.:

We have audited the accompanying combined balance sheets of Las Vegas Reservation Systems, Inc., Travelscape.com, Inc. and Professional Travel Services, Inc. as of December 31, 1997 and 1998, and the related combined statements of operations, stockholders' deficiency, and cash flows for each of the years in the three year period ended December 31, 1998. The combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the combined financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Las Vegas Reservation Systems, Inc., Travelscape.com, Inc. and Professional Travel Services, Inc. as of December 31, 1997 and 1998, and the results of their combined operations and their combined cash flows for each of the years in the three year period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                           KPMG LLP

Las Vegas, Nevada
March 5, 1999, except for the fifth paragraph of Note 9, which is as of April 24, 1999

                      LAS VEGAS RESERVATION SYSTEMS, INC.,

          TRAVELSCAPE.COM, INC. AND PROFESSIONAL TRAVEL SERVICES, INC.

                            Combined Balance Sheets

                                                                             December 31,
                                                                     ----------------------------
                                                                         1997           1998
                                                                     -------------  -------------    March 31,
                                                                                                        1999
                                                                                                   --------------
                                                                                                    (unaudited)
                              Assets
Current assets:
  Cash and cash equivalents........................................  $      63,494  $     265,674  $    6,335,428
  Prepaid expenses.................................................         72,044        177,788         684,576
  Other current assets.............................................          6,044             --          26,246
                                                                     -------------  -------------  --------------
    Total current assets...........................................        141,582        443,462       7,046,250
Property, plant and equipment, net (notes 2, 3 and 6)..............      2,029,879      2,647,401       2,917,762
Other assets (note 7)..............................................        335,232        752,853       1,521,063
Intangible assets, net.............................................             --             --       1,855,000
                                                                     -------------  -------------  --------------
                                                                     $   2,506,693  $   3,843,716  $   13,340,075
                                                                     -------------  -------------  --------------
                                                                     -------------  -------------  --------------

             Liabilities and Stockholders' Deficiency

Current liabilities:
  Accounts payable.................................................  $   1,427,447  $   2,063,549  $    1,729,229
  Accrued room payable.............................................        286,237        660,571       1,175,702
  Accrued expenses.................................................         95,056        461,072         455,761
  Deferred revenue.................................................        777,702      1,983,472       5,654,421
  Borrowings under lines of credit (note 5)........................         97,580         91,144          89,932
  Current portion of notes payable (note 6)........................         37,940         32,926          33,605
  Current portion of capital lease obligations (note 3)............             --        182,274         314,221
                                                                     -------------  -------------  --------------
    Total current liabilities......................................      2,721,962      5,475,008       9,452,871
Notes payable, less current portion (note 6).......................      1,432,450      1,399,524       3,558,192
Related party loan (note 4)........................................         68,475         46,684          46,684
Capital lease obligations, less current portion (note 3)...........             --        528,815         529,103
                                                                     -------------  -------------  --------------
    Total liabilities..............................................      4,222,887      7,450,031      13,586,850
                                                                     -------------  -------------  --------------
Stockholders' deficiency:
  Common stock, $0.01 par value. Authorized 50,000,000 shares,
    15,000,000 shares issued and outstanding.......................             --             --         150,000
  Common stock, no par value. Authorized 2,500 shares, 200 shares
    issued and outstanding.........................................             --             --              --
  Common stock, $0.001 par value. Authorized 25,000,000 shares,
    5,000,000 shares issued and outstanding........................             --          5,000              --
  Common stock, no par value. Authorized 2,500 shares, 1,000 shares
    issued and outstanding.........................................         40,000         40,000              --
  Additional paid-in capital.......................................             --      2,623,305      16,112,277
  Deferred stock compensation......................................             --             --      (4,810,045)
  Stockholder loans (note 4).......................................             --        (91,786)        (83,345)
  Accumulated deficit..............................................     (1,756,194)    (6,182,834)    (11,615,662)
                                                                     -------------  -------------  --------------
    Net stockholders' deficiency...................................     (1,716,194)    (3,606,315)       (246,775)
                                                                     -------------  -------------  --------------
Commitments and contingencies (notes 3 and 7)......................  $   2,506,693  $   3,843,716  $   13,340,075
                                                                     -------------  -------------  --------------
                                                                     -------------  -------------  --------------

            See accompanying notes to combined financial statements.

                      LAS VEGAS RESERVATION SYSTEMS, INC.,

          TRAVELSCAPE.COM, INC. AND PROFESSIONAL TRAVEL SERVICES, INC.

                       Combined Statements of Operations

                                                                      Three months ended
                                       Year ended December 31,             March 31,
                                  ---------------------------------  ---------------------
                                    1996        1997        1998       1998        1999
                                  ---------  ----------  ----------  ---------  ----------
                                                                          (unaudited)
Revenues:
  Room sales....................  $8,078,290 $11,715,836 $18,851,718 $2,900,782 $7,603,443
  Airfare sales.................    178,092     716,121   2,027,067    438,834     472,009
                                  ---------  ----------  ----------  ---------  ----------
    Total revenues..............  8,256,382  12,431,957  20,878,785  3,339,616   8,075,452
Cost of sales...................  4,913,592   8,200,004  14,697,664  2,357,080   5,625,360
                                  ---------  ----------  ----------  ---------  ----------
Gross profit....................  3,342,790   4,231,953   6,181,121    982,536   2,450,092
                                  ---------  ----------  ----------  ---------  ----------
Operating expenses:
  General and administrative....  2,087,220   3,065,933   5,420,838    852,687   2,209,247
  Sales and marketing...........    797,413     990,601   4,109,105    383,038   3,193,719
  Systems development...........    134,626     114,896     896,753     20,993     287,737
  Stock compensation............         --          --          --         --   1,827,430
                                  ---------  ----------  ----------  ---------  ----------
    Total operating expenses....  3,019,259   4,171,430  10,426,696  1,256,718   7,518,133
                                  ---------  ----------  ----------  ---------  ----------
Operating income (loss).........    323,531      60,523  (4,245,575)  (274,182) (5,068,041)
                                  ---------  ----------  ----------  ---------  ----------
Other income (expense):
  Interest expense, net.........     (3,561)    (76,602)   (183,949)   (28,441)   (359,878)
  Other income..................     16,112      17,994       2,884      8,564       1,091
                                  ---------  ----------  ----------  ---------  ----------
    Total other income
      (expense).................     12,551     (58,608)   (181,065)   (19,877)   (358,787)
                                  ---------  ----------  ----------  ---------  ----------
Net income (loss)...............  $ 336,082  $    1,915  $(4,426,640) $(294,059) $(5,426,828)
                                  ---------  ----------  ----------  ---------  ----------
                                  ---------  ----------  ----------  ---------  ----------

            See accompanying notes to combined financial statements.

                      LAS VEGAS RESERVATION SYSTEMS, INC.,

          TRAVELSCAPE.COM, INC. AND PROFESSIONAL TRAVEL SERVICES, INC.

        Combined Statements of Stockholders' Deficiency (Notes 8 and 9)

                                           Common
                                           Stock/
                                         Additional      Deferred                                       Net
                                           Paid-in         Stock      Stockholder   Accumulated    Stockholders'
                                           Capital     Compensation      Loans        Deficit       Deficiency
                                        -------------  -------------  -----------  --------------  -------------
Balance at December 31, 1995..........  $      40,000   $        --    $      --   $     (543,272) $    (503,272)
Net income............................             --            --           --          336,082        336,082
Distributions.........................             --            --           --         (758,513)      (758,513)
                                        -------------  -------------  -----------  --------------  -------------
Balance at December 31, 1996..........         40,000            --           --         (965,703)      (925,703)
Net income............................             --            --           --            1,915          1,915
Distributions.........................             --            --           --         (792,406)      (792,406)
                                        -------------  -------------  -----------  --------------  -------------
Balance at December 31, 1997..........         40,000            --           --       (1,756,194)    (1,716,194)
Net loss..............................             --            --           --       (4,426,640)    (4,426,640)
Contributions.........................      2,628,305            --      (91,786)              --      2,536,519
                                        -------------  -------------  -----------  --------------  -------------
Balance at December 31, 1998..........      2,668,305            --      (91,786)      (6,182,834)    (3,606,315)
Net loss (unaudited)..................             --            --           --       (5,426,828)    (5,426,828)
Contributions (unaudited).............             --            --        8,441               --          8,441
Deferred stock compensation
  (unaudited).........................      6,637,475    (4,810,045)          --               --      1,827,430
Stock warrants (unaudited)............      5,080,497            --           --               --      5,080,497
Reorganization adjustment
  (unaudited).........................      1,876,000            --           --               --      1,876,000
Distributions (unaudited)                          --            --           --           (6,000)        (6,000)
                                        -------------  -------------  -----------  --------------  -------------
Balance at March 31, 1999
  (unaudited).........................  $  16,262,277   $(4,810,045)   $ (83,345)  $  (11,615,662) $    (246,775)
                                        -------------  -------------  -----------  --------------  -------------
                                        -------------  -------------  -----------  --------------  -------------

            See accompanying notes to combined financial statements.

                      LAS VEGAS RESERVATION SYSTEMS, INC.,

          TRAVELSCAPE.COM, INC. AND PROFESSIONAL TRAVEL SERVICES, INC.

                       Combined Statements of Cash Flows

                                                                                                  Three months ended
                                                                  Years ended December 31,             March 31,
                                                              ---------------------------------  ---------------------
                                                                1996        1997        1998       1998        1999
                                                              ---------  ----------  ----------  ---------  ----------
                                                                                                      (unaudited)
Cash flows from operating activities:
  Net income (loss).........................................  $ 336,082  $    1,915  $(4,426,640) $(294,059) $(5,426,828)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...........................     71,991      96,836     160,444     40,035     114,288
    Amortization of debt discount and issuance costs........         --          --          --         --     231,507
    Stock compensation......................................         --          --          --         --   1,827,430
    Changes in operating assets and liabilities:
      Decrease in related party receivables.................    351,495      23,336          --         --          --
      Increase in prepaid expenses and other current
        assets..............................................     (7,766)    (54,818)    (99,700)  (346,548)   (533,034)
      Increase (decrease) in other assets...................   (416,321)    175,415    (417,621)    66,773    (791,981)
      Increase(decrease) in accounts payable and accrued
        expenses............................................    257,696     913,683   1,376,452   (436,075)    175,500
      Increase in deferred revenue..........................    164,741     169,581   1,205,770  1,304,948   3,670,949
                                                              ---------  ----------  ----------  ---------  ----------
        Net cash provided by (used in) operating
          activities........................................    757,918   1,325,948  (2,201,295)   335,074    (732,169)
                                                              ---------  ----------  ----------  ---------  ----------
Cash flows from investing activities:
  Acquisition of property and equipment.....................   (112,941) (2,036,228)    (66,877)   (43,258)   (172,276)
  (Purchase) sale of investments............................    (32,310)     32,310          --         --          --
                                                              ---------  ----------  ----------  ---------  ----------
        Net cash used in investing activities...............   (145,251) (2,003,918)    (66,877)   (43,258)   (172,276)
                                                              ---------  ----------  ----------  ---------  ----------
Cash flows from financing activities:
  (Distributions to) contributions from stockholders, net...   (758,513)   (792,406)  2,536,519   (120,263)     (6,000)
  Proceeds from (repayments of) loan from stockholders......     78,275      (9,800)    (21,791)        --       8,441
  Advances from (repayments of) line of credit, net.........     61,800      35,780      (6,436)    (1,336)     (1,212)
  Proceeds from notes payable...............................         --   1,470,390          --     10,362   7,028,158
  Repayment of notes payable................................         --          --     (37,940)        --          --
  Repayments of capital lease obligations...................         --          --          --         --     (55,188)
                                                              ---------  ----------  ----------  ---------  ----------
        Net cash provided by (used in) financing
          activities........................................   (618,438)    703,964   2,470,352   (111,237)  6,974,199
                                                              ---------  ----------  ----------  ---------  ----------
        Net increase (decrease) in cash and cash
          equivalents.......................................     (5,771)     25,994     202,180    180,579   6,069,754
Cash and cash equivalents:
  Beginning of period.......................................     43,271      37,500      63,494     63,494     265,674
                                                              ---------  ----------  ----------  ---------  ----------
  End of period.............................................  $  37,500  $   63,494  $  265,674  $ 244,073  $6,335,428
                                                              ---------  ----------  ----------  ---------  ----------
                                                              ---------  ----------  ----------  ---------  ----------
See accompanying notes to combined financial statements.

Supplemental disclosures of cash flow information:
  Cash paid during the year for interest....................  $   5,661  $    8,722  $   85,613  $   7,724  $  136,444
                                                              ---------  ----------  ----------  ---------  ----------
                                                              ---------  ----------  ----------  ---------  ----------
  Equipment acquired under capital lease....................  $      --  $       --  $  711,089  $      --  $  187,423
                                                              ---------  ----------  ----------  ---------  ----------
                                                              ---------  ----------  ----------  ---------  ----------
  Stockholder loan..........................................  $      --  $       --  $   91,786  $      --  $       --
                                                              ---------  ----------  ----------  ---------  ----------
                                                              ---------  ----------  ----------  ---------  ----------
  Deferred compensation.....................................  $      --  $       --  $       --  $      --  $6,637,475
                                                              ---------  ----------  ----------  ---------  ----------
                                                              ---------  ----------  ----------  ---------  ----------
  Original issue discount...................................  $      --  $       --  $       --  $      --  $5,080,497
                                                              ---------  ----------  ----------  ---------  ----------
                                                              ---------  ----------  ----------  ---------  ----------
  Intangible assets.........................................  $      --  $       --  $       --  $      --  $1,876,000
                                                              ---------  ----------  ----------  ---------  ----------
                                                              ---------  ----------  ----------  ---------  ----------

                      LAS VEGAS RESERVATION SYSTEMS, INC.,

          TRAVELSCAPE.COM, INC. AND PROFESSIONAL TRAVEL SERVICES, INC.

                     Notes to Combined Financial Statements

                  Years ended December 31, 1996, 1997 and 1998 and the three months ended March 31, 1998 and 1999 (unaudited)

(1) Summary of Significant Accounting Policies

    (A) BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

       The accompanying combined financial statements include the accounts of Las Vegas Reservation Systems, Inc. ("LVRS"), Travelscape.com, Inc. ("Old Travelscape") and Professional Travel Services, Inc. ("PTS") (Nevada Corporations) (collectively referred to as the "Company"). The entities are owned and controlled principally by common ownership and management. All intercompany transactions have been eliminated in combination.

       LVRS, a Nevada Corporation, sells hotel room packages in Las Vegas, Reno, Laughlin, and Lake Tahoe to individual and group customers. In the normal course of business, certain hotel properties require cash deposits or letters of credit to secure hotel room inventory.

       In March 1998, LVRS established its web site WWW.LVRS.COM to sell rooms over the Internet. The success of the web site prompted management to begin an effort to replicate its Las Vegas based system across the United States through Old Travelscape, which was created in April 1998. Old Travelscape created its own web site WWW.TRAVELSCAPE.COM in which it offers its services. The Internet offers the Company advertising and distribution means to market and sell its rooms to a worldwide audience in a cost-effective manner.

       Effective September 30, 1998, LVRS was merged with Fort Apache, Inc. whose principal business was to hold a building and land in Las Vegas. Fort Apache, Inc. shares 100% common ownership with LVRS, accordingly, the transaction was recorded as a reorganization of entities under common control and the historical cost basis of the net assets of Fort Apache, Inc. was carried over to LVRS. Prior year financial statements have been restated to reflect this reorganization.

       LVRS began making non-published airline reservations for its customers in May 1997. The flights are often packaged together with hotel reservations.

       PTS operates a travel agency in Las Vegas. PTS provides transportation arrangements primarily for business travel.

       On January 22, 1999, the Company completed a reorganization whereby LVRS, Old Travelscape and PTS became wholly owned subsidiaries of Travelscape.com, Inc., a Delaware corporation. The transaction was accounted for principally as a reorganization of entities under common control. Accordingly, the combined financial statements of LVRS, Old Travelscape and PTS for the years presented herein are predecessor operations to the comparable entity which exists after January 21, 1999. At the time of the reorganization, 20% of the common stock of Old Travelscape was not owned by the common control group. Therefore, the net assets of Old Travelscape were stepped up by $1,876,000, which represents 20% of the amount by which the fair value of the net assets of Old Travelscape exceeded its historical net assets at the time of the reorganization. The amount was allocated to goodwill in the accompanying balance sheet. Amortization of goodwill is recorded on a straight-line basis over 15 years.

                      LAS VEGAS RESERVATION SYSTEMS, INC.,

          TRAVELSCAPE.COM, INC. AND PROFESSIONAL TRAVEL SERVICES, INC.

               Notes to Combined Financial Statements (Continued)

                  Years ended December 31, 1996, 1997 and 1998 and the three months ended March 31, 1998 and 1999 (unaudited)

       The financial statements as of and for the three months ended March 31, 1999 are combined through January 22, 1999 (the date of the organizational restructuring) and consolidated through and as of March 31, 1999.

    (B) CASH EQUIVALENTS

       Cash equivalents include highly liquid investments purchased with an original maturity date of three months or less.

    (C) PROPERTY, PLANT AND EQUIPMENT

       Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives ranging from 3-20 years. Expenditures for maintenance and repairs are expensed when incurred. Property and equipment under capital leases are stated at the present value of minimum lease payments.

       Amortization of property and equipment held under capital leases and leasehold improvements is computed on a straight-line basis over the shorter of the lease term or estimated useful lives of the asset.

    (D) INTERIM FINANCIAL DATA

       The unaudited operating results have been prepared on the same basis as the audited combined financial statements and, in the opinion of management, include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation for the periods presented. The results of operations for the three months ended March 31, 1999 are not necessarily indicative of results to be achieved for the full fiscal year. The unaudited financial statements should be read in conjunction with the audited combined financial statements presented for the years ended December 31, 1996, 1997 and 1998.

    (E) REVENUE RECOGNITION

       Revenue from sales of hotel rooms and airline tickets, as well as the related cost of sales, including the associated taxes, and other travel products and services for which the Company is the credit card merchant of record, are recorded at the aggregate retail value upon booking. Such revenues are deferred until the customer checks in to the hotel or completes their air travel. Revenue earned from sales of travel products and services in which the travel provider is the credit card merchant of record are recognized upon receipt and are recorded at the commission amount.

    (F) SYSTEMS DEVELOPMENT

       Systems development expenses are comprised primarily of compensation to the Company's information systems and technical staff, payments to outside contractors for information systems and technical services, data communications lines, web hosting services and other expenses associated with operating the Company's web sites.

                      LAS VEGAS RESERVATION SYSTEMS, INC.,

          TRAVELSCAPE.COM, INC. AND PROFESSIONAL TRAVEL SERVICES, INC.

               Notes to Combined Financial Statements (Continued)

                  Years ended December 31, 1996, 1997 and 1998 and the three months ended March 31, 1998 and 1999 (unaudited)

    (G) USE OF ESTIMATES

       Management of the Company has made estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

    (H) INCOME TAXES

       Prior to January 22, 1999, LVRS and PTS were taxed as S corporations under provisions of the Internal Revenue Code. Under these provisions, LVRS and PTS did not pay income tax on their income. Instead, the stockholders of LVRS and PTS were liable for income tax on the taxable income as it effects the stockholders' income tax returns. Accordingly, a provision for income taxes has not been included in the accompanying combined financial statements for LVRS and PTS.

       Old Travelscape is a Nevada C corporation which is subject to federal income tax. Old Travelscape accounted for income taxes under the asset and liability method whereby deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in the tax rates is recognized in income for the period that includes enactment date.

       Old Travelscape recognized a taxable loss for the period ended December 31, 1998 and therefore no current tax provision was recorded. A net deferred tax asset has been recognized by Old Travelscape, aggregating $1,100,000, which consists primarily of net operating loss carryforwards. A 100% valuation allowance has been provided against the net deferred tax assets since the likelihood of taxable income sufficient enough to realize the entire balance of the deferred tax assets in the future is uncertain.

    (I) START-UP COSTS

       Start-up costs are expensed as incurred.

    (J) ADVERTISING EXPENSES

       The Company expenses advertising as incurred. Advertising expense aggregated $797,413, $990,601 and $4,109,105 for the years ended December 31, 1996, 1997 and 1998 and $383,038 and $3,193,719 for the three months ended March 31, 1998 and 1999, respectively.

    (K) STOCK COMPENSATION

       The Company has adopted Statement of Financial Accounting Standards Statement, or SFAS, No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION and has elected to measure compensation

                      LAS VEGAS RESERVATION SYSTEMS, INC.,

          TRAVELSCAPE.COM, INC. AND PROFESSIONAL TRAVEL SERVICES, INC.

               Notes to Combined Financial Statements (Continued)

                  Years ended December 31, 1996, 1997 and 1998 and the three months ended March 31, 1998 and 1999 (unaudited)

       cost under Accounting Principles Board Opinion No. 25 and comply with the pro forma disclosure requirements of SFAS No. 123, except for options and warrants granted to non-employees, which are accounted for under SFAS No. 123.

    (L) RECENTLY ISSUED ACCOUNTING STANDARDS

       In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, No. 130, REPORTING COMPREHENSIVE INCOME. SFAS No. 130 requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position, and is effective for financial statements issued for fiscal years beginning after December 15, 1997. Our comprehensive income (loss) is the same as net income (loss). Accordingly, SFAS No. 130 did not have a material impact on the combined and consolidated financial statements.

       In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. SFAS No. 131 that establishes standards for the way public business enterprises are to report selected information about operating segments. The determination of an entity's operating segments is based upon a management approach, including the way management organizes the segments within the enterprise for making operating decisions and assessing performance. Management currently reviews financial data at the highest level, the sale of travel services. Therefore, under the management approach of SFAS No. 131, we have only one operating segment. Accordingly, SFAS No. 131 did not have a material impact on the combined and consolidated financial statements.

       The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position, or SOP, No. 98-1, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE. The provisions of SOP 98-1 are effective for fiscal years beginning after December 15, 1998 and require that certain direct costs associated with such development are capitalized and amortized and all remaining costs must be expensed when incurred. Management is currently evaluating the impact of SOP No. 98-1.

    (M) LONG-LIVED ASSETS

       The Company accounts for long-lived assets at amortized costs. As part of an ongoing review of the valuation and amortization of long-lived assets, management assesses the carrying value of such assets if facts and circumstances suggest that such assets may be impaired. If this review indicates that the assets will not be recoverable, as determined by the nondiscounted cash flow analysis over the remaining amortization period, the carrying value of the assets would be reduced to its estimated fair market value, based on discounted cash flows.

                      LAS VEGAS RESERVATION SYSTEMS, INC.,

          TRAVELSCAPE.COM, INC. AND PROFESSIONAL TRAVEL SERVICES, INC.

               Notes to Combined Financial Statements (Continued)

                  Years ended December 31, 1996, 1997 and 1998 and the three months ended March 31, 1998 and 1999 (unaudited)

(2) Property, Plant and Equipment

    Property, plant and equipment consist of the following:

                                               December 31,
                                           --------------------  March 31,
                                             1997       1998       1999
                                           ---------  ---------  ---------
                                                                 (unaudited)
Land.....................................  $ 408,000  $ 408,000  $ 408,000
Building and improvements................  1,445,312  1,549,756  1,549,757
Computer hardware and software...........    171,714    729,807  1,052,787
Furniture and office equipment...........    147,668    263,817    300,955
                                           ---------  ---------  ---------
                                           2,172,694  2,951,380  3,311,499
Less accumulated depreciation and
  amortization...........................    142,815    303,979    393,737
                                           ---------  ---------  ---------
                                           $2,029,879 $2,647,401 $2,917,762
                                           ---------  ---------  ---------
                                           ---------  ---------  ---------

(3) Lease Commitments

    The Company is obligated under various capital leases entered into during 1998, for certain office equipment, that expire at various dates through 2003. The gross amount of office equipment and related accumulated depreciation capitalized and recorded under capital leases at December 31, 1998 were as follows:

                                                        December     March 31,
                                                        31, 1998       1999
                                                       -----------  -----------
                                                                    (unaudited)
Office equipment.....................................   $ 517,519    $ 709,591
Less accumulated depreciation........................      18,493       81,610
                                                       -----------  -----------
                                                        $ 499,026    $ 627,981
                                                       -----------  -----------
                                                       -----------  -----------

                      LAS VEGAS RESERVATION SYSTEMS, INC.,

          TRAVELSCAPE.COM, INC. AND PROFESSIONAL TRAVEL SERVICES, INC.

               Notes to Combined Financial Statements (Continued)

                  Years ended December 31, 1996, 1997 and 1998 and the three months ended March 31, 1998 and 1999 (unaudited)

    Future minimum capital lease payments as of December 31, 1998 are:

                                                                         Capital     Operating
                                                                          leases      leases
                                                                        ----------  -----------
Years ending December 31:
    1999..............................................................  $  247,472   $  15,179
    2000..............................................................     223,902       4,709
    2001..............................................................     163,424         674
    2002..............................................................     130,704          --
    2003..............................................................     108,920          --
                                                                        ----------  -----------
        Net minimum lease payments....................................     874,422   $  20,562
                                                                                    -----------
                                                                                    -----------
Less amounts representing interest....................................     163,333
                                                                        ----------
        Present value of net minimum capital lease payments...........     711,089
Less current portion of obligations under capital leases..............     182,274
                                                                        ----------
        Obligations under capital leases excluding current portion....  $  528,815
                                                                        ----------
                                                                        ----------

    The Company leases office equipment under operating leases, which expire in 2001. Rent expense for the years ended December 31, 1996, 1997 and 1998 was $16,059, $25,510 and $24,603, and for the three months ended March 31, 1998 and 1999 was $8,568 and $6,167, respectively.

    The carrying amount of capital leases approximates fair value at December 31, 1998.

(4) Related Party Transactions

    LVRS, Old Travelscape and PTS make payments on behalf of each other for normal operating activity. All amounts were eliminated in combination.

    At December 31, 1997 and 1998 and at March 31, 1999, PTS had loans from the stockholders of $68,475, $46,684 and $46,684, respectively, for start-up costs of the business. This is a noninterest-bearing loan with no fixed repayment terms, however repayment is not expected during 1999, and accordingly, this amount has been recorded as long-term in the accompanying balance sheet. Old Travelscape has loaned $91,786 to officers of the Company for the purchase of common stock as of December 31, 1998 of which $63,534 is due within one year, with the remaining balance of $28,252 due in 2001. This amount has been recorded as a reduction in net stockholders' deficiency.

                      LAS VEGAS RESERVATION SYSTEMS, INC.,

          TRAVELSCAPE.COM, INC. AND PROFESSIONAL TRAVEL SERVICES, INC.

               Notes to Combined Financial Statements (Continued)

                  Years ended December 31, 1996, 1997 and 1998 and the three months ended March 31, 1998 and 1999 (unaudited)

(5) Borrowings Under Lines of Credit

    Borrowings under unsecured lines of credit with various financial institutions are as follows:

                                                     December 31,
                                                 --------------------   March 31,
                                                   1997       1998        1999
                                                 ---------  ---------  -----------
                                                                       (unaudited)
Wells Fargo Bank, interest is 11%, expires on
  June 30, 1999................................  $  47,580  $  41,144   $  39,932
Bank West of Nevada, interest is 11%, expires
  on March 27, 1999............................     50,000     50,000      50,000
                                                 ---------  ---------  -----------
                                                 $  97,580  $  91,144   $  89,932
                                                 ---------  ---------  -----------
                                                 ---------  ---------  -----------

    The Company's borrowing capacity available under each of these lines of credit is $50,000.

(6) Notes Payable

    Notes payable consists of the following:

                                               December 31,
                                           --------------------  March 31,
                                             1997       1998       1999
                                           ---------  ---------  ---------
                                                                 (unaudited)
First mortgage note payable in monthly
  installments of $7,681, at an interest
  rate of prime plus 1.5% (9.9% as of
  December 31, 1998), maturity date of
  June 30, 2017; secured by real
  property...............................  $ 822,345  $ 801,687  $ 797,683
First mortgage note payable in monthly
  installments of $4,741, at an interest
  rate of 6.85%, maturity date of
  November 11, 2017; secured by real
  property...............................    625,350    609,645    605,553
Second mortgage note payable in monthly
  installments of $303, at an interest
  rate of prime plus 1.5% (9.9% as of
  December 31, 1998), maturity date of
  June 30, 2007; secured by real
  property...............................     22,695     21,118     20,672
Senior notes payable, at an interest rate
  of 10 % for initial 12 months and 12 %
  for the subsequent 12 months, maturity
  date in February, 2001, unsecured......         --         --  7,036,700
    Less original issue discount (1).....         --         --  (4,868,811)
                                           ---------  ---------  ---------
                                           1,470,390  1,432,450  3,591,797
Less current portion.....................     37,940     32,926     33,605
                                           ---------  ---------  ---------
                                           $1,432,450 $1,399,524 $3,558,192
                                           ---------  ---------  ---------
                                           ---------  ---------  ---------

                      LAS VEGAS RESERVATION SYSTEMS, INC.,

          TRAVELSCAPE.COM, INC. AND PROFESSIONAL TRAVEL SERVICES, INC.

               Notes to Combined Financial Statements (Continued)

                  Years ended December 31, 1996, 1997 and 1998 and the three months ended March 31, 1998 and 1999 (unaudited)

    The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 1998 are as follows:

1999............................................................  $  32,926
2000............................................................     35,640
2001............................................................     38,582
2002............................................................     41,774
2003............................................................     45,236
Thereafter......................................................  1,238,292
                                                                  ---------
                                                                  $1,432,450
                                                                  ---------
                                                                  ---------

(1)  During February 1999, Travelscape.com completed a private placement whereby
    70.367 units of Travelscape.com's senior notes and common stock purchase warrants were subscribed for a total value of $100,000 per unit or $7,036,700. Each unit consists of a note with a face value of $100,000 bearing interest at 10% prior to February 2000 and 12% thereafter and a warrant to purchase 7,500 shares of Travelscape.com's common stock, par value $0.01 per share. The notes have a stated maturity of two years from the date of issuance. The notes' maturity accelerates at a "trigger event," which is generally defined as either an initial public offering of the Company's common stock or a sale of the Company. The fair value of the warrants issued in connection with the private placement of $5,080,497 has been allocated to a debt discount and will be amortized over the effective interest method. As a result of the original issue discount, the effective interest rate is estimated at 32%. The warrants are exercisable over three years. Warrants for a total of 527,752 shares of common stock were issued in connection with the private placement. The fair value of the warrants was determined pursuant to Black-Scholes model for calculating the fair value of equity instruments. The discount will be amortized to interest expense over the term of the Senior notes using the effective interest method. Upon repayment, any outstanding balance of the discount will be written off to interest expense.

(7) Commitments and Contingencies

    (A) LITIGATION

       The Company is involved in legal proceedings from outside parties involving routine business matters. Management believes that the ultimate resolution of these matters will not have a material adverse affect on the Company's financial condition or results of operations.

                      LAS VEGAS RESERVATION SYSTEMS, INC.,

          TRAVELSCAPE.COM, INC. AND PROFESSIONAL TRAVEL SERVICES, INC.

               Notes to Combined Financial Statements (Continued)

                  Years ended December 31, 1996, 1997 and 1998 and the three months ended March 31, 1998 and 1999 (unaudited)

    (B) ADVERTISING CONTRACTS

       The Company has entered into several advertising contracts, including with various Internet web sites, which run through the year 2000. The agreements provide for monthly and quarterly payments and are summarized as follows as of December 31, 1998:

Years ending December 31:
  1999..........................................................  $5,020,000
  2000..........................................................     50,000
                                                                  ---------
                                                                  $5,070,000
                                                                  ---------
                                                                  ---------

    (C) LETTERS OF CREDIT

       The Company has an agreement with Bank West of Nevada to extend letters of credit on behalf of the Company to certain hotel properties to secure payment for the potential purchase of blocks of hotel rooms. Letters of credit with Bank West of Nevada at December 31, 1998 were $1,000,000. The letter of credit agreements require the Company to place approximately 67% of a required hotel deposit in a certificate of deposit with the bank. If the Company were to default on the payment of a block of rooms, the hotel would exercise the letter of credit. As of December 31, 1998, the Company has placed $670,000 in a certificate of deposit under this arrangement. These deposits are restricted and are included in other assets.

(8) Stock Options

    The Financial Accounting Standards Board issued SFAS No. 123 which defines a fair value method of accounting for an employee stock option or similar instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it allows an entity to continue to measure the compensation cost for these plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion, or APB, No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. Entities electing to remain with the accounting in APB No. 25 must make pro forma disclosures of net earnings and earnings per share, as if the fair value based method of accounting defined in SFAS No. 123 had been applied.

    During 1998, Old Travelscape issued options to purchase 1,027,500 shares of its common stock to certain key employees. Old Travelscape accounted for these options pursuant to APB No. 25. These options were issued with an option price substantially equal to the fair market value of the common stock on the date of the grant. As of December 31, 1998, options to purchase 1,027,500 shares of common stock are outstanding at an exercise price of $1.33 per share. The options vest over a three year period. No options were exercisable at December 31, 1998.

    Had the Company complied with SFAS No. 123 for financial reporting purposes, the impact on net loss for the year ended December 31, 1998 would be to increase the net loss to $6,043,240. The pro forma net loss is based on the following assumptions: risk-free interest rate of 6.5%, volatility of 20%, dividend yield of 0% and economic life of the option of three years.

                      LAS VEGAS RESERVATION SYSTEMS, INC.,

          TRAVELSCAPE.COM, INC. AND PROFESSIONAL TRAVEL SERVICES, INC.

               Notes to Combined Financial Statements (Continued)

                  Years ended December 31, 1996, 1997 and 1998 and the three months ended March 31, 1998 and 1999 (unaudited)

    In the three months ended March 31, 1999, Old Travelscape and the Company granted 1,177,500 options to purchase its common stock at a price of $4.00 per share. As a result of these option grants, the Company recorded compensation expense of $1,827,430 for the three months ended March 31, 1999 and will record deferred stock compensation expense of $4,810,045 over the future vesting period of the options, calculated under APB No. 25 for employees and SFAS No. 123 for non-employees. The deferred stock compensation is recorded as a component of net stockholders' deficiency in the accompanying balance sheet.

    All outstanding options to purchase common stock prior to January 21, 1999 were assumed by Travelscape.com, Inc. and will retain all of the same terms included in the initial grant.

(9)  Reorganization

    On January 22, 1999, Travelscape.com, Inc., a Delaware Corporation ("Travelscape.com"), entered into a organizational restructuring whereby LVRS, Old Travelscape and PTS became wholly owned subsidiaries of Travelscape.com. To execute this organizational restructuring, each of the stockholders of LVRS, Old Travelscape and PTS exchanged their respective shares for shares of Travelscape.com. All four entities are principally under common management and control, and accordingly, the predecessor's historical cost basis has been carried over to Travelscape.com at the same values, except for 20% of Old Travelscape, which was owned by a minority stockholder outside of the control group. As a result, the Company recorded a step-up in the historical cost basis equal to 20% of the excess of fair value over the net assets of Old Travelscape at the time of the reorganization, aggregating $1,876,000. The step-up has been allocated to goodwill.

    The following pro forma statements of operations for the year ended December 31, 1998 and the three months ended March 31, 1999 reflect the results of operations as if the aforementioned reorganization had occurred on the first day of each of the periods presented and represents the results of operations adjusted to reflect pro forma amortization of goodwill, which gives effect to the acquisition of LVRS, Old Travelscape and PTS by Travelscape.com. The Company incurred a net loss for the periods included for the pro forma statement of operations and recorded a 100% valuation allowance against all deferred tax assets at December 31, 1998 and March 31, 1999. Therefore no pro forma income tax provision has been provided. The following pro forma balance sheet at December 31, 1998 and March 31, 1999 reflects the financial position as if the restructuring had occurred on December 31, 1998 and March 31, 1999, respectively.

    Pro forma income per share has been computed pursuant to the provisions of SFAS No. 128, EARNINGS PER SHARE. Under SFAS No. 128, the Company must present basic and diluted earnings per share on the face of the statement of operations. Basic earnings per share includes only the weighted average shares outstanding during each period. Pro forma basic income per share reflects the issuance of shares for the acquisition of LVRS, Old Travelscape and PTS by Travelscape.com and are considered outstanding for all periods presented. Diluted loss per share is computed using the dilutive effect of all options to purchase Travelscape.com's common stock.

                      LAS VEGAS RESERVATION SYSTEMS, INC.,

          TRAVELSCAPE.COM, INC. AND PROFESSIONAL TRAVEL SERVICES, INC.

               Notes to Combined Financial Statements (Continued)

                  Years ended December 31, 1996, 1997 and 1998 and the three months ended March 31, 1998 and 1999 (unaudited)

    The following is a reconciliation of the numerator and denominator for the basic and diluted net loss per share.

                                                                                                    Three months
                                                                                      Year ended        ended
                                                                                     December 31,     March 31,
                                                                                         1998           1999
                                                                                     -------------  -------------
                                                                                             (unaudited)
Pro forma net loss used in basic and diluted loss per share........................  $   4,551,706   $ 5,437,250
                                                                                     -------------  -------------
                                                                                     -------------  -------------
Shares of common stock and common stock equivalents:
  Basic:
    Shares issued for acquisition of LVRS, Old Travelscape and PTS.................  $  15,000,000   $15,000,000
  Diluted:
    Dilutive effect of stock options and warrants..................................             --            --
                                                                                     -------------  -------------
                                                                                     $  15,000,000   $15,000,000
                                                                                     -------------  -------------
                                                                                     -------------  -------------
Net loss per share:
  Basic............................................................................  $       (0.30)  $     (0.36)
                                                                                     -------------  -------------
                                                                                     -------------  -------------
  Diluted..........................................................................  $       (0.30)  $     (0.36)
                                                                                     -------------  -------------
                                                                                     -------------  -------------

    Effective April 24, 1999, Travelscape.com's Board of Directors approved an increase in the number of authorized shares from 25,000,000 to 50,000,000 shares. The financial statements reflect this increase. The number of shares outstanding of Travelscape.com common stock is on a pro forma basis giving effect to a 3-for-2 split of common stock that will be completed prior to the initial public offering. All references to the number of shares of common stock have been retroactively adjusted to reflect this stock split.

    All stock options and warrants to purchase common stock have been excluded from the calculation of diluted loss per share as their impact is anti-dilutive.

    Effective with the reorganization, LVRS, Old Travelscape and PTS became wholly-owned subsidiaries of Travelscape.com, and accordingly, Travelscape.com recorded net deferred tax assets of $1,220,000 related to the cumulative differences between the basis of certain assets and liabilities for financial reporting and income tax purposes. Travelscape.com recorded a corresponding 100% valuation allowance due to the uncertainty regarding Travelscape.com's ability to utilize its deferred tax assets.

                      LAS VEGAS RESERVATION SYSTEMS, INC.,

          TRAVELSCAPE.COM, INC. AND PROFESSIONAL TRAVEL SERVICES, INC.

                             Travelscape.com, Inc.

                            Pro Forma Balance Sheet

                                  (Unaudited)

                                                December 31, 1998                         March 31, 1999
                                      --------------------------------------  ---------------------------------------
                                      Historical   Pro Forma     Pro Forma    Historical    Pro Forma     Pro Forma
                                       Combined   Adjustments   Consolidated   Combined    Adjustments   Consolidated
                                      ----------  ------------  ------------  -----------  ------------  ------------
               Assets
Current assets:
  Cash and cash equivalents.........  $  265,674   $       --    $  265,674   $ 6,335,428   $       --    $6,335,428
  Prepaid expenses..................     177,788           --       177,788       684,576           --       684,576
  Other current assets..............          --           --            --        26,246           --        26,246
                                      ----------  ------------  ------------  -----------  ------------  ------------
    Total current assets............     443,462           --       443,462     7,046,250           --     7,046,250
Property, plant and equipment,
  net...............................   2,647,401           --     2,647,401     2,917,762           --     2,917,762
Other assets........................     752,853           --       752,853     1,521,063           --     1,521,063
Intangible assets...................          --    1,876,000(1)   1,876,000    1,855,000           --     1,855,000
                                      ----------  ------------  ------------  -----------  ------------  ------------
                                      $3,843,716   $1,876,000    $5,719,716   $13,340,075   $       --    $13,340,075
                                      ----------  ------------  ------------  -----------  ------------  ------------
                                      ----------  ------------  ------------  -----------  ------------  ------------

   Liabilities and Stockholders'
              Deficiency

Current liabilities:
  Accounts payable..................  $2,063,549   $       --    $2,063,549   $ 1,729,229   $       --    $1,729,229
  Accrued room payable..............     660,571           --       660,571     1,175,702           --     1,175,702
  Accrued expenses..................     461,072           --       461,072       455,761           --       455,761
  Deferred revenue..................   1,983,472           --     1,983,472     5,654,421           --     5,654,421
  Borrowings under lines of
    credit..........................      91,144           --        91,144        89,932           --        89,932
  Current portion of notes
    payable.........................      32,926           --        32,926        33,605           --        33,605
  Current portion of capital lease
    obligations.....................     182,274           --       182,274       314,221           --       314,221
                                      ----------  ------------  ------------  -----------  ------------  ------------
    Total current liabilities.......   5,475,008           --     5,475,008     9,452,871           --     9,452,871
Notes payable, less current
  portion...........................   1,399,524           --     1,399,524     3,558,192           --     3,558,192
Related party loan..................      46,684           --        46,684        46,684           --        46,684
Capital lease obligations, less
  current portion...................     528,815           --       528,815       529,103           --       529,103
                                      ----------  ------------  ------------  -----------  ------------  ------------
    Total liabilities...............   7,450,031           --     7,450,031    13,586,850           --    13,586,850
                                      ----------  ------------  ------------  -----------  ------------  ------------
Stockholders' deficiency:
  Common stock, 0.01 par value.
    Authorized 50,000,000 shares,
    15,000,000 shares issued and
    outstanding, actual.............      45,000       55,000(1)     100,000      150,000                    150,000
  Additional paid-in capital........   2,623,305    1,821,000(1)   4,444,305   16,112,277                 16,112,277
  Deferred stock compensation.......          --           --            --    (4,810,045)          --    (4,810,045)
  Stockholders' loan................     (91,786)          --       (91,786)      (83,345)          --       (83,345)
  Accumulated deficit...............  (6,182,834)          --    (6,182,834)  (11,615,662)          --   (11,615,662)
                                      ----------  ------------  ------------  -----------  ------------  ------------
    Net stockholders' deficiency....  (3,606,315)   1,876,000    (1,730,315)     (246,775)          --      (246,775)
                                      ----------  ------------  ------------  -----------  ------------  ------------
                                      $3,843,716   $1,876,000    $5,719,716   $13,340,075   $       --    $13,340,075
                                      ----------  ------------  ------------  -----------  ------------  ------------
                                      ----------  ------------  ------------  -----------  ------------  ------------

                      LAS VEGAS RESERVATION SYSTEMS, INC.,

          TRAVELSCAPE.COM, INC. AND PROFESSIONAL TRAVEL SERVICES, INC.

                             Travelscape.com, Inc.

                       Pro Forma Statement of Operations

                                  (Unaudited)

                                 Year Ended December 31, 1998       Three Months Ended March 31, 1999
                             ------------------------------------  ------------------------------------
                             Historical   Pro Forma    Pro Forma   Historical   Pro Forma    Pro Forma
                              Combined   Adjustments  Consolidated  Combined   Adjustments  Consolidated
                             ----------  -----------  -----------  ----------  -----------  -----------
Revenues:
  Room sales...............  $18,851,718  $      --   1$8,851,718  $7,603,443   $      --    $7,603,443
  Airfare sales............   2,027,067          --    2,027,067      472,009          --      472,009
                             ----------  -----------  -----------  ----------  -----------  -----------
    Total revenues.........  20,878,785          --   20,878,785    8,075,452          --    8,075,452
Cost of sales..............  14,697,664          --   14,697,664    5,625,360          --    5,625,360
                             ----------  -----------  -----------  ----------  -----------  -----------
Gross profit...............   6,181,121          --    6,181,121    2,450,092          --    2,450,092
                             ----------  -----------  -----------  ----------  -----------  -----------
Operating expenses:
  General and
    administrative.........   5,420,838     125,066(2)  5,545,904   2,209,247      10,422(2)  2,219,669
  Sales and marketing......   4,109,105          --    4,109,105    3,193,719          --    3,193,719
  Systems development......     896,753          --      896,753      287,737          --      287,737
  Stock compensation.......          --          --           --    1,827,430          --    1,827,430
                             ----------  -----------  -----------  ----------  -----------  -----------
    Total operating
      expenses.............  10,426,696     125,066   10,551,762    7,518,133      10,422    7,528,555
                             ----------  -----------  -----------  ----------  -----------  -----------
Operating loss.............  (4,245,575)   (125,066)  (4,370,641)  (5,068,041)    (10,422)  (5,078,463)
                             ----------  -----------  -----------  ----------  -----------  -----------
Other income (expense):
  Interest expense, net....    (183,949)         --     (183,949)    (359,878)         --     (359,878)
  Other income.............       2,884          --        2,884        1,091          --        1,091
                             ----------  -----------  -----------  ----------  -----------  -----------
    Total other income
      (expense)............    (181,065)         --     (181,065)    (358,787)         --     (358,787)
                             ----------  -----------  -----------  ----------  -----------  -----------
Net loss...................  $(4,426,640)  $(125,066) ($4,551,706) $(5,426,878)  $ (10,422) ($5,437,250)
                             ----------  -----------  -----------  ----------  -----------  -----------
                             ----------  -----------  -----------  ----------  -----------  -----------
Pro forma net loss per
  share:
  Basic and diluted........                            $   (0.30)                            $   (0.36)
                                                      -----------                           -----------
                                                      -----------                           -----------
Pro forma weighted average
  share of common stock
  outstanding:
  Basic and diluted........                           15,000,000                            15,000,000
                                                      -----------                           -----------
                                                      -----------                           -----------

                      LAS VEGAS RESERVATION SYSTEMS, INC.,

          TRAVELSCAPE.COM, INC. AND PROFESSIONAL TRAVEL SERVICES, INC.

                             Travelscape.com, Inc.

                    Notes to Pro Forma Financial Statements

                                  (Unaudited)

(1) Reflects the conversion of equity accounts from the historical structure of LVRS (a Nevada S corporation), Old Travelscape (a Nevada C corporation) and PTS (a Nevada S corporation) on a combined basis, to Travelscape.com (a Delaware C corporation) on a consolidated basis. This transaction was principally accounted for as a reorganization of entities under common control. Accordingly, the combined financial statements of LVRS, Old Travelscape and PTS for the years presented herein are predecessor operations to the comparable entity which exists after January 22, 1999. At the time of the reorganization, 20% of the common stock of Old Travelscape was not owned by the common control group. Therefore, the assets of Old Travelscape were stepped-up by $1,876,000, which represents 20% of the amount by which the fair value of the net assets of Old Travelscape exceeded the historical net assets at the time of the reorganization.

(2) Reflects the amortization of goodwill as if the reorganization taken place on the first day of the beginning of each of the periods presented. The goodwill representing $1,876,000 is being amortized over 15 years.

                                5,000,000 Shares
                             TRAVELSCAPE.COM, INC.
                                  Common Stock

                                     [LOGO]

                                 --------------
                                   PROSPECTUS
                                 --------------

Until           , all dealers that affect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                           U.S. Bancorp Piper Jaffray
                               CIBC World Markets

                             ----------------------

                                 DLJDIRECT Inc.

                                         , 1999

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the costs and expenses, other than the underwriting discounts, payable by the Registrant in connection with the sale of the securities being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq/NMS listing fee.

SEC Registration Fee....................................................  $  19,182
NASD Filing Fee.........................................................      7,400
Nasdaq National Market Listing Fee......................................     30,000
Printing Costs..........................................................    160,000
Legal Fees and Expenses.................................................    300,000
Accounting Fees and Expenses............................................    175,000
Blue Sky Fees and Expenses..............................................     20,000
Transfer Agent and Registrar Fees.......................................     15,000
Director and Officer Liability Insurance................................    400,000
Miscellaneous...........................................................    123,418
                                                                          ---------
    Total...............................................................  $1,250,000
                                                                          ---------
                                                                          ---------

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Article X of our Amended and Restated Certificate of Incorporation (Exhibit 3.1 hereto) and Article VI of our Amended and Restated Bylaws (Exhibit 3.2 hereto) which will be adopted and, as necessary, filed upon completion of this offering, will provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by Delaware law. In addition, we have entered into Indemnification Agreements (Exhibit 10.1 hereto) with our officers and directors. The Underwriting Agreement (Exhibit 1.1) also provides for cross-indemnification among Travelscape.com and the Underwriters with respect to certain matters, including matters arising under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

    Since April 1996, we have sold and issued the following securities (as adjusted to reflect the 3-for-2 split of common stock completed on June 18,
1999):

    1. In May 1998 Travelscape.com, Inc. a Nevada corporation, or Old Travelscape, issued 3,000,000 shares of common stock to Thomas Breitling, 2,550,000 shares of common stock to Las Vegas Reservation Systems, Inc., a Nevada corporation and 450,000 shares of common stock to Jeffrey Marquis for an aggregate consideration of $234,500.

    2. In June 1998, Old Travelscape issued 1,500,000 shares of common stock to the Frank J. Fertitta and Victoria K. Fertitta Revocable Family Trust for an aggregate consideration of $1,500,000.

    3.  In January 1999, pursuant to an Agreement and plan of Reorganization,
(i) Thomas Breitling, the Fertitta Family Trust, Las Vegas Reservation Systems and Jeffrey Marquis assigned to the Registrant all right and title to their shares of Old Travelscape (as described above) in exchange for an aggregate of 7,500,000 shares of common stock of the Registrant; (ii) Timothy Poster and Thomas Breitling assigned to the Registrant all right and title to their shares of Professional Travel Service, Inc., a Nevada corporation in exchange for an aggregate of 300,000 shares of common stock of the Registrant; and (iii) Timothy Poster and Thomas Breitling assigned to the Registrant, all right and title to their shares of Las Vegas Reservation Systems in exchange for an aggregate of 9,750,000 shares of common stock of the Registrant, and (v) 2,550,000 shares of common stock of Travelscape.com, a Delaware corporation, owned by Las Vegas Reservation System, a Nevada corporation, were canceled.

    4. In February 1999, the Registrant issued units consisting of the Registrant's notes in the aggregate principal amount of approximately $7.0 million and warrants to purchase up to 527,752 shares of common stock pursuant to a Private Placement Memorandum dated January 26, 1999 for an aggregate consideration of $7,036,700.

    5. Since the incorporation of Old Travelscape, the Registrant has issued, and there remain outstanding, options to purchase an aggregate of 2,555,125 shares of common stock with exercise prices ranging from $1.33 to $6.00 per share.

    There were no underwriters employed in connection with any of the transactions set forth in Item 15.

    The issuances of securities described in Items 15(1) through 15(4) were deemed to be exempt from registration under the Securities Act in reliance on
Section 4(2) or Rule 506 of the Securities Act as transactions by an issuer not involving a public offering. The issuances of securities described in Item 15(5) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) or Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

ITEM 16. EXHIBITS.


1.1**      Form of Underwriting Agreement
2.1**      Agreement and Plan of Reorganization
3.1**      Form of Amended and Restated Certificate of Incorporation filed with the Delaware
           Secretary of State on June 18, 1999
3.2**      Amended and Restated Bylaws
4.1**      Form of Specimen Stock Certificate
5.1        Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, regarding legality of the securities being issued
10.1**     Form of Indemnification Agreement between the Registrant and each of its directors and officers
10.2**     1998 Stock Plan
10.3**     1999 Stock Plan
10.4**     1999 Employee Stock Purchase Plan
10.5+**    Campaign Insertion Order between Registrant and 24/7 Media dated August 28, 1998
           (MapQuest Agreement #1).
10.6+**    Campaign Insertion Order between Registrant and 24/7 Media dated January 19, 1999
           (MapQuest Agreement #2).

10.7+**    Campaign Insertion Order between Registrant and 24/7 Media dated February 24, 1999
           (MapQuest Agreement #3).
10.8+**    Shopping and Services Program Merchant Agreement between the Registrant and
           DoubleClick Inc., dated as of December 11, 1998.
10.9+**    Luxor Las Vegas 1998 Wholesale Contract Agreement between the Registrant and
           Ramparts, Inc. dated as of January 1, 1998.
10.10+**   Luxor Las Vegas 1999 Wholesale Contract Agreement between the Registrant and
           Ramparts, Inc. dated as of January 3, 1999.
10.11+**   Contract Bulk Fare and Marketing Agreement between Registrant and American
           Airlines, Inc. dated as of October 22, 1998.
10.12**    Voting Agreement by and among Timothy Poster, Thomas Breitling and Jeffrey Marquis
10.13**    Form of Promissory Note from the February 1999 private placement of units
10.14**    Form of Warrant from the February 1999 private placement of units
10.15**    Employment Agreement with Timothy Poster dated as of May 20, 1999.
10.16**    Employment Agreement with Thomas Breitling dated as of May 20, 1999.
10.17**    Employment Agreement with Jeffrey Marquis dated as of May 20, 1999.
10.18**    Employment Agreement with Michelle Decker dated as of May 20, 1999.
10.19**    Employment Agreement with Steven Sarner dated as of May 20, 1999.
10.20**    Employment Agreement with Jose Yofe dated as of May 20, 1999.
10.21**    Employment Agreement with Edward Muncey dated as of May 20, 1999.
10.22**    Employment Agreement with Michael Reichartz dated as of May 20, 1999.
10.23**    Employment Agreement with Erick Rodriguez dated as of May 20, 1999.
10.24**    Director Stock Option Agreement with Michael Conway
10.25**    Director Stock Option Agreement with Tobin Corey
10.26**    Director Stock Option Agreement with Lorenzo Fertitta
23.1       Consent of KPMG LLP
23.2**     Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (contained in Exhibit 5.1)
24.1**     Power of Attorney (contained in the signature page to this Registration Statement)
27.1**     Financial Data Schedule

------------------------------------

 ** filed previously

  + certain portions of the exhibit have been omitted based upon a request for confidential treatment; the non-public information has been filed with the Commission.

ITEM 17. UNDERTAKINGS.

    The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 5 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada on June 22, 1999.


                                          By: /s/ JEFFREY A. MARQUIS
                                             -----------------------------------
                                             Jeffrey A. Marquis
                                             Chief Financial Officer

                               POWER OF ATTORNEY

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:


          Signature                       Title                    Date
------------------------------  --------------------------  -------------------

                                President, Chief Executive
    /s/ TIMOTHY N. POSTER*        Officer and Director
------------------------------    (Principal Executive         June 22, 1999
      Timothy N. Poster           Officer)

    /s/ JEFFREY A. MARQUIS      Chief Financial Officer
------------------------------    (Principal Financial and     June 22, 1999
      Jeffrey A. Marquis          Accounting Officer)

   /s/ THOMAS C. BREITLING*
------------------------------  Director and Chief             June 22, 1999
     Thomas C. Breitling          Operating Officer

   /s/ LORENZO J. FERTITTA*
------------------------------  Director                       June 22, 1999
     Lorenzo J. Fertitta

    /s/ MICHAEL J. CONWAY*
------------------------------  Director                       June 22, 1999
      Michael J. Conway

     /s/ TOBIN J. COREY*
------------------------------  Director                       June 22, 1999
        Tobin J. Corey


*By:   /s/ JEFFREY A. MARQUIS
      -------------------------
         Jeffrey A. Marquis,
          ATTORNEY IN FACT

                                 EXHIBIT INDEX


1.1**      Form of Underwriting Agreement
2.1**      Agreement and Plan of Reorganization
3.1**      Form of Amended and Restated Certificate of Incorporation filed with the Delaware
           Secretary of State on June 18, 1999
3.2**      Amended and Restated Bylaws
4.1**      Form of Specimen Stock Certificate
5.1        Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, regarding legality of the securities being issued
10.1**     Form of Indemnification Agreement between the Registrant and each of its directors and officers
10.2**     1998 Stock Plan
10.3**     1999 Stock Plan
10.4**     1999 Employee Stock Purchase Plan
10.5+**    Campaign Insertion Order between Registrant and 24/7 Media dated August 28, 1998
           (MapQuest Agreement #1).
10.6+**    Campaign Insertion Order between Registrant and 24/7 Media dated January 19, 1999
           (MapQuest Agreement #2).
10.7+**    Campaign Insertion Order between Registrant and 24/7 Media dated February 24, 1999
           (MapQuest Agreement #3).
10.8+**    Shopping and Services Program Merchant Agreement between the Registrant and
           DoubleClick Inc., dated as of December 11, 1998.
10.9+**    Luxor Las Vegas 1998 Wholesale Contract Agreement between the Registrant and
           Ramparts, Inc. dated as of January 1, 1998.
10.10+**   Luxor Las Vegas 1999 Wholesale Contract Agreement between the Registrant and
           Ramparts, Inc. dated as of January 3, 1999.
10.11+**   Contract Bulk Fare and Marketing Agreement between Registrant and American
           Airlines, Inc. dated as of October 22, 1998.
10.12**    Voting Agreement by and among Timothy Poster, Thomas Breitling and Jeffrey Marquis
10.13**    Form of Promissory Note from the February 1999 private placement of units
10.14**    Form of Warrant from the February 1999 private placement of units
10.15**    Employment Agreement with Timothy Poster dated as of May 20, 1999.
10.16**    Employment Agreement with Thomas Breitling dated as of May 20, 1999.
10.17**    Employment Agreement with Jeffrey Marquis dated as of May 20, 1999.
10.18**    Employment Agreement with Michelle Decker dated as of May 20, 1999.
10.19**    Employment Agreement with Steven Sarner dated as of May 20, 1999.
10.20**    Employment Agreement with Jose Yofe dated as of May 20, 1999.
10.21**    Employment Agreement with Edward Muncey dated as of May 20, 1999.
10.22**    Employment Agreement with Michael Reichartz dated as of May 20, 1999.
10.23**    Employment Agreement with Erick Rodriguez dated as of May 20, 1999.
10.24**    Director Stock Option Agreement with Michael Conway
10.25**    Director Stock Option Agreement with Tobin Corey
10.26**    Director Stock Option Agreement with Lorenzo Fertitta
23.1       Consent of KPMG LLP
23.2**     Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (contained in Exhibit 5.1)
24.1**     Power of Attorney (contained in the signature page to this Registration Statement)
27.1**     Financial Data Schedule


------------------------------------

 ** filed previously

  + certain portions of the exhibit have been omitted based upon a request for confidential treatment; the non-public information has been filed with the Commission.